SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED REPORT

FIRST HALF 2004

Collective Person No. 503 215 058 – Share Capital: Euro 1,254,285,000
Registered at the Conservatory of the Commercial Registry of
Lisbon under No. 3602, Section 4
Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa

CONSOLIDATED REPORT

FIRST HALF 2004

PT Group Structure

HIGHLIGHTS

		Euro million

Consolidated Results	1H04	1H03	Δ %

Operating Revenues	2,921	2,725	7.2

EBITDA (1)	1,166	1,074	8.6

Operating Income	698	607	15.1

Income Before Taxes and Minority Interests	541	260	108.2

Net Income	323	143	124.8

Earnings per Share (Euro)	0.26	0.11	124.8

		Euro million

Margins and Ratios	1H04	1H03	Δ %

EBITDA Margin (%)	39.9	39.4	0.5pp

EBITDA / Net Interest (x)	12.2	14.4	(2.2x)

Net Debt / EBITDA (x)	1.3	1.9	(0.5x)

Capex (2)	247	220	12.4

EBITDA minus Capex	919	854	7.6

		Euro million

Financial Data	30 Jun 2004	31 Dec 2003	Δ %

Net Assets	12,873	13,558	(5.1)

Net Debt	3,107	3,216	(3.4)

Shareholders' Equity	2,711	2,941	(7.8)

Gearing (3) (%)	48	47	1.0

		thousand

Customers / Accesses	1H04	1H03	Δ %

Wireline	4,278	4,189	2.1

Mobile	28,446	22,364	27.2

Pay-TV	1,487	1,369	8.6

Broadband (Retail ADSL + Cable)	529	268	97.8

		number

Employees	30 Jun 2004	31 Dec 2003	Δ %

PT Group Employees	28,437	24,872	14.3

Wireline	9,012	9,075	(0.7)

TMN	1,112	1,109	0.3

Vivo	3,521	3,500	0.6

PT Multimedia	2,598	2,588	0.4

Other	12,194	8,600	41.8

(1)	EBITDA = Operating Revenues + Depreciation and Amortisation.
(2)	Excluding Goodwill.
(3)	Gearing = Net Debt / (Net Debt + Shareholders' Equity + Minority Interests).

MAIN FIGURES BY BUSINESS AREA

Wireline		Euro million

	1H04	1H03	Δ %

Operating Revenues	1,123	1,149	(2.3)

EBITDA (1)	453	461	(1.6)

EBITDA Margin (%)	40.4	40.1	0.3pp

Capex	84	60	40.4

EBITDA minus Capex	369	401	(7.9)

Capex / Operating Revenues (%)	7.5	5.2	2.3pp

TMN		Euro million

	1H04	1H03	Δ %

Operating Revenues	755	715	5.5

EBITDA (1)	359	316	13.9

EBITDA Margin (%)	47.6	44.1	3.5pp

Capex	39	72	(45.8)

EBITDA minus Capex	320	244	31.4

Capex / Operating Revenues (%)	5.2	10.0	(4.9pp)

Vivo (2)		Euro million

	1H04	1H03	Δ %

Operating Revenues	5,264	4,719	11.6

EBITDA (1)	1,914	1,828	4.7

EBITDA Margin (%)	36.4	38.7	(2.4pp)

Capex	503	293	71.4

EBITDA minus Capex	1,411	1,535	(8.1)

Capex / Operating Revenues (%)	9.6	6.2	3.3pp

PT Multimedia		Euro million

	1H04	1H03	Δ %

Operating Revenues	360	326	10.4

EBITDA (1)	91	57	60.4

EBITDA Margin (%)	25.3	17.4	7.9pp

Capex	26	26	3.0

EBITDA minus Capex	65	31	107.2

Capex / Operating Revenues (%)	7.3	7.8	(0.5pp)

Note: Values above include intra-group transactions.
(1)	EBITDA = Operating Revenues + Depreciation and Amortisation.
(2)	This business segment reports its results including 100% of Vivo's results and includes TCO's results since May 2003. Vivo's financial results are proportionately consolidated by PT on a 50% basis.

MAIN EVENTS

1 January

Creation of the Audit Committee and approval of its regulation which establishes its competencies, duties, responsibilities and prerogatives, composition and function, as well as the appointment, destitution, requirements and incompatibilities of its members. The composition of the Audit Committee for the term of office of the current Board of Directors is as follows: Mr. João Mello Franco (Chairman), Mr. Nuno Silvério Marques and Mr. Thomaz Paes de Vasconcellos.

13 January

Cancellation of the merger of TCO Shares into TCP Shares following the decision of the Brazilian Securities and Exchange Commission (“CVM”) that this merger did not fully comply with current Brazilian laws. Although the management of TCP and TCO disagree with the arguments and conclusion stated in the CVM decision, taking into account the best interests of shareholders and out of concern that the CVM opinion could lead third parties to contest the legality of the merger, the management of TCO and TCP cancelled this transaction.

22 January

Change of certain operational responsibilities within PT’s Executive Committee. As a result of this change, Mr. Miguel Horta e Costa, in addition to his role as Group CEO, has also taken on direct responsibility for PT’s wireline business. Mr. Zeinal Bava and Mr. Iriarte Esteves, in addition to their current roles at PT, were also appointed executive vice-presidents of the wireline business. Mr. Bava is now responsible for the residential/SoHo segments and Mr. Esteves for the corporate/wholesale segments of the wireline business. Mr. Carlos Vasconcellos Cruz will now supervise all of PT’s international businesses, focusing primarily on Vivo in Brazil.

11 February

Announcement that the Board of Directors would submit to shareholder approval, at the AGM scheduled for 2 April 2004, a reduction of PT’s share capital of up to Euro 125,428,500. This share capital reduction, to be carried out under the share buyback programme, would take place through the cancellation of up to 125,428,500 treasury shares, representing 10% of PT’s share capital.

15 March

Signing by PT Comunicações of an agreement with the Portuguese Institute for the Consumer’s Defence (“DECO”) settling the legal dispute between these two entities. In 1998 and 1999, DECO brought several legal proceedings against PT Comunicações, pleading for the declaration of the nullity of the tariff plan, which had been approved by the competent authorities and subsequently confirmed by Portuguese Government, and that PT Comunicações be required to refund the amounts charged as activation fees. Under the terms of this agreement, DECO and PT Comunicações reached an alternative solution to refunding the amounts charged as activation fees, resulting in certain benefits being granted to consumers.

2 April

Approval at the AGM of the proposal to pay a cash dividend of Euro 0.22 per share for the year ended 31 December 2003, amounting to Euro 276 million.

Approval at the same AGM of a reduction of PT’s share capital in the nominal amount of up to Euro 125,428,500, to be done under the share buyback programme, through the cancellation of up to 125,428,500 treasury shares, representing 10% of PT’s share capital.

19 April

Launch by TMN of UMTS in Portugal, including a service that allows customers to make videocalls. TMN’s 3G handsets function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN also offers a 3G access card. Initial coverage was launched in Lisbon and Oporto, then other major cities, and is being extended progressively to cover the whole of Portugal.

24 May

Approval by ANACOM of the 2004 fixed telephone service prices proposed by PT Comunicações. These prices were set within the pricing convention, complying with a price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices were effective on 1 August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls, respectively, thereby reinforcing PT’s competitive position in the domestic market.

MACRO ECONOMIC ENVIRONMENT

International

Although activity levels for the first half of 2004 showed a positive trend in the main world economies, the most recent indicators suggest a slight deceleration in the second half of the year, a situation that might extend into 2005. The uncertainty in the oil market, fed by new concerns relating to a decrease in oil supply in the Middle East, has affected the global economy.

In the United States, GDP grew around 4% on an annual basis. The strong stimulus from monetary and fiscal policies continued to sustain high growth of public consumption and corporate investment. Additionally, there was recovery in the labour market, with approximately 1.2 million jobs added during the first half of the year, which had positive effects on confidence indices.

The steady increase in raw materials prices and the recovery of the labour market led to an acceleration of the general price level in the United States. Core inflation increased from 1.1% to 1.9% y.o.y during the first half of 2004. At the end of June, the U.S. Federal Reserve increased the fed funds rate by 25 basis points, from 1% to 1.25%. With inflationary pressures, even though they might be transitory, being sustained by the increase in activity and business confidence and accompanied by the pressure on energy prices, the financial markets are anticipating a gradual rise in interest rates through 2004-2005.

In the Euro Zone, the strengthening of external demand and firms’ investment led GDP to grow 0.6% in the first quarter, with an estimated growth of around 0.5% in the second quarter. The inflation rate went up from 1.9% in January to 2.4% in June. There are still some constraints to a stronger growth in private consumption. The unemployment rate stabilised at 9% and GDP growth, estimated at around 1.6% this year, should continue to be a function of productivity gains, more than job creation. The labour costs per working hour are decreasing, after surpassing a 3% growth rate in the first quarter of 2003, compared to 2.3% in the first quarter of 2004. Given this outlook, the Council of Governors of the European Central Bank chose to maintain the refi rate unchanged at 2% during the first half of 2004.

The Euro continued to appreciate against the US Dollar until February, reaching a high of €/US$1.285. However, as a result of growing expectations that interest rates will increase in the United States, the rate of appreciation has slowed, resulting in an exchange rate of €/US$1.216 at the end of June 2004.

Portugal

The Portuguese economy performed well in the first half of 2004. GDP experienced a quarterly growth of 0.6% (0.1% y.o.y) in the first quarter, after a fall of 1.2% in 2003. While private consumption went up by 0.5% in the quarter (1.6% y.o.y), investment saw the most positive improvement, with gross fixed capital formation growing 2% in the first quarter of 2004, after a fall of 3.9% in the fourth quarter of 2003. In terms of year-on-year change, gross fixed capital formation fell during seven consecutive quarters before growing 0.6% in the first three months of 2004. An increase of 8.6% in transportation material investment and a 3.5% growth in machinery and equipments were the main drivers of total investment. The construction sector has fallen behind the other sectors, with related expenses falling by 2.8% y.o.y during the first quarter of 2004.

Public consumption fell by 1.5% y.o.y during the first quarter of 2004, and the most recent data available regarding fiscal execution suggest a positive trend in the budget deficit. On the other hand, exports remain strong, with a growth of 3.8% y.o.y and quarterly growth of 0.9% to 2%. Imports grew 5% in the first half primarily as a result of the acquisition of machinery and equipments and durable goods (including autos and third generation telecommunication equipments), as well as a rise in the stocks of food products. In addition, this increase in imports is due in part to the music festival “Rock in Rio Lisboa” and to the Euro 2004, both of which can be viewed as having a temporary effect on imports.

The most recent activity indicators for the second quarter of 2004 point to the sustainability of the current rebound of the Portuguese economy. The economic climate has indicated a recovery, with consumer confidence in particular increasing in May and June. Families have been less pessimistic concerning the evolution of unemployment and of its financial situation in a year ahead. In addition, the labour market is showing clear signs of stabilization. The unemployment rate fell from 6.5% to 6.4% during the first quarter of 2004 and employment grew 0.1% y.o.y in the same period, after a fall of 0.8% in 2003. In addition, the main indicators of investment in machinery and equipments registered an upward trend in the second quarter of 2004.

The recovery of the Portuguese economy should proceed at a gradual pace, with moderate growth this year and next. For 2004, a GDP growth of 1.1% is estimated, and for 2005 the forecast is 2.2%. The economic activity increase should still be restrained by the adjustment in internal demand that has been occurring in the last two to three years — as a result of the high levels of household and company indebtedness — and that has not yet come to an end.

Brazil

In Brazil the domestic outlook presents more signs of consolidation, after some uncertainties observed during the first half of the year. A recovery has been observed throughout the economy and a growth rate above 3% of GDP is expected in 2004.

The fiscal targets agreed upon with the IMF have been surpassed with a large margin, contributing to stable indebtedness levels with improvements in the debt profile. With a superavit of 5.9% of GDP (target of 4.25% for the year), and stability in public debt, the prospects of positive fiscal results for the year remain high.

Inflation indices have evidenced a rising trend, with Banco do Brasil acting cautiously and maintaining the Selic rate at 16% in July for the third consecutive month. Accompanying the upward trend in the economy, the Brazilian Real appreciated relative to the US Dollar from the end of May (the month where the minimum value for the year of US$/R$ 3.21 was reached), amounting to approximately US$/R$ 3.00 at the end of July 2004.

CAPITAL MARKET

Shares

The first half of 2004 was characterised by a certain amount of financial market instability due to concerns about increasing rates of inflation associated with oil price increases and the risks of economic slowdown as a result of the U.S. Federal Reserve interest rate hikes. However, most equity markets ended the first half of the year with a positive performance, notwithstanding the negative impact caused by the peak in oil prices, particularly in May.

The telecommunications sector was also negatively affected by the economic factors described above, falling slightly by 0.3% in the first half. The PSI Geral and PSI20 Euronext indices in the first half of 2004 grew by 13.5% and 9.5% respectively, and PT shares increased 11.2% to close at Euro 8.87 at the end of the first half of 2004.

As for other European telecommunications companies, Telenor (+64.2%), Telecom Itália (+8.7%), British Telecom (+5.4%), Telefónica (+4.4%) and KPN (+2.3%) all saw their share prices increase, while TeliaSonera (-15.2%) and France Telecom (-5.5%) saw their share prices fall.

Approximately 716 million PT shares were traded in the first half of 2004, equivalent to a daily average of 5.6 million, with the trading volume comprising approximately 40% of total trading on the Euronext Lisbon. PT continues to be the domestic market leader in terms of liquidity and the national company with the largest trading volume on Portuguese stock market indices. PT’s trading volume represented 21.5% of the PSI Geral and 20.4% of the PSI20 at the end of June 2004.

Among the major financial markets, the PSI20 increased 9.5% in the first half of 2004, and positive performance levels were also achieved in most other financial markets.

PT’s ADRs on the New York Stock Exchange increased by 8.2% in the first half of 2004, closing at US$ 10.84 on 30 June 2004. An average of approximately 140 thousand PT ADRs were traded daily in the first half of 2004, with 67 million ADRs outstanding at the end of June 2004.

Bonds

The first half of 2004 has seen a general stabilisation of the credit quality of the telecom sector, with some companies, namely Deutsche Telekom and France Telecom, experiencing an increase in their ratings. This performance was achieved through the consolidation of their financial structures, namely using generated cash flow to reduce their debt. The reduction in debt issuances by telecoms and the beginning of an economic recovery has led to additional tightening in telecom credit spreads.

Having an A- credit rating from Standard & Poor’s and an A3 credit rating from Moody’s, PT maintains some of the best ratings in the sector, due to its strong ability to generate cash flow, its highly liquid balance sheet and its debt profile, while improving even further its financial flexibility.

Although PT has entered into a share buyback programme for up to 10% of its share capital, PT credit spreads were generally stable during the first quarter and tighter during the second quarter. During the first quarter of 2004, PT credit spreads for shorter maturities were stable, and they tightened in the second quarter of 2004. Spreads for longer maturities widened during the first quarter and tightened afterwards, ending the first half of 2004 at approximately the same levels as at the end of 2003. One of the reasons for this evolution was the stabilisation of the political and economic situation in Brazil.

Interest rates in Europe decreased in the first quarter of 2004, contributing to the stabilisation of the 2006 Eurobond price and to the increase of the 2009 Eurobond price. During the second quarter of 2004, the general improvement of the overall economic situation led to higher interest rates in Europe, which in turn led to a decrease of the Eurobond prices, although, as mentioned above, PT credit spreads have tightened.

As a result of an increase in the price of PT shares, the Company’s Exchangeable Bond prices increased up to March 2004, and then remained stable until the beginning of May. During the last two months the decrease in PT share prices and the increase of the yield curve slope were responsible for a decrease in the prices of PT’s Exchangeable Bonds. The Exchangeable Bond issued in 1999 expired on 7 June, which explains the evolution of its price during the months immediately before the maturity date.

Investor Relations Activities

A clear and effective communication with the financial community of the company’s affairs and strategy is of fundamental importance to PT.

In this context, three roadshows were held in Europe and the US during the year, the most significant of which was held after the announcement of the company’s 2003 results in the beginning of March 2004. Approximately 90 one-on-one sessions were held at roadshows in the first half of 2004.

PT participated in six major domestic and international conferences, involving approximately 60 one-on-ones in the first half of 2004. In addition to its day-to-day contacts during the period, PT also had more than 30 one-on-ones and conference calls with analysts and investors.

The domestic and international financial community continues to consider PT to be one of the leaders in the sector in terms of the degree and quality of its information disclosures. This was evidenced domestically by the award to PT on 7 July 2004 with three Investor Relations Awards for 2004, promoted by Semanário Económico, Diário Económico and Deloitte, as follows:

  Best Global Investor Relations Programme — PSI20

  Best Usage of Technology in terms of Investor Relations

  Honourable Mention — Annual Report (non-financial sector).

In addition, Mr. Zeinal Bava was again nominated by the leading Institutional Investor publication as the best Chief Financial Officer in the European telecommunications sector.

Main Shareholders

As of 30 June 2004 qualified holdings in PT’s share capital were as follows:

Qualified Holdings

Institution	No. of Shares	% of Capital

Banco Espírito Santo Group	122,340,102	9.75%
Telefónica	104,921,379	8.37%
Brandes Investment Partners, L.P.	69,552,809	5.55%
Capital Group Companies	63,193,870	5.04%
Caixa Geral de Depósitos Group	58,160,325	4.64%
Banco Português de Investimento Group	29,082,407	2.32%
Cinveste, SGPS, S.A.	28,510,000	2.27%
Telexpress *	23,000,000	1.83%

*	Holding pursuant to the terms of article 447 of the Portuguese Commercial Companies Code.

Treasury Shares

The company was authorised by its General Meeting of 2 April 2004 to acquire up to 10% of its share capital.

Share Buyback Programme

In connection with PT’s share buyback programme for up to 10% of its share capital that was announced in September 2003, PT acquired in the first half of 2004 a total of 25,580,599 treasury shares at an average price of Euro 8.76 per share. At the end of the first half and as of the date of this report, PT held a total of 54,225,108 of treasury shares (at an average price of Euro 8.01 per share), representing 4.32% of its share capital.

In addition, as of 30 June 2004, PT had entered into equity swap contracts, under which PT has the option to acquire PT shares, equivalent to 2.19% of its share capital, at an average price of Euro 7.77 per share.

FINANCIAL INFORMATION

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2004 AND 2003

(Amounts stated in Euro - EUR and U.S. Dollar - US$)

	Notes	2004	2004	2003

		US$	EUR	EUR
Operating Revenues:
Services rendered	21	3,144,077,256	2,581,556,167	2,423,693,699
Sales of merchandise and products	21	333,147,913	273,542,912	232,204,919
Telephone directories	21	80,142,827	65,804,111	69,050,780

Total operating revenues		3,557,367,995	2,920,903,190	2,724,949,398

Operating Costs and Expenses:
Wages and salaries	22	431,056,901	353,934,560	348,906,786
Post retirement benefits	30.4	116,394,619	95,569,931	110,125,510
Costs of telecommunications	23	335,844,733	275,757,232	296,721,519
Subsidies		(5,302,080)	(4,353,461)	(10,547,577)
Maintenance and repairs		75,399,525	61,909,455	61,685,681
Own work capitalized	3.I)	(43,266,254)	(35,525,293)	(26,922,936)
Raw materials and consumables		38,350,647	31,489,159	32,285,487
Costs of products sold		299,978,848	246,308,275	205,466,414
Telephone directories		53,618,021	44,024,978	45,657,980
Marketing and publicity		103,548,638	85,022,283	65,370,730
Other general and administrative	24	617,679,175	507,167,399	457,589,039
Provision for doubtful receivables, inventories and other	28	75,542,328	62,026,708	54,687,313
Other net operating income		(33,309,130)	(27,349,643)	(25,592,907)
Taxes other than income taxes		71,505,848	58,712,413	35,404,925

Total operating costs and expenses		2,137,041,818	1,754,693,996	1,650,837,964

Operating Income Before Depreciation and Amortization		1,420,326,177	1,166,209,194	1,074,111,434
Depreciation and amortization	11 and 12	570,045,231	468,055,859	467,529,077

Operating Income		850,280,947	698,153,335	606,582,357

Other Expenses (Income):
Interest expenses		289,277,530	237,521,578	240,806,502
Interest income		(172,888,851)	(141,956,524)	(166,194,669)
Foreing currency exchange gains, net		(480,473)	(394,509)	(16,090,532)
Other net financing expenses/(income)	25	7,116,227	5,843,031	(81,347,550)
Goodwill amortization	12	56,962,033	46,770,698	52,723,813
Equity in losses of affiliated companies, net	10	(5,929,562)	(4,868,677)	13,024,444
Net losses/(gains) on sales and disposals of fixed assets	26	3,055,354	2,508,707	(37,320,817)
Work force reduction program costs	30.4	4,828,479	3,964,594	278,009,907
Other non-operating expenses/(revenues), net		6,314,959	5,185,121	3,097,689
Extraordinary Items	27	3,161,689	2,596,017	60,000,164

Income Before Income Taxes		658,863,560	540,983,299	259,873,406
Provision for income taxes	29	(206,244,984)	(169,344,761)	(81,134,959)

Consolidated Net Income Before Minority Interests		452,618,575	371,638,538	178,738,447
Loss / (income) applicable to minority interests	19	(59,820,485)	(49,117,731)	(35,244,349)

Consolidated Net Income		392,798,091	322,520,807	143,494,098

Earnings per Share and ADS (USD/EUR)		0,31	0,26	0,11

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND 2003 AND DECEMBER 31, 2003

(Amounts stated in Euros - € and U.S. Dollar - US$)

		June 30,
					December 31,
	Notes	2004	2004	2003	2003

		US$	€	€	€
Current Assets
Cash and cash equivalents		607,031,069	498,424,394	141,648,786	258,903,507
Short-term investments	5	2,191,174,704	1,799,141,723	1,675,546,316	2,272,188,060
Accounts receivable-trade, net
Third parties	6	1,294,168,291	1,062,622,786	1,111,239,588	1,118,013,145
Accounts receivable-other, net
Third parties	7	467,416,096	383,788,567	555,210,423	365,374,895
Affiliates	7	32,358,850	26,569,382	35,443,672	33,910,549
Inventories, net	8	193,633,202	158,989,410	132,499,673	102,884,982
Deferred Taxes	29	902,886,575	741,347,052	847,790,075	748,141,425
Prepaid expenses and other current assets	9	171,030,512	140,430,669	148,585,632	140,241,889

Total current assets		5,859,699,300	4,811,313,983	4,647,964,165	5,039,658,452

Investments, net	10	562,424,400	461,798,506	457,728,220	448,079,192
Fixed Assets, net	11	4,913,223,304	4,034,176,290	4,449,795,319	4,267,958,038
Intangible Assets, net	12	3,614,159,040	2,967,533,492	3,363,917,025	3,150,122,385
Other Non-Current Assets, net	7	114,451,435	93,974,411	85,958,260	68,525,804
Non-Current Deferred Taxes	29	614,192,936	504,304,899	806,290,473	583,471,389

Total assets		15,678,150,415	12,873,101,581	13,811,653,462	13,557,815,260

Current Liabilities
Short term debt and current portion of medium and long-term debt	13	1,702,836,460	1,398,174,284	1,071,296,853	1,191,078,724
Accounts payable-trade
Third parties		679,924,627	558,276,235	522,502,040	672,392,961
Affiliates		16,578,465	13,612,337	14,032,721	11,470,569
Accounts payable-other
Third parties	14	777,225,392	638,168,480	462,142,969	535,007,267
Affiliates		29,693,834	24,381,176	15,041,066	7,007,560
Accrued expenses	15	714,411,694	586,593,065	491,924,239	589,394,613
Taxes payable	16	123,556,028	101,450,060	104,367,831	102,925,601
Deferred Taxes	29	37,777,384	31,018,461	37,972,068	32,793,924
Deferred income	17	215,534,810	176,972,502	248,388,641	212,413,495

Total current liabilities		4,297,538,694	3,528,646,600	2,967,668,428	3,354,484,714

Medium and Long-Term Debt	13	4,879,799,721	4,006,732,672	4,721,185,053	4,555,614,003
Accrued Post Retirement Liability	30.3	1,463,110,690	1,201,338,936	1,246,227,646	1,256,038,995
Provisions for Other Risks and Costs	18	494,400,450	405,945,028	407,884,941	361,379,666
Other Non-Current Liabilities	18	135,219,999	111,027,177	118,939,456	144,771,333
Non-Current Deferred Taxes	29	349,449,330	286,927,769	363,275,260	300,731,656

Total liabilities		11,619,518,884	9,540,618,182	9,825,180,784	9,973,020,367

Minority Interests	19	757,437,665	621,921,065	684,779,317	643,967,968

Shareholders' Equity:
Share capital	20	1,527,593,702	1,254,285,000	1,254,285,000	1,254,285,000
Capital issued premium	20	111,687,387	91,704,891	91,704,891	91,704,891
Treasury shares		(528,681,557)	(434,092,747)	-	(210,040,062)
Legal reserve	20	187,830,719	154,225,075	144,184,287	144,184,287
Other reserves and retained earnings		4,438,429,643	3,644,330,112	3,690,271,946	3,682,035,130
Cumulative foreign currency translation adjustments	3.s)	(2,828,464,118)	(2,322,410,804)	(2,022,246,861)	(2,261,577,622)
Net income		392,798,091	322,520,807	143,494,098	240,235,301

Total equity		3,301,193,867	2,710,562,334	3,301,693,361	2,940,826,925

Total liabilities and shareholder's equity		15,678,150,415	12,873,101,581	13,811,653,462	13,557,815,260

The accompanying notes form an integral part of these financial statements.

CORPORATE GOVERNANCE

In a global financial market, the access to stock markets is becoming increasingly competitive. Investment decisions are based not only on economic valuations, but also on clarity of information and the reliability of management.

As a result of new requirements and recommendations by the national (CMVM) and international (SEC) regulators regarding the quality and level of information disclosure, Portugal Telecom, which is committed to the new information disclosure requirements, is developing several initiatives with respect to Corporate Governance.

Board of Directors

The Portugal Telecom Corporate Governance model requires a clear division of powers between the Board of Directors and the Executive Committee. This division of power is based on three elements: effectiveness, simplicity and clearance, making the Executive Committee more operational. In this model, the supervision and control functions are separated from operational management functions, with the Board of Directors responsible for monitoring strategic and regulatory issues, as well as monitoring performance.

Currently, PT’s Board of Directors is comprised of 23 directors, 18 of whom are non executive members. All members of the Board of Directors have been elected individually by a joint proposal put forth by private shareholders and by the State in the General Meeting held on 4 April 2003. The Board is comprised of professionals with extensive experience, including in telecommunications and finance.

The Board of Directors evaluate the independence of their members on a permanent and continuous basis, monitoring their relationships for potential conflicts of interest.

In order to maximize performance, the Board of Directors has created several committees, which are responsible for certain specific tasks of the Board. At the date of this report, the PT Group’s internal committees consisted of the following:

Name	Functions	Members	Meetings frequency
Wages committee	Set management wages.	Armando Manuel Marques Guedes; Augusto Athayde d’Albergaria; João Manuel de Mello Franco	When needed
Strategy committee	Analyse, debate and present recommendations about the Group strategic plan; deem the impact and efficiency of the Strategic Plan and strategic decisions, propose eventual recommendations; study and prepare issues for further discussion suggested by Chairman and/or CEO, related with strategic topics that may arise during the year.	Ernãni Rodrigues Lopes
Miguel Horta e Costa
Zeinal Bava
Carlos Vasconcellos Cruz
Iriarte Esteves
Paulo Fernandes
Joaquim Goes
Carlos Oliveira Cruz
António Viana Baptista
Fernando Ulrich
		Patrick Monteiro de Barros	Quarterly
Audit Committee	Acknowledge and advise the Board of Directors in supervising the financial reporting quality and integrity. Analyse the external auditors independence and capability in reviewing the quality, integrity and effectiveness of the internal control system, supervising the duties of external and internal auditors, and assuring the compliance with laws, regulations and recommendations.	João Mello Franco; Nuno Silvério Marques; Thomaz Paes de Vasconcellos.	At least once each two months, and when needed
Governance Committee	Study, review, and evaluate Portugal Telecom Corporate Governance principles, namely the responsibilities of the Board members, the relationship between Board Members, Stockholders and other Stakeholders, and global evaluation of the Board of Directors and their Committees.
Provide consultancy to the Board of Directors in the adoption and review of a Corporate Governance model, namely the rules and internal procedures relating with corporate governance and the prevention of interest conflicts.
	Supervise the Code of Ethics applicability and implementation, as well as emit opinions about the superseded matters when asked by the Board of Directors.	Ernãni Rodrigues Lopes; Miguel Horta e Costa; Henrique Granadeiro; Jorge Tomé; João de Mello Franco; Jorge Bleck; Carlos Blanco de Morais.	Each quarter or when set by the President

The Governance Committee was created in July 2004 in order to improve the oversight functions of the Board of Directors, as well as to implement all other Corporate Governance mechanisms. The Consulting Counsel was created to analyse relevant issues together with the management, including matters related to regulation and competition, international investments, and mergers and acquisitions.

Executive Committee

As provided by Portugal Telecom’s articles of association, the Executive Committee is responsible for operational management. This Committee must be composed of 5 or 7 Directors and majority approval is required for all decisions. All Directors have the same voting rights, with the Chief Executive Officer (CEO) having the deciding vote in the event of a tie. The Executive Committee is required to meet every Friday and is currently composed of the following members:

CEO:	Miguel Horta e Costa
Members:	Zeinal Bava
Carlos Vasconcellos Cruz
Iriarte Esteves
Paulo Fernandes

The following chart shows the allocation of responsibility within the Executive Committee:

Internal Control System

In compliance with the CMVM and SEC rules and as a review of the newly adopted Internal Control System and Corporate Governance Model, the PT Group is undertaking a Corporate Internal Control project. This project is focused on the implementation, evaluation, monitoring and continuous improvement of the internal control systems and corporate governance models of the group’s significant subsidiaries and ensuring compliance with established objectives, policies and procedures; enhancing financial information reliability and the effectiveness and efficiency of operations, and minimizing fraud.

This project, which is based on best market practices for companies such as ours and applicable requirements of the U.S. Sarbanes-Oxley Act, is being carried out at all significant subsidiaries, with the goal being to extend the project to all subsidiaries in 2004. The design and effectiveness of Disclosure Controls and Procedures are evaluated quarterly.

The management of business risk is increasingly important to the PT Group, as a result of globalisation and the dynamic environment within which the activities of the different PT business areas are conducted.

The different Corporate Centre Units, Business Units and Service Units of the PT Group are responsible for risk management. These units identify and prioritize critical risks and then develop risk management strategies for the implementation of controls deemed appropriate to reduce risk to an acceptable level.

Because risk management is the responsibility of all personnel, PT has been developing procedures aiming to create a “risk-awareness culture”, which establish a common language to identify risk, define priorities, assess risk and control critical business risk.

The business of the Group is affected by many risk factors, some beyond management control, and others which should be pro-actively managed in order to influence positively the Group’s performance, such as risks affecting transactions, revenues, year-end results, assets, liquidity and the Group resources, and, consequently, the equity value of the company.

Business risks are assessed based on the probability of occurrence and impact of occurrence on the Group’s business. This assessment is made by the Executive Committees and the Administration of the companies of the PT Group.

Organisational Model

As a result of its reorganization on 29 January 2004, the PT Group now consists of five core business areas: Wireline Business in Portugal, Mobile Business in Portugal, Multimedia Business, International Business, which includes Vivo (the Joint-Venture with Telefónica Móviles for the mobile business in Brazil), and Instrumental Companies. The Business Units are coordinated by Portugal Telecom, the Group holding company, and led by its Executive Committee. Each business unit works under its own management principles, reporting is assured by functional coordination with the corporate centre in the holding and the business units departments, therefore, effective communication becomes possible.

Portugal Telecom, as the PT Group’s holding company, is responsible for defining policies for the group and for coordinating the processes that allow for the implementation of the strategies established by the Board of Directors. Each business unit works under its own management principles, guided by a common policy established by the Corporate Planning and Controlling System.

The Corporate Department, which reports to the Executive Committee of PT SGPS, is focused on coordinating the work of the business units and is organized as follows:

The Corporate Department is responsible for overseeing the functional reporting between the holding and its subsidiaries.

Code of Ethics

In the first quarter of 2002, PT’s Board of Directors notified all employees and major shareholders of PT Group companies that it had approved a Code of Ethics on 18 December 2001 applicable to the PT Group.

The Code was designed to explain and formalise standards of behaviour that conform with Group principles and values and to promote the sharing of such principles and values by employees and the adoption of a uniform standard of behaviour, in order to foster trust between PT’s employees, shareholders, costumers and suppliers. The Code applies to all PT Group directors, senior management and employees and is available on the company’s website at www.telecom.pt.

Dividend Policy

In determining its dividend policy, PT’s Board of Directors takes into consideration business opportunities for the Group, investor expectations and equity funding requirements.

PT’s Board of Directors has exclusive responsibility for proposing the payment of dividends, in due compliance with Portuguese law and the company’s articles of association. In accordance with PT’s articles of association, at least 40% of distributable net income1 must be distributed to shareholders as dividends, without prejudice to the right of the Annual General Meeting, by a qualified resolution of two thirds of the votes, to approve a lesser dividend or a dividend cancellation. Class A shares, by majority vote, have a veto power over the payment of dividends in excess of 40% of distributable net income.

__________________________________
1 Calculated in accordance with Generally Accepted Accounting Principles in Portugal, after deducting losses brought forward from previous years and 5% for the legal reserve, up to a maximum of one fifth of its share capital, subject to other legally imposed limits.

The value of gross dividends per share for each of the last three years were as follows (values in Euro):

2003	0.22
2002	0.16
2001	0.10

The 2004 Annual General Meeting approved a share buyback programme for up to 10% of PT’s shares. This programme is in progress. This programme has been structured so as not to impact the composition of shareholdings and market prices or market operation in general. The programme fully complies with CMVM rules regarding share buyback programmes, primarily with respect to the following:

(a)

The Company must not acquire shares during sensitive trading periods, such as the opening and closing of stock market sessions, as well as during periods close to the disclosure of financial results or other relevant matters;

(b)

Payments for shares must comply with the margins approved by the general meeting, i.e., the share price must be no less than 15%, of the lowest or more than 15% of the average, market price registered in the 5 trading sessions immediately before the date of acquisition of the shares or the date a definitive agreement is reached regarding the right to acquire the same, without prejudice to any financial instrument entered into regarding the terms of issuance of any convertible or exchangeable securities, or to any contracts entered into thereof; and

(c)	The use of derivative instruments in connection with the share buy back program is permitted as long as the principle of original acquisition from shareholders in a regulated market is adhered to.

Employee Share Grants

During 2004, as in 2003, in accordance with the decision of the Annual General meeting, PT’s Executive Committee granted each employee the right to receive 45 shares, provided that:

  Each employee has been a member of the PT Group since 2 April 2004;

  Each employee has been working for the PT Group for at least six or nine consecutive months prior to the allocation of the shares, subject to certain conditions;

  The employee has not received a poor performance review during the preceding year; and

  Each employee delivers an acceptance statement to Human Resources by the end of the eligibility period (30 August 2004).

All employees who held the 50 shares awarded to employees during 2003 until 7 July 2004 are entitled to receive an extra 5 shares in 2004. This share distribution is in compliance with the applicable tax law and the requirements for eligibility are disclosed on the company’s website.

RESOURCES

Employees

In the first half of 2004, the PT Group maintained its ongoing training programme and policy of rationalisation of human resources, with the aim of consolidating a merit-based culture and furthering creation of shareholder value.

The group continued to endeavour to form the best teams and promote its employees’ personal and professional development, by implementing training and rotation programmes designed to achieve sustained enrichment, motivation and development.

The company’s current “Strategic Human Assets Management” model, instituted throughout all group companies, focuses on human resources as the group’s most valuable asset. This model consists of the “Individual Performance Analysis Model”, which is applicable to most group employees in Portugal and is focused on analysing management and leadership capacities and achievement of targets. It also complies with best market practices.

In training model terms and without prejudice to the coherent application of various companies’ classroom training plans, important steps were also taken to consolidate the Transverse Corporative Training mechanisms materialised on “Campus PT”.

PT continued to develop the “Human Assets Restructuring Programme” in an effort to bring it into line with business demands and challenges. The group also continued to promote internal mobility strategies to cater for structural changes in its business lines and growth trends. Resources were concentrated in the more dynamic business areas, which have been less affected by technological obsolescence and competitive pressures.

At the end of the first half of 2004, the PT group had approximately 28,437 employees, representing an increase of 3,565 employees over the end of 2003. This increase was mainly due to an increase in the number of fixed-term employees in Mobitel’s call centre services (recorded under “other” in the table above and previously recorded under outsourcing to non Group entities).

At the end of June 2004, the number of PT Group employees in Portugal totalled 15,314 employees, an increase of 92 employees compared to the end of 2003.

Employees by Business Segment

	1H04	FY03	Change

			No.	%

Wireline	9,012	9,075	(63)	(0.7)
TMN	1,112	1,109	3	0.3
Vivo	3,521	3,500	21	0.6
PT Multimedia	2,598	2,588	10	0.4
Other	12,194	8,600	3,594	41.8

TOTAL	28,437	24,872	3,565	14.3

Portugal	15,314	15,222	92	0.6
International	13,123	9,650	3,473	36.0

Fixed Lines per Employee	475	466	9	2.0
Mobile Cards per Employee
TMN	4,381	4,406	(25)	(0.6)
Vivo	3,339	2,951	388	13.2

The number of employees in the wireline business decreased by 63 in the first half of 2004, in comparison to the end of 2003, mainly due to the transfer of employees to PT Pro. The ratio of fixed lines per employee reached 475 lines, representing an increase of 2.0% over the end of 2003. This ratio is in line with best European practice.

TMN and PT Multimedia slightly increased their employees by 3 and 10 respectively. At TMN, the ratio of “cards per employee” totalled 4,381 cards at the end of the first half of 2004.

Vivo registered an increase of 21 employees over the end of 2003. The ratio of “cards per employee” at the end of the first half of 2004 was 3,339 cards, a 13.2% improvement when compared to the end of 2003.

Telecommunications Infrastructures

Wireline

Customer base evolution, the need to increase quality and services and the need to implement new service functionalities required several actions for each of the networks supporting the different PT Group businesses to ensure their ability to react to demand, and to modernise.

In the first half of 2004, network activity was characterised by the maintenance of high functional response rates in terms of networks and services, with lower capital expenditure and operating costs. Under the fibre-optic network modernisation and expansion programme, 9,250 km of fibre-optic cable and 367.76 km of cable were installed, and the SDH transmission network was expanded with a further 31,809 new circuits with a capacity equivalent to 2 Mbit/s.

During this period a new intracom technology FWA system was introduced. This system's use of radio on the access network makes it possible to provide universal service, principally in areas with no copper infrastructure. This point-to-multipoint system operates on the 3.5 GHz band and permits the provision of POTS, ISDN and data transmission of up to 2 Mbit/s, through a wireline or DECT wireless system.

In the first half of 2004, the Lisbon-Faro DWDM network ring was implemented and the Lisbon-Porto network structures were enhanced. The switching capacity of international gateway switches on the TDM switching and signalling networks was also enhanced in order to support international traffic growth and to increase the capacity of stand-alone STPs to process roaming traffic for mobile operators, which was required to ensure traffic growth at the Euro 2004 Football Championship.

Three new network SSPs (Service Switching Points) were provided on services platforms and new services were implemented, such as the automating of “collect calls” originating from overseas via Portugal Directo, and the 760 fault reporting service with features similar to those of the single number and SMS connections between PT Comunicações and Vodafone and Optimus customers.

Finally, domestic WiFi coverage was increased to more than 250 hotspots and a roaming service with other operators was implemented. This allows WiFi customers of other operators to use the platforms of PT WiFi.

PT's core network development in the period primarily included evaluation testing for the introduction of different classes of service on the PT Ethernet network and tests on platforms for videostreaming using IP/xDSL technologies, in addition to technical/commercial analysis for the provision of powerline technology services capable of leveraging the launch of pilot schemes and offers using powerline solutions.

ADSL coverage increased by 10% in the first half of 2004 to 93.2% of fixed line accesses. In addition, the number of accesses increased to 293 thousand at the end of the first half of 2004.

TMN

In the first half of 2004, TMN's network maintained a high functional response capacity, particularly in terms of improvements to the quality of service provided. The number of successful calls increased and the call disconnection rate decreased. The quality of voice and access to data services improved, in particular through TMN's new GPRS-based i9 service.

The increase in the number of TMN customers, together with TMN’s commitment to provide its customers with high quality services, resulted in the need for systematic network re-adaptations, both in terms of expansion - leading to greater and better network coverage - and modernisation. As a result, an additional 106 base stations (BTs) were installed in the period, reaching a total of 3,934 BTs at the end of the first half of 2004.

TMN launched its UMTS commercial service in the greater Lisbon and Porto zones in April 2004, together with the commercial launch of videocall services using the Siemens U15 terminal. UMTS coverage has been progressively expanded to the following cities: Aveiro, Braga, Coimbra Faro, Funchal, Guimarães and Leiria, furthered by the goal of providing UMTS service in locations associated with the Euro 2004 Football Championship.

Vivo

Vivo's most significant network infrastructure expansion in Brazil took place in the Bahia, Espírito Santo, Brasília, Goiás and Rio Grande do Sul regions. This included the launch of the CDMA-1XRTT network, which was extended over 148 new municipalities to reach a total of 249 municipalities in Vivo’s concession area by the end of June 2004. The expansion of the CDMA 1XRTT network in these regions led to the installation in the first half of 2004 of 543 base radio stations and 11 exchanges (5 new and 6 upgrades to 1X).

Existing networks in Rio de Janeiro/Espírito Santo, São Paulo and Paraná/Santa Catarina required expansion in the first half. Digital coverage was expanded to an additional 109 municipalities, totalling 1,511 in Vivo’s concession area. There was a 4.4% increase over the end of 2003 in new base radio station installations, with a further 383 installations in the first half of 2004.

PT Multimedia

In the first half of 2004, TV Cabo’s network infrastructure operations concentrated mainly on creating new cells. The number of homes connected increased by more than 42 thousand and the number of homes passed with bi-directional facilities increased by more than 62 thousand.

Information Systems

PT SI is primarily responsible for the operation and development of PT Group information technologies and systems. The company provides services to PT Group companies and support for corporate customers ranging from information technologies to communications convergence needs.

PT SI consolidated its position during the course of the first half as a preferred partner in achieving important advantages in terms of group business through its development of various structuring projects, including the implementation of projects within the PT Group Systems Master Plan, which have been designed to position the PT Group as one of the best IS/IT practices within a three year period by exploiting synergies and standardisation of solutions for the most critical business platforms, such as billing and customer support.

PT SI was also the prime contractor for the PRO UNO project. This is an essential PT Group initiative, with PT PRO as its customer. The project is currently at its implementation stage and is working toward the staged integration of various group companies on a single SAP platform, in order to achieve greater accounting and financial control and optimise cost reductions through standardized procedures and co-ordination of SAP platform management.

PT SI was responsible for TV Cabo’s new global information systems programme, which has reached its final stages of implementation and is responsible for the development of original adaptations to billing solutions, CRM, provisioning, integration, SAP logistics and technical support and operations as a platform enabling TV Cabo to improve service quality to its growing number of customers.

PT SI, in partnership with Indra, was also responsible for consolidating Vivo’s SAP systems, including the integration of the SAP platforms of seven of Vivo’s regional companies in Brazil. The SAP platforms of Vivo’s other regional companies (basically TCO subsidiaries) are expected to be integrated in the second half of 2004.

In the first half of 2004, the PT group’s disaster recovery activities support system was implemented in a dedicated location. This is intended to allow PT to continue operating in disaster type situations, protecting data and fundamental operating information and processing capacity, and allowing for the restoration of critical business applications with minimum downtime.

The PT Group, through PT SI, has continued to achieve significant progress in further consolidating its systems, while fulfilling its mission of providing support to PT Group companies in their rationalisation and optimisation of Information Technologies asset management, by centralising the integrated, standardised management of applications software licences in use in various group companies.

Regarding the projects for non-PT Group companies, the first half of 2004 was characterised in particular by the growing commercial articulation between the corporate customer sales forces of PT Corporate, PT Prime and PT Comunicações and those of PT-SI. This has reinforced the group’s offer of complementary IS/IT telecommunications solutions, helping to increase customer loyalty and achieve greater value-added thresholds in terms of relationships with Portuguese companies.

The PT Group has had recent positive developments with several customers, including: (a) GCT Group, which renewed its SAP outsourcing contracts and expanded its partnership into new IS/IT areas; (b) SAMS, with the award of the biggest domestic project for the implementation of Microsoft’s Navision ERP; (c) Euro 2004, including the finalisation of a highly successful IS/IT component; (d) Coimbra University, which undertook a SAP systems upgrade; (e) Inapa, which extended its systems development to Spain (eBusiness and sales force automation); and (f) Caixa BI and Cares of the CGD Group, which implemented new portals.

Finally, it is important to note that PT SI is committed to the sustained development of a pool of highly competent professionals meeting the highest qualifications and having the requisite certifications in information technologies.

Research and Development

PT Inovação, the PT Group’s Research & Development subsidiary, is principally focused on Group business development, including applied research and engineering services and solutions and services development, both domestically and internationally.

PT Inovação, in applied research terms, has concentrated on its Innovation Plan, which includes an Innovation Contract, community and IST-Information Society Technologies projects, EURESCOM, and domestic programmes designed to encourage innovation. The Year 2004 Innovation Contract involved thirty seven projects in areas such as Ethernet networks, quality of service, V6 Internet Protocol, IP networks security, Next Generation Networks management, NGN services, radio frequency spectrums and interactive multimedia services.

Work continued on the IST and EURESCOM projects in the first half of 2004, with the successful completion of participation in the IST@Home, SPEED, GENIE and NEMOGS programmes. Taking into consideration the relative degree of performance and technical execution of our planned involvement up to the end of first quarter of 2004, the total percentage completion rate was 87%.

Achievements in terms of network solutions development during the first half included the consolidation of NETB@ND family solutions, notably: emergency and road telemetry solutions for shadow tolls and IEP; the installation of MicroDslam (ADSL) solutions in Euro 2004 Football Championship stadiums and Rock-in-Rio Lisboa and the provision of SDH rings at Euro 2004 stadiums; the installation of a network of optical racks for Vivo; the development of MDSLAM_LC48 units with Gigabit Ethernet interfaces and PicoDSLAM units; the consolidation of the ARQOS solution for the assessment of performance by type of service, for wireline, mobile and IP networks for Vivo and Unitel operators and the preparation of pilot try-and-buy schemes for operators TMN, PT Comunicações and Medi Telecom; the preparation of TMN’s try and buy pilot UMTS network based on MABEL/AGORA_NG solutions; and participation in the pilot electronic voting project for European elections.

Thirty three microelectronic units were developed to support the development and upgrade of NetB@nd family network solutions both internally and externally, and more than 13,500 hardware units for integration with NETB@nd solutions for domestic market customers (PT Comunicações and TMN) and international customers in Brazil, Cape Verde, Angola and Timor were produced.

Several consultancy services were also provided to different operators, including the provision of analyses and audits in the access network area and electrical and operating tests on different items of equipment and solutions.

The first “NETB@ND Users Group” meeting was held in Vilamoura on 29 and 30 April, which was attended by approximately two hundred directors and technical staff from PT Group companies, in addition to representatives of partners such as Telefónica, ScutVias and Eurescom. The quality of the papers delivered demonstrated an excellent technical level of knowledge at this User Group’s sessions, whose first meeting was based on the theme of "Technology for Business".

In the area of intelligent network solutions and services, PT Inovação won the international tender for the supply of Vivo’s prepaid service platforms for use by Vivo group companies, in addition to the development of new and diverse services for the group’s wireline and mobile operators. This project is one of the biggest challenges and commitments ever faced by PT Inovação, and, in helping to guarantee the leadership and sustainability of Vivo’s business, is also a strategic project for the PT Group.

Two additional international tenders were won by PT Inovação, as a consortium member, for Vivo, including: the international tender for the supply of a global network management solution for Vivo’s new national management centre in partnership with HP and Telefónica Soluciones, based on the Altaia system, PT Inovação’s performance management platform, and the international tender for the supply of a data warehouse solution for Vivo, in partnership with Telefónica Pesquisa e Desenvolvimento, which will be the largest data warehouse in the whole of South America.

In the area of platforms and intelligent network services, the PT Group contributed services for Euro 2004, primarily through PT WiFi, which supplied a new NGIN VSSP (Virtual Service Switching Point) platform to Venezuelan customer CANTV.

In addition, other platforms and services included contributions to i9 and the single IEP number for Euro 2004, i9 developments for the 2.5G and 3G stage, the supply of the new version of the MMBox, evolution of the SMS platform to the wireline network and the completion of the development of a UniBox (Unified Messaging) platform for Cabo Verde Telecom.

The PT Group spent Euro 5.8 million on research and development in the first half of 2004, compared to Euro 12.8 million in the same period of last year.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section we present a detailed discussion and analysis of PT’s financial condition and business performance for the first half of 2004.

The following financial analysis should be read in conjunction with the consolidated financial statements and the Notes included elsewhere in this Report. The consolidated financial statements of Portugal Telecom are presented in Euros, and have been prepared in accordance with generally accepted accounting principles in Portugal (“Portuguese GAAP”).

During the first half of 2004, PT’s reportable segments were the following:

Wireline	Retail Wholesale Data and Corporate Other wireline operations
Domestic Mobile	TMN
Brazilian Mobile	Vivo
PT Multimedia	Pay TV and Cable Internet – TV Cabo Portugal and PT Conteúdos
Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas
Media – Lusomundo Serviços and Lusomundo Media
Other Multimedia Operations – PTM holding company

Results of Operations

The Company’s consolidated operating revenues for the first half of 2004 amounted to Euro 2,921 million, an increase of 7.2% over the same period last year. Consolidated EBITDA for the same period amounted to Euro 1,166 million and consolidated operating income amounted to Euro 698 million, equivalent to increases of 8.6% and 15.1%, respectively, over the first half of 2003. The Company’s consolidated net income amounted to Euro 323 million, equivalent to an increase of 124.8% over the first half of 2003, and earnings per share amounted to Euro 0.26.

Consolidated Operating Revenues

Consolidated operating revenues for the first half of 2004 amounted to Euro 2,921 million, an increase of 7.2% over the first half of 2003, reflecting the higher contributions from Vivo, TMN and PT Multimedia. Assuming a flat Real/Euro exchange rate, operating revenues would have increased by 8.0% in the first half of 2004 to Euro 2,944 million.

The breakdown of consolidated operating revenues by business segment is as set out below:

Euro million

	1H04	1H03	Δ

Wireline	1,053.2	1,072.6	(1.8%)
TMN	678.6	624.6	8.6%
Vivo	722.2	588.7	22.7%
PT Multimedia	359.8	325.8	10.4%
Other	107.1	113.2	(5.4%)

Total operating revenues	2,920.9	2,724.9	7.2%

Retail revenues	908.4	894.8	1.5%
Wireline	685.3	702.6	(2.5%)
TV Cabo	223.1	192.2	16.1%

Monthly average revenue per household (Euro) (ARPH)	41.5	40.9	1.5%

Operating revenues from the domestic businesses rose by 3.4% in the first half of 2004, underpinned by the strong performance of TMN and PT Multimedia.

In the first half of 2004, wireline and Pay-TV retail revenues amounted to Euro 908 million, representing an increase of 1.5% over the same period last year. The average revenue per household (ARPH) increased to Euro 41.5 per month from Euro 40.9 in the first half of 2003.

The contribution to consolidated operating revenues from the mobile businesses rose by 3.5pp to 48.0% in the first half of 2004 compared to the same period last year. Vivo represented 24.7% of consolidated operating revenues in the first half of 2004, an increase of 3.1pp over the first half of 2003, in part due to the fact that TCO was only fully consolidated as of May 2003.

In the first half of 2004, the consolidation method of Mascom in Botswana was changed from full consolidation to equity accounting, due to the divestment of this subsidiary, which is pending regulatory approval. The change in the consolidation method for Mascom resulted in a negative impact of 1.0% on consolidated operating revenues. Previously, revenues from Mascom were recorded under “Other Revenues”.

The breakdown of consolidated operating revenues by business segment, considering the standalone revenues, is as set out below:

Euro million

	1H04	1H03	Δ

Wireline	1,123.4	1,149.3	(2.3%)
TMN	754.6	715.1	5.5%
Vivo	722.2	588.7	22.7%
PT Multimédia	360.1	326.1	10.4%
Other Businesses and Instrumental Companies:
Foreign Companies	98.3	109.1	(9.9%)
Instrumental Companies and Other	99.4	78.4	26.8%
Eliminations	(237.1)	(241.8)	1.9%

Total	2,920.9	2,724.9	7.2%

The decrease in operating revenues from foreign companies, excluding Vivo, is primarily related to the exclusion of Mascom from the consolidated results in 2004 (Euro 28 million), which was offset by the increase in revenues from Mobitel (Euro 7 million) and the consolidation of Timor Telecom in 2004 (Euro 6 million).

EBITDA

The breakdown of consolidated EBITDA by business segment is as set out below:

Euro million

	1H04	1H03	Δ	1H04 Margin

Wireline	453.4	460.9	(1.6%)	40.4%
TMN	359.2	315.5	13.9%	47.6%
Vivo	262.5	227.1	15.6%	36.4%
PT Multimedia	91.0	56.8	60.2%	25.3%
Other businesses	0.1	13.9	(99.7%)	n.m.

EBITDA	1,166.2	1,074.1	8.6%	-
EBITDA Margin	39.9%	39.4%	0.5pp	-

EBITDA increased by 8.6% in the first half of 2004 to Euro 1,166 million, while EBITDA margin improved by 0.5pp to 39.9%. Based on a flat Real/Euro exchange rate, EBITDA would have increased by 9.3% in the first half of 2004 to Euro 1,174 million.

In absolute terms, EBITDA growth in the first half of 2004 was underpinned by TMN, Vivo and PT Multimedia. The change in the consolidation method of Mascom described above had a negative impact on EBITDA in the first half of 2004 of 1.3%.

In the first half of 2004, EBITDA of the domestic businesses increased by 8.5% compared to the same period last year. A combination of top line growth and strong margin expansion in PT Multimedia and TMN supported this robust domestic performance.

The contribution to consolidated EBITDA from the mobile businesses rose by 2.8pp to 53.3% in the first half of 2004 compared to the same period last year. The contribution of Vivo to consolidated EBITDA improved by 1.4pp to 22.5% in the first half of 2004 (in part because TCO was only fully consolidated by Vivo as of May 2003), while TMN increased its contribution by 1.4pp to 30.8% compared to the first half of 2003.

PT Multimedia’s contribution to consolidated EBITDA improved by 2.5pp to 7.8% in the first half of 2004 compared to same period last year, as a result of a 59.8% increase in the EBITDA of the Pay-TV and Cable Internet business, which was underpinned by robust top line growth and strong margin expansion.

Consolidated operating costs

In the first half of 2004, the company’s consolidated operating costs amounted to Euro 2,223 million, an increase of 4.9% over the first half of 2003. This increase in less than the 7.2% increase in operating revenues in the same period.

The breakdown of consolidated operating costs is as set out below:

Euro million

	1H04	1H03	Δ	2004 % Rev.

Wages and salaries	353.9	348.9	1.4%	12.1%
Post retirement benefits	95.6	110.1	(13.2%)	3.3%
Costs of telecommunications	275.8	296.7	(7.1%)	9.4%
Costs of products sold	246.3	205.5	19.9%	8.4%
Marketing and publicity	85.0	65.4	30.1%	2.9%
Provisions for doubtful receivables,
inventories and other	62.0	54.7	13.4%	2.1%
General and administrative expenses	507.2	457.6	10.8%	17.4%
Other operating costs	128.9	111.9	15.1%	4.4%

Operating costs, excluding depreciation and amortization	1,754.7	1,650.8	6.3%	60.1%

Depreciation and amortization	468.1	467.5	0.1%	16.0%

Total operating costs	2,222.7	2,118.3	4.9%	76.1%

Wages and Salaries

Wages and salaries increased by 1.4% in the first half of 2004 to Euro 354 million, equivalent to 12.1% of consolidated operating revenues. In the case of the wireline business, which accounted for 40.6% of consolidated wages and salaries, these costs fell by 13.3% in the first half of 2004 compared to the first half of 2003, due to the staff reduction undertaken last year. Wages and salaries of Vivo increased by 29.0% in the first half of 2004 as compared to the same period last year, primarily because TCO was only fully consolidated by Vivo as of May 2003.

Post Retirement Benefits

In the first half of 2004, post retirement benefit costs (PRBs) decreased by 13.2% to Euro 96 million, compared to the same period last year, and accounted for 3.3% of consolidated operating revenues. This decline was primarily due to a recent change in Portuguese law revising the method of calculating the pension of an employee upon retirement. Since the beginning of the year, the calculation of pensions is based on 90% of the average salary of the last three years of employment, as compared to the previous method that calculated pensions based on 100% of the salary of the last year of employment. Furthermore, the Portuguese State has agreed to increase its contribution to PT’s healthcare costs, which has also contributed to the decrease in PRBs in the first half of 2004.

Costs of Telecommunications

In the first half of 2004, costs of telecommunications fell by 7.1% to Euro 276 million, compared to the first half of 2003, mainly as a result of lower traffic volumes in wireline and the decrease in fixed-to-mobile interconnection fees. Costs of telecommunications accounted for 9.4% of consolidated operating revenues.

Costs of Products Sold

Costs of products sold increased by 19.9% to Euro 246 million in the first half of 2004, primarily driven by the increase in the sales of merchandise and products of Vivo and by the fact that TCO was only fully consolidated as of May 2003. This cost item accounted for 8.4% of consolidated operating revenues.

Marketing and Publicity Costs

Marketing and publicity costs rose by 30.1% to Euro 85 million in the first half of 2004, compared to the same period last year, mainly as a result of the increase in advertising spend and promotional activities in connection with the rollout of new products and services in wireline, Vivo and PT Multimedia. Furthermore, the increase in this caption is also due to the fact that TCO was only fully consolidated by Vivo as of May 2003. This cost item represented 2.9% of consolidated operating revenues.

Provision for Doubtful Receivables, Inventories and Other

Provisions for doubtful receivables, inventories and other increased by 13.4% to Euro 62 million in the first half of 2004, compared to the first half of 2003. The increase in this caption is primarily due to a higher level of provisioning at TMN and also to the fact that TCO was only fully consolidated by Vivo as of May 2003. Provisions accounted for 2.1% of consolidated operating revenues.

General and Administrative Expenses

General and administrative expenses increased by 10.8% in the first half of 2004 to Euro 507 million, compared to the first half of 2003. In addition to the effect of having TCO fully consolidated by Vivo as of May 2003, there was an increase in the first half of 2004 in commercial costs in connection with the increased sale of broadband and pricing plans. General and administrative expenses accounted for 17.4% of consolidated operating revenues.

Depreciation and amortization

Depreciation and amortization costs remained flat in the first half of 2004 at Euro 468 million. Depreciation charges exceeded capex by Euro 221 million in the first half of 2004, resulting in a capex to depreciation ratio of 0.53 times in the first half of 2004. This cost item accounted for 16.0% of consolidated operating revenues.

Consolidated Net Income

Net income amounted to Euro 323 million in the first half of 2004, an increase of 124.8% over the first half of 2003.

A reconciliation between consolidated operating income and consolidated net income for the first half of 2004 is as set out below:

Euro million

	1H04	1H03	Δ

Consolidated Operating Income	698.2	606.6	15.1%

Net Non-Operating Expenses	(157.2)	(346.7)	(54.7%)
Income before Income Taxes and Minority Interests	541.0	259.9	108.2%

Provision for Income Taxes	(169.3)	(81.1)	108.7%
Consolidated Net Income before Minority Interests	371.7	178.8	107.9%

Loss/(Income) applicable to Minority Interests	(49.1)	(35.2)	39.4%

Consolidated Net Income	322.5	143.5	124.8%

Earnings per Share (Euro)	0.26	0.11	124.8%

Net Non-Operating Expenses

Net non-operating expenses primarily include net interest expenses, net foreign currency gains, net other financial expenses, goodwill amortization, equity accounting in earnings of affiliated companies, curtailment and severance costs and extraordinary items.

Net interest expenses increased from Euro 75 million in first half of 2003 to Euro 96 million in the first half of 2004, corresponding to an average cost of debt of approximately 5.9% in the first half of 2004. Excluding the cost of debt in Brazil, the average cost of debt would have been 4.8%.

Net foreign currency gains were Euro 0.4 million in the first half of 2004, as compared to Euro 16 million in the same period of last year, due to the evolution of the Real exchange rate over the period.

Net other financial expenses amounted to Euro 6 million in the first half of 2004, which compares to a net other financial income of Euro 81 million in the same period of last year. This caption includes various financial expenses, including banking commissions and related taxes. In the first half of last year, this caption included gains related to a reduction in the provision to cover estimated losses on certain equity swaps, as a result of the rise in the underlying share price as of 30 June 2003.

Goodwill amortization amounted to Euro 47 million in the first half of 2004, a decrease of 11.3% over the same period of last year, as a portion of goodwill related to the value attributable to licenses held by Vivo’s subsidiaries was transferred to Intangible Assets at the end of last year. The amortization of these licenses, which in the first half of 2004 amounted to approximately Euro 17 million, is now included in “Depreciation and Amortization”. This caption included primarily the amortization of goodwill related to the investments in Vivo (Euro 18 million), Lusomundo (Euro 7 million), PT Multimedia (Euro 5 million) and PT.com (Euro 4 million).

Equity accounting in earnings of affiliated companies amounted to Euro 5 million in the first half of 2004, compared to a loss of Euro 13 million in the same period of last year. In the first half of 2004, this caption primarily included PT’s share in the earnings of CTM, Unitel and Mascom, totaling Euro 17 million, and in the losses of Médi Télécom and Sport TV, totaling Euro 9 million. The improvement in this caption (Euro 18 million) is primarily the result of: (1) the reduction in the losses of Médi Télécom (from Euro 15 million to Euro 7 million); (2) the increase in the earnings of Unitel (from Euro 3 million to Euro 6 million); and (3) the change in the consolidation method of Mascom in the first half of 2004 from full consolidation to the equity method (earnings of Euro 5 million in the first half of 2004), due to the divestment of this subsidiary, which is pending regulatory approval.

Curtailment and severance costs amounted to Euro 4 million in the first half of 2004, compared to Euro 278 million in the same period of last year. The amount recorded in the first half of 2003 was related to the work force reduction programs covering approximately 1,500 employees.

Extraordinary costs amounted to Euro 3 million in the first half of 2004, as compared to Euro 60 million in the same period of last year. The extraordinary costs recorded in the first half of 2003 related mainly to provisions recorded by PT Multimedia in connection with estimated losses on the value of certain fixed assets and financial investments, and to cover certain liabilities with third parties.

Provision for Income Taxes

The provision for income taxes increased to Euro 169 million in the first half of 2004 from Euro 81 million in the same period of last year, primarily as a result of the increase in profit before taxes. This caption includes a non-cash component in the amount of Euro 124 million that was recorded against a reduction of tax losses carried forward, which was recorded in deferred tax assets in previous years.

Minority Interests

Income applicable to minority interests rose from Euro 35 million in the first half of 2003 to Euro 49 million in the first half of 2004 and primarily relate to (i) 50% of the minority interests related to the share of minority shareholders in the net income of Vivo’s subsidiaries (Euro 30 million) and (ii) the share of minority shareholders in the net income of PT Multimedia (Euro 13 million).

Financial Condition

Consolidated Balance Sheet

PT’s consolidated balance sheets as of 30 June 2004 and 31 December 2003 are as set out below:

Euro million

	June 30, 2004	December 31, 2003	Δ

Assets
Current Assets	4,811.3	5,039.7	(228.4)
Investments, net	461.8	448.1	13.7
Fixed Assets, net	4,034.2	4,268.0	(233.8)
Intangible Assets, net	2,967.5	3,150.1	(182.6)
Non-Current Deferred Taxes	504.3	583.5	(79.2)
Other Non-Current Assets, net	94.0	68.5	25.5

Total Assets	12,873.1	13,557.8	(684.7)

Liabilities	9,540.6	9,973.0	(432.4)
Current Liabilities	3,528.6	3,354.5	174.1
Medium and Long-Term Debt	4,006.7	4,555.6	(548.9)
Accrued Post Retirement Liabilities	1,201.3	1,256.0	(54.7)
Non-Current Deferred Taxes	286.9	300.7	(13.8)
Provisions for Other Risks and Charges	405.9	361.4	44.6
Other Liabilities	111.3	144.9	(33.7)
Shareholders' Equity	2,710.6	2,940.8	(230.2)
Minority Interests	621.9	644.0	(22.1)

Total Liabilities and Shareholders' Equity	12,873.1	13,557.8	(684.7)

The gearing ratio (Net Debt / (Net Debt + Equity + Minority Interests)) as of 30 June 2004 increased to 48.3% from 47.3% at the end of 2003, while the equity plus long term debt to total assets ratio decreased from 55.3% to 52.2% over the same period. The net debt to EBITDA ratio as of 30 June 2004 was 1.3 times and the EBITDA cover was 12.2 times.

Total assets amounted to Euro 12,873 million at the end of first half of 2004, a decrease of Euro 685 million over the end of 2003. This decrease was primarily due to: (i) the reduction in fixed and intangible assets of Euro 234 million and Euro 183 million, respectively, which primarily reflected the lower Capex compared with the depreciation recorded in the period, as well as the effect of the devaluation on the Real on Vivo’s assets; and (ii) the reduction in the current assets of Euro 228 million, primarily due to the decrease of Euro 233 million in cash and short term investments.

Total liabilities amounted to Euro 9,541 million as of 30 June 2004, a decrease of Euro 432 million compared to the end of last year. This reduction was mainly due to the repayment of the convertible bond in June 2004, amounting to Euro 451 million.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,100 million as of 30 June 2004 (Euro 1,876 million at the Real/Euro exchange rate prevailing on 30 June 2004). The assets denominated in Brazilian Reais in the balance sheet as of 30 June 2004 amounted to Euro 3,704 million, equivalent to approximately 28.8% of total assets. Approximately 98% of the net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

The accrued post retirement liability amounted to Euro 1,201 million as of 30 June 2004. The net decrease of Euro 55 million in the first half of 2004 was primarily the result of the difference between the payments made in connection with post retirement benefits in the amount of Euro 155 million and the increases recorded in this caption in connection with the PRBs and curtailment costs recorded in the period in the amount of Euro 96 million and Euro 4 million, respectively.

As of 30 June 2004, shareholders' equity amounted to Euro 2,711 million, a decrease of Euro 230 million as compared with 31 December 2003. A detailed reconciliation of this decrease in shareholders’ equity is set out below:

Euro million

Shareholders’ Equity as of December 31, 2003	2,940.8

Net Income of the period	322.5
Dividends distribution	(267.5)
Acquisition / sale of Treasury Stock	(224.0)
Currency translation adjustments	(60.8)
Other adjustments	(0.4)

Shareholders’ Equity as of June 30, 2004	2,710.6

Δ Shareholders’ Equity	(7.8)%

Shareholders’ Equity decrease in the first half of 2004	(230.2)

Pursuant to Portuguese law, the amount of equity that can be distributed to shareholders is based on the individual financial statements of the PT group companies. As of 30 June 2004, the Shareholders’ Equity of Portugal Telecom as shown in its standalone financial statements is as follows (amounts in millions of Euros):

Share capital	1,254.3
Treasury stock	(434.1)
Capital issued premium	91.7
Other adjustments in the equity of affiliated companies	248.5
Non-distributable reserves:
Legal reserve	154.2
Treasury stock reserve	434.1
Distributable reserves:
Other reserves	5.8
Retained earnings	633.5
Net Income	322.5

2,710.6

As of 30 June 2004, the distributable reserves amounted to approximately Euro 946 million, which includes the effect of the acquisition of treasury stock (4.32% of the share capital) for Euro 434 million, in accordance with the terms of PT's share buyback program, and net income for the first half of 2004 in the amount of Euro 323 million.

Investment in Financial Assets and Capital Expenditure

The breakdown of the Group's total investment carried out in the first half of 2004 is as set out below:

Euro million

	1H04	1H03	Δ

Financial Assets	42.0	281.8	(239.8)
Capital Expenditures	247.1	219.8	27.3

Total	289.1	501.6	(212.5)

Investment in Financial Assets

The investment in financial assets (including goodwill) in the first half of 2004 amounted to Euro 42 million and primarily related to: (i) PT Multimedia's acquisition of 17% of the share capital of Sport TV from RTP for Euro 16 million; (ii) Vivo's acquisition of 10.5% of Sudestecel’s share capital for Euro 10 million; (iii) Portugal Telecom's acquisition of 1.93% of Media Capital’s share capital for Euro 7 million; and (iv) Lusomundo Media's acquisition of 100% of Jornal Ocasião for Euro 5 million.

Capital Expenditure

In the first half of 2004, capital expenditure (“capex”) increased by 12.4% to Euro 247 million, as compared to the same period last year, with the increase in wireline and Vivo capex more than compensating for the reduction in capex of TMN. Capex in the first half of 2004 was equivalent to 8.5% of consolidated operating revenues.

The breakdown of capex by business segment is as set out below:

Euro million

	1H04	1H03	Δ

Wireline	84.2	60.0	40.4%
TMN	38.9	71.8	(45.8%)
Vivo	69.0	41.4	66.5%
PT Multimédia	26.4	25.6	3.0%
Other businesses	28.6	21.0	36.4%

TOTAL	247.1	219.8	12.4%

Capex from the wireline business in the first half of 2004 increased by 40.4% to Euro 84 million compared to the same period last year, equivalent to a capex to sales ratio of 7.5%. This increase was primarily related to the strong growth in ADSL accesses.

TMN’s capex fell by 45.8% to Euro 39 million in the first half of 2004, as compared to the same period last year, equivalent to 5.2% of operating revenues. Excluding the investment of Euro 33 million related to the payment made in the first half of 2003 pursuant to an agreement between the three Portuguese mobile operators, including TMN, and OniWay, TMN’s capex in the first half of 2004 would have been flat. TMN spent approximately 25% of capex on UMTS in the first half of 2004.

Vivo’s capex in the first half of 2004 amounted to Euro 69 million, an increase of 66.5% and equivalent to 9.6% of operating revenues. This increase is primarily due to the investment in capacity expansion and the progressive rollout of 1XRTT in Brazil, as well as to the fact that TCO was only fully consolidated by Vivo as of May 2003.

In the first half of 2004, PT Multimedia’s capex increased by 3.0% to Euro 26 million, equivalent to 7.3% of operating revenues. Around a third of PT Multimedia’s capex is related to terminal equipment, including set-top boxes and cable modems.

EBITDA minus Capex and Operating Cash Flow

The breakdown of EBITDA minus Capex by business segment is as set out below:

Euro million

	1H04	1H03	Δ %

Wireline	369.1	400.9	(7.9%)
TMN	320.3	243.7	31.4%
Vivo	193.6	185.6	4.3%
PT Multimédia	64.7	31.2	107.5%
Other	(28.6)	(7.0)	n.m.

TOTAL	919.1	854.4	7.6%

EBITDA minus Capex totaled Euro 919 million in the first half of 2004, increasing by 7.6% over the same period last year, mainly as a result of significantly higher contributions from TMN and PT Multimedia. The domestic businesses, on a combined basis, registered an improvement in EBITDA minus Capex of 11.6% and accounted for approximately 82% of the Group’s EBITDA minus Capex in the first half of 2004.

In the first half of 2004, operating cash flow increased by 20.4% to Euro 853 million, as compared to the same period last year. The breakdown of the PT’s Operating Cash Flow is as set out below:

Euro million

	1H04	1H03	Δ

EBITDA, excluding post retirement benefits	1,261.8	1,184.2	77.6
Non monetary items	6.7	(5.6)	12.3
Investment in working capital,
excluding fixed assets suppliers	(98.7)	(140.3)	41.6

Cash generated from operations	1,169.7	1,038.3	131.4

Capex	(247.1)	(219.8)	(27.3)
Investment in working capital (capex related)	(69.5)	(110.2)	40.8

Payments to fixed assets suppliers	(316.6)	(330.0)	13.5

Operating Cash Flow	853.1	708.3	144.8

In the first half of 2004, cash generated from operations increased by 12.6% to Euro 1,170 million, as compared to the first half of 2003, which includes a 29.7% reduction in the investment in working capital, excluding fixed assets suppliers. Payments to fixed assets suppliers amounted to Euro 317 million in the first half of 2004, representing a 4.1% decrease over the same period last year.

Operating Cash Flow in the first half of 2004

The Company’s Consolidated Net Debt as of 30 June 2004 amounted to Euro 3,107 million, a decrease of Euro 108 million over 31 December 2003.

Euro million

Net debt as of December 31, 2003 (a)	3,215.6

Free Cash Flow:
Operating cash flow	853.1
Acquisition of financial investments	(55.5)
Interest paid	(179.5)
Contributions to the Pension Funds and payments to Pre-retired and suspended employees (i)	(168.5)
Income taxes paid by certain subsidiaries	(34.8)
Taxes related with financial revenues paid by Vivo	(19.4)
Cash Flow Matching	201.1
Other cash movement	(1.5)

Free Cash Flow	595.1

Change in Net Debt:
Free Cash Flow	595.1
Gains obtained on certain foreign currency derivatives	7.9
Translation effects of US$ and Real denominated debt	11.1
Dividends paid	(267.5)
Acquisition of Treasury Shares (ii)	(238.5)

Net Debt reduction (b)	108.3

Net debt as of June 30, 2004 (a) - (b)	3,107.3

Percentage Net Debt reduction	3.4%

(i)

In the first half of 2004, this caption included Euro 66 million related to additional contributions to the pension funds made during the period in connection with the work force reductions that took place in 2003, Euro 28 million related to normal contributions to the pension funds made during the period, Euro 62 million related to payments of salaries to pre-retired employees and Euro 13 million related to payments to PT-ACS regarding healthcare services provided to retired and pre-retired employees. Euro 13 million in connection with normal contributions was paid as an advance, and therefore that amount was not offset against the provision for post retirement benefits.

(ii)

In the first half of 2004, this caption included Euro 14 million related to acquisitions made in the fourth quarter of 2003 and Euro 224 million related to acquisitions made during the first half of 2004.

The Net Debt evolution in the first half of 2004 is as set out below:

Excluding the investment in the acquisition of treasury shares in the amount of Euro 238 million, dividends paid and the cash flow matching operation, in the first half of 2004, the decrease in net debt would have been Euro 413 million.

The breakdown of the Company’s Consolidated Net Debt as of 30 June 2004 and 31 December 2003 is as set out below:

	June 30, 2004%		December, 2003%

Short term:	1,398.2	25.9	1,191.1	20.7
Bank loans	277.9	5.1	293.8	5.1
Convertible bonds	0.0	2.2	450.5	7.8
Bond loans	724.7	13.4	124.7	2.2
Other loans	395.6	7.3	322.1	5.6

Medium and long term:	4,006.7	74.1	4,555.6	79.3
Convertible bonds	440.3	8.1	440.3	7.7
Other bond loans	2,066.1	38.2	2,669.1	46.4
Bank loans	1,434.5	26.5	1,363.6	23.7
Other loans	65.9	1.2	82.5	1.4

Total indebtedness	5,404.9	100.0	5,746.8	100.0
Cash and cash equivalents	2,297.6	42.5	2,531.1	44.0

Net Debt	3,107.3	57.5	3,215.7	56.0

As of 30 June 2004, 74.1% of total indebtedness was medium and long term, while 64.3% of total indebtedness was at fixed rates. As of 30 June 2004, 84.6% of total debt was denominated in Euros, 2.7% in US Dollars and 12.4% in Brazilian Reais. Portugal Telecom’s average cost of debt in the first half of 2004 was 5.9% (4.8% excluding loans obtained in Brazil and denominated in Reais). The average maturity of the loan portfolio is currently 4.4 years. The only loans with rating triggers (if PT is downgraded to BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 355 million had been drawn down as of 30 June 2004. Most of Vivo’s net debt (50% consolidated by PT, amounting to Euro 207 million), is either Real denominated or has been swapped into Reais.

Debt Profile as of 30 June 2004

The Company’s Consolidated Net Debt profile as of 30 June 2004 is as set out below:

Euro million

Maturity	Net Debt	Notes

2004	(1,409.9)	Includes a Euro 125 million domestic Bond issued in Nov. 1997
2005	912.8	Includes a Euro 585 million Eurobond issued in Nov. 2001 (1)
2006	1,452.9	Includes a Euro 440 million Exchangeable Bond issued in
		Dec. 2001 and a Euro 900 million Eurobond issued in Feb. 2001 (1)
2007	406.7
2008	575.5
2009	956.5	Includes a Euro 880 million Eurobond issued in Apr. 1999 (1)
2010	74.5
2011	65.0
2012	45.8
2013	27.5

Total	3,107.3

(1)	These amounts are net of the nominal value of outstanding Eurobonds held by PT as marketable securities.

PT continues to hold as marketable securities some of its outstanding Eurobonds. As of 30 June 2004, PT held 2.50%, 10.05% and 12.05% of its 2005, 2006 and 2009 Eurobonds, respectively. These bonds, which have a nominal value of Euro 236 million, were acquired for a total amount of Euro 230 million.

BUSINESSES PERFORMANCE

Wireline

Operating revenues from the wireline business decreased 2.3% y.o.y in the first half of 2004 to Euro 1,123 million, reflecting the reductions in retail and wholesale revenues and other wireline revenues.

In terms of retail revenues, fixed charges increased by 4.2% to Euro 330 million in first half of 2004, on the back of a higher contribution from pricing plans, while traffic revenues fell by 13.8% y.o.y. Retail ADSL revenues posted a significant increase in the first half of 2004, amounting to Euro 41 million, up from Euro 14 million in the same period of last year. ISP dial-up revenues decreased to Euro 14 million as a result of the aggressive rollout of broadband. The net effect was a reduction in retail revenues of 2.5% y.o.y to Euro 689 million in the first half of 2004.

The decline in traffic revenues was in part due to falling interconnection rates, namely fixed-to-mobile. However, the corresponding costs of telecoms were also lower. As a result, net retail revenues, calculated as retail revenues less corresponding telecommunications costs, increased by 2.3% y.o.y to Euro 566 million in the first half of 2004.

The enhancement of the performance of the wireline division continues to be developed along several lines and is based, among other things, on improving customer retention and loyalty, and the strong growth of broadband. A prepaid offer for ADSL was launched in June this year, further enhancing the breadth of PT’s broadband offer. The launch of three new pricing plans, based on the concepts of simplicity, freedom and discount, was an important step towards improving the price perception of wireline services in Portugal. In the first half of 2004, an additional 93 thousand pricing plans were added, thus bringing the total number to 470 thousand, equivalent to a penetration of 11.8% of total PSTN/ISDN lines. The rollout of new stylish cordless phones, with “mobile handset” functionalities, has also been important to improve usage and customer retention. Lastly, the bundling of home security solutions with the fixed line is another way of creating additional value around the ownership of a copper line.

Wholesale revenues decreased by 4.7% y.o.y in the first half of 2004, as a result of the decline in leased lines, which was primarily due to the reduction in leased line prices and the growing usage by competitors of their own infrastructure.

EBITDA in the first half of 2004 decreased by 1.6% y.o.y to Euro 453 million and EBITDA margin improved by 0.3pp y.o.y to 40.4%, benefiting from the ongoing cost rationalisation initiatives, the reduction in post retirement benefit costs and the decline in telecommunication costs.

Capex amounted to Euro 84 million in the first half of 2004, an increase of 40.4% y.o.y, and equivalent to 7.5% of operating revenues, primarily because of the aggressive rollout of ADSL. Quality of service in the first half of 2004 has been preserved, with a call completion rate of 99.8% and 4.8 faults per 100 access lines.

EBITDA minus Capex in the first half of 2004 amounted to Euro 369 million, a decrease of 7.9% over the same period of last year and equivalent to 32.9% of operating revenues.

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

Total main lines (PSTN/ISDN plus ADSL) increased by 53 thousand in the first half of 2004, boosted by 105 thousand ADSL net additions. Net disconnections of PTSTN/ISDN lines totalled 52 thousand in the first half of 2004, an improvement over the 63 thousand net disconnections registered in the first half of 2003. Total main lines in the wireline business reached 4,278 thousand at the end of June 2004, of which 3,985 thousand were PSTN/ISDN and 293 thousand were wholesale ADSL. ADSL retail connections at the end of June 2004 totalled 260 thousand.

In May 2004, Anacom and the Directorate General for Enterprises approved the 2004 fixed telephone service prices proposed by PT Comunicações. These prices were set within the pricing convention, complying with a price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices were implemented on 1 August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls respectively.

Total ARPU (voice and data) increased by 1.3% y.o.y in the first half of 2004 to Euro 34.3. Voice ARPU (PSTN/ISDN less dial-up Internet) decreased by 1.4% y.o.y to Euro 31.2, while data ARPU (ADSL plus dial-up Internet) increased by 38.4% y.o.y, contributing Euro 3.1 to total ARPU in the first half of 2004.

In the first half of 2004, interconnection fees decreased by 14.1% y.o.y for call termination and by 15.4% y.o.y for call origination, while increasing by 35.8% y.o.y for transit. Interconnection fees are now at levels in line with the European average.

Total traffic in the first half of 2004 fell by 8.5% y.o.y, on the back of a decline of 7.2% in retail traffic and 9.5% in wholesale traffic, which was strongly influenced by the 34.5% fall in dial-up Internet traffic resulting from the strong rollout of broadband. As part of a settlement agreement with the Consumers’ Association, PT offered thirteen Sundays of free F2F traffic starting on 21 March and ending on 13 June 2004. This promotion resulted in a significant usage pick-up during the thirteen Sundays. Adjusting for the effect of this campaign, domestic F2F traffic trends in the second quarter of 2004 were in line with the first quarter of this year. Line usage, measured as originated traffic per access per day, stood at 9.1 minutes in the first half of 2004, which compares with 10.3 minutes in the same period of last year.

In the corporate segment, Internet capacity sales increased by 167.3% y.o.y in the first half of 2004, as a result of the expansion of ADSL. Total data communications accesses decreased by 0.9% y.o.y in the first half of 2004. Leased lines capacity to end-users increased by 48.4% y.o.y in the first half of 2004, with leased line digital capacity reaching 95.5% of the total leased line capacity, an improvement of 3.1pp over the same period of last year.

TMN

TMN had 4,872 thousand active customers at the end of June 2004, an increase of 8.1% y.o.y. In the first half of 2004, TMN registered net disconnections of 15 thousand customers as the company recorded 66 thousand inactive customers that had not made or received a call in the last three months as churn. The increased focus on segmentation and customer loyalty led to a 5.0% y.o.y increase in the number of postpaid customers, which totalled 787 thousand at the end of June 2004. Prepaid cards accounted for 83.8% of the total customer base. Although churn increased from 24.1% in the first half of 2003 to 24.4% in the first half of 2004, churn to competition was only 4.2%, according to market research from Qmetrics.

TMN benefited in the first half of 2004 from the increased number of visitors to Portugal during the Euro 2004 football championship (Euro 2004). TMN registered a high number of incremental roamers in the period of the tournament, which in total made 2.6 million calls and sent 6.1 million SMS. TMN also took advantage of Portugal hosting the Euro 2004 as an occasion for launching new services, such as a travel and city guide, a content storage facility and a customised voice news alert.

Data services accounted for 9.3% of service revenues in the first half of 2004, a 1.0pp y.o.y improvement. The number of SMS messages in the first half of 2004 increased by 11.5% y.o.y to 731 million, corresponding to approximately 53 messages per month per active SMS user. The number of active SMS users reached 47.6% of the total customer base.

The take-up of I9 (mobile multimedia portal) is progressing well, with I9 customers having reached more than 75 thousand at the end of June 2004. Games, ring tones, sports, highlights and video constitute the top daily access subjects per user. Active MMS customers at the end of June 2004 reached 125 thousand, while the number of GPRS handsets totalled 916 thousand.

In April 2004, TMN became the first mobile operator to launch UMTS in Portugal, with a service that allows customers to make videocalls. TMN's 3G handsets function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN also offers a 3G access card. Initial coverage was launched in Lisbon and Oporto, then other major cities, and is being extended progressively to cover the whole of Portugal.

Minutes of usage (MOU) registered a slight decrease of 0.6% in the first half of 2004 when compared to the same period of last year. However, MOU registered a 4.9% q.o.q sequential improvement, reflecting essentially the positive impact of the Euro 2004 in June.

ARPU in the first half of 2004 decreased by 3.5% y.o.y to Euro 23.8, mainly as a result of the reduction in interconnection fees and the traffic promotions aimed at stimulating usage. Customer bill remained roughly flat at Euro 17.7 in the first half of 2004 as compared to the same period of last year, primarily because of the mix effect of additional prepaid customers. The interconnection bill posted a drop of 11.1% y.o.y in the first half of 2004, as a result of the several cuts in fixed-to-mobile interconnection fees over the past quarters.

CCPU decreased by 12.3% y.o.y in the first half of 2004 to Euro 10.8. TMN has been making a strong effort to reduce the costs related to the acquisition and retention of customers, namely in terms of commissions and subsidisation. ARPU minus CCPU in the first half of 2004 was Euro 13.0, corresponding to a 5.5% y.o.y increase.

Operating revenues of TMN in the first half of 2004 reached Euro 755 million, an increase of 5.5% y.o.y, primarily reflecting the growth in the customer base. Service revenues increased by 6.2% y.o.y to Euro 702 million in the first half of 2004, with the 9.4% y.o.y increase in billing revenues more than offsetting the cut in interconnection fees. Revenues from handset sales decreased by 2.4% y.o.y to Euro 53 million in the first half of 2004.

EBITDA amounted to Euro 359 million in the first half of 2004, an increase of 13.9% over the same period of last year. Strong top line performance and continued cost control resulted in a 3.5pp y.o.y improvement in EBITDA margin to 47.6% in the first half of 2004. Operating costs excluding depreciation and amortisation decreased by 1.0% in the first half of 2004 compared to the same period of last year, primarily because of lower subscriber acquisition costs.

Capex in the first half of 2004 declined by 45.8% y.o.y to Euro 39 million, equivalent to 5.2% of operating revenues. Capex was mainly directed towards the expansion of network capacity and coverage, improvements in quality of service and customer care, and UMTS investments (approximately 25% of capex). EBITDA minus Capex increased by 31.4% y.o.y in the first half of 2004 to Euro 320 million.

TMN had 1,112 employees at the end of June 2004 and 4,381 customers per employee, representing an 8.8% improvement over the same date of last year.

Vivo

Vivo had 23,514 thousand active customers at the end of June 2004, a 34.2% y.o.y increase. Vivo added 2,858 thousand customers in the first half of 2004, consolidating its leading market position. In spite of strong competition from operators such as TIM and Claro, Vivo’s market share in the regions where it operates stood at 55% at the end of June 2004. Vivo remains the uncontested leader in the mobile market in Brazil, with a 44% overall market share, more than twice the size of its next competitor.

Most of the growth in the Brazilian mobile market has been in terms of prepaid customers, which accounted for 79.3% of the total customer base at the end of June 2004 (77.9% in March 2004 and 73.3% in June 2003). Nevertheless, Vivo continues to actively target the post-paid segment, primarily the corporate segment. The number of mobile accesses held by corporate clients increased by 28% y.o.y in the first half of 2004.

Vivo’s blended MOU dropped by 7.6% y.o.y in the first half of 2004 to 91.7 minutes, due to the negative evolution of incoming traffic, related to the rising weight of mobile-to-mobile calls and the blocking of fixed-to-mobile calls by fixed line operators.

In the first half of 2004, the number of SMS messages per user increased by 125.0% y.o.y. SMS active users now account for 78% of Vivo’s customer base. Data as a percentage of revenues was 4.1% in the first half of 2004, nearly twice the level of the same period of last year. Vivo has been actively marketing 2.5G data services, supported on the 1XRTT platform.

Vivo’s blended ARPU was R$ 34.0 in the first half of 2004, a decrease of 14.1% over the same period of last year. This decline in ARPU is explained by the impact of SMP rules (namely “bill & keep” and loss of long distance traffic) and the changing mix of the customer base towards prepaid (30% increase in average customer base in the period, primarily through prepaid).

Vivo’s operating revenues, stated in Brazilian Reais and calculated in accordance with Portuguese GAAP, increased by 11.6% y.o.y in the first half of 2004 to R$ 5,264 million, underpinned by robust subscriber growth in a period of intense commercial activity and increasing competition. Revenues from sales of equipment in the first half of 2004 rose by 42.9% y.o.y and service revenues increased by 5.7% y.o.y.

EBITDA increased by 4.7% y.o.y to R$ 1,914 million in the first half of 2004, equivalent to a margin of 36.4%, a 2.4pp decrease over the same period of last year. The EBITDA margin decline is explained by strong commercial activity, in particular surrounding Mother’s Day and Valentine’s Day. However, EBITDA margin performance in the first half also was impacted by a significant level of net additions, which led to higher overall acquisitions costs, despite the decrease of unitary SARC. Furthermore, EBITDA margin before acquisition costs continued to expand on the back of the benefits arising from the greater scale of Vivo and synergies across the group, having increased in the first half of 2004 by approximately 2.1pp over the same period of last year.

Capex totalled R$ 503 million in the first half of 2004, equivalent to 9.6% of revenues, primarily as a result of capacity expansion and the progressive upgrade to 1XRTT. EBITDA minus Capex decreased by 8.1% y.o.y to R$ 1,411 million in the first half of 2004.

In terms of contribution to PT Group results in Euros: (i) operating revenues amounted to Euro 722 million, an increase of 22.7% compared to the first half of 2003; (ii) EBITDA increased 15.6% y.o.y to Euro 263 million in the first half of 2004; and (iii) EBITDA minus Capex increased 4.3% y.o.y to Euro 194 million in the first half of 2004. Vivo accounted for 24.7% of PT’s revenues, 22.5% of EBITDA and 21.1% of EBITDA minus Capex.

PT Multimedia

PT Multimedia’s operating revenues rose by 10.4% y.o.y to Euro 360 million in the first half of 2004, as a result of the 15.5% y.o.y increase in revenues from Pay-TV and Cable Internet and 12.1% y.o.y increase in revenues from media.

EBITDA rose by 60.4% y.o.y in the first half of 2004 to Euro 91 million, with EBITDA margin improving by 7.9pp y.o.y to 25.3% in the first half of 2004, underpinned by strong Pay-TV and broadband customer growth, ARPU pick-up, and lower costs, namely programming costs.

In the first half of 2004, PT Multimedia’s capex increased by 3.0% y.o.y to Euro 26 million, equivalent to 7.3% of revenues, a 0.5pp y.o.y decrease. EBITDA minus Capex increased from Euro 31 million in the first half of 2003 to Euro 65 million in the first half of 2004.

Pay-TV and Cable Internet Business (TV Cabo)

The rollout of the cable network is almost complete with 2,514 thousand homes passed at the end of June 2004, of which 90.8% are bi-directional and therefore broadband enabled. Approximately 45 thousand Pay-TV customers (65% of which are cable customers) were added in the first half of 2004, for a total of 1,487 thousand Pay-TV customers at the end of June 2004 (1,123 thousand cable and 364 thousand DTH), which represented an increase of 8.6% y.o.y.

The number of premium subscriptions increased by 15.5% y.o.y to 876 thousand in June 2004, corresponding to a pay to basic ratio of 58.9%, compared to 55.4% in June 2003. Sport TV subscribers grew by 8.8% y.o.y to 444 thousand in the first half of 2004.

Broadband cable Internet access (Netcabo) subscribers rose by 49.7% y.o.y in the first half of 2004, reaching 269 thousand customers at the end of June 2004. Approximately 39 thousand Netcabo subscribers were added in the first half of 2004. The penetration of the Internet service among cable TV subscribers stood at 23.9% at the end of June 2004, which compares with 17.1% a year earlier.

Blended ARPU was Euro 25.0 in the first half of 2004, equivalent to an increase of 6.8% y.o.y. Pay-TV ARPU increased by 4.0% y.o.y to Euro 20.6 in the first half of 2004. The ARPU of broadband Internet customers was Euro 25.8 in the first half of 2004, decreasing by 13.9% y.o.y, as a result of the significant increase in the customer base and competition.

In the first half of 2004, operating revenues rose by 15.6% y.o.y to Euro 240 million, as a result of the increase in revenues from Pay-TV, broadband Internet and advertising. EBITDA in the first half of 2004 amounted to Euro 85 million, corresponding to an increase of 59.8% y.o.y and to an EBITDA margin of 35.3%, representing a 9.8pp y.o.y improvement. This margin performance has been achieved against top line growth, through continued and increasing investment in marketing, and by the effective cost rationalisation programme, with particular emphasis on the renegotiation of programming contracts and staff reduction.

Capex increased 0.5% y.o.y in the first half of 2004 to Euro 21 million, equivalent to 8.9% of revenues. Network spend has stabilised as rollout of the cable network is almost complete and equipment prices have been declining. EBITDA minus Capex in the first half of 2004 amounted to Euro 64 million compared to Euro 32 million in the first half of 2003.

Audiovisuals Business

In the first half of 2004, operating revenues of the audiovisuals business segment decreased by 11.0% y.o.y to Euro 44 million, as a result of the end of the distribution contract with Sony. EBITDA in the audiovisuals business segment totalled Euro 5 million in the first half of 2004, a 10.1% increase y.o.y, underpinned by the cost reduction programme. Capex in the first half of 2004 decreased by 59.9% y.o.y to Euro 1 million. EBITDA minus Capex in the first half of 2004 amounted to Euro 4 million.

Media Business

Lusomundo Media posted operating revenues of Euro 81 million in the first half of 2004, an increase of 12.2% y.o.y, as a result of the growth in advertising revenues (+14.8% y.o.y), newspaper circulation revenues (+6.8% y.o.y) and revenues associated with the sale of promotional products (+10.8% y.o.y). The growth in advertising revenues is primarily due to an improvement in market conditions, as well as the incremental advertising investment related to the Rock in Rio Lisboa festival and the Euro 2004. Lusomundo Media’s EBITDA rose by 130.5% y.o.y to Euro 5 million in the first half of 2004, with EBITDA margin improving by 3.4pp to 6.7%. Capex in the first half of 2004 totalled Euro 4 million. EBITDA minus Capex increased by 80.1% y.o.y in the first half of 2004 to Euro 2 million.

SUBSEQUENT EVENTS

Announcement of Brasilcel’s Intention to Launch Voluntary Tender Offers for TSD, TBE, CRT, and, through TCP, TCO - 25 August 2004

Brasilcel, the 50-50 joint-venture of PT and Telefónica Móviles for mobile operations in Brazil, operating under the brand Vivo, announced its intention of launching voluntary cash tender offers, directly, and indirectly through its subsidiary Telesp Celular Participações (TCP), for the following securities:

  Tele Sudeste Celular Participações (TSD): up to approximately 7,332 million Common shares (ON) at R$ 6.35 per 1,000 shares and 12,700 million Preferred shares (PN) at R$ 7.80 per 1,000 shares.

  Tele Leste Celular Participações (TBE): up to approximately 16,723 million ON shares at R$ 0.90 per 1,000 shares and 92,499 million PN shares at R$ 1.10 per 1,000 shares

  Celular CRT Participações (CRT): up to approximately 61 million ON shares at R$ 575.31 per 1,000 shares and 442 million PN shares at R$ 718.69 per 1,000 shares.

Simultaneously, TCP intends to launch a voluntary cash tender offer for up to 84,253 million PN shares of Tele Centro Oeste Celular Participações (TCO) at R$ 10.70 per 1,000 shares.

These offer prices represent a premium of 20% over the respective weighted average closing price of each class of shares in the last 30 trading days prior to announcement of these offers.

With these transactions, PT and Telefónica Móviles affirm and seek to reinforce their commitment to the Brazilian cellular market and to Vivo, and Brasilcel seeks to increase its ownership interest in its subsidiaries. In addition, this offer will provide an opportunity to remunerate those minority shareholders tendering their shares at a premium to market prices.

PT and Telefónica Móviles intend to provide funding to Brasilcel for the tender offers on a 50-50 basis. TCP intends to fund its tender offer with debt and, depending on the outcome of the tender offer, among other factors, will evaluate a potential capital increase, if it considers a reduction of its level of indebtedness to be advisable.

The offers are expected to begin in the first week of September and will be open for at least 30 days from the date of the publication and filing of the formal documentation. The offers are expected to be completed by mid-October.

PROSPECTS FOR THE SECOND HALF

The signs of recovery in the Portuguese and European economies, together with the results achieved in the first half of 2004 and the most recent operating information, give us grounds for optimism for our prospects for the second half of 2004.

PT has a solid financial structure, strong leadership in the domestic and Brazilian mobile markets, good operating performance in most of its business segments and a strong cash flow generating capacity. PT intends to exploit the future growth potential of the Brazilian market with a comprehensive, diversified domestic services portfolio.

PT intends to pursue a strategy of cash flow maximisation and financial structure consolidation, by achieving solid performance in all business areas and promoting productivity and efficiency across its business lines. It will aim to increase its profitability, in an effort to achieve a progressive, sustained increase of shareholder return.

In the wireline business, as a result of changes in the macroeconomic climate, the steps currently being taken to stimulate consumption and the significant growth in ADSL Internet broadband are expected to slow the decline in revenues. PT’s focus on rationalising operating and investment costs, and the impact of future reductions in the number of employees, is expected to permit the continuation of the development of significant cash flow generating capacity in this business area.

In PT’s domestic mobile business, economic recovery is expected to produce increased levels of usage and higher revenues per customer, compensating for the significant downward pressure on fixed-to-mobile interconnection prices. In this business area, PT intends to continue to focus on maintaining its strong market position by retaining customer loyalty with the launch of new services and innovative products. The launch of third generation services (UMTS) in April 2004 is expected to open up new, medium term, mobile segment business growth development prospects. Strict cost control is expected to enable this business to achieve progressively higher margins.

A higher return on our Brazilian investments will require improvements in Vivo’s operating and financial efficiency, including exploiting the economies of scale and synergies deriving from its size and strong market leadership. Strong customer growth should have an impact on total subscriber acquisition costs. Vivo’s contribution is expected to have a significant impact on PT’s growth potential over the coming years.

Steps are currently being taken at PT Multimedia to improve margins in different market segments by exploiting the installed infrastructure and PT Multimedia’s strong position in the Pay-TV market. The objective is to increase penetration and the offer of premium products and broadband Internet, as well as to rationalise the cost structure. Such steps were reflected in the results of this first half but will intensify in the future.

In terms of debt and financial structure, PT intends to base its strategy on maintaining its solid financial indicators. PT’s financial strength represents a clear competitive advantage within the telecommunications sector.

The creation and distribution of additional value to shareholders will be PT’s priority, furthering our objectives of progressive and sustainable returns to shareholders.

Lisbon, 2 September 2004.

The Board of Directors

CONSOLIDATED FINANCIAL STATEMENTS

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND 2003 AND DECEMBER 31, 2003

(Amounts stated in Euros - € and U.S. Dollar - US$)

		June 30,			December 31, 2003

	Notes	2004	2004	2003

		US$	€	€	€
Current Assets
Cash and cash equivalents		607,031,069	498,424,394	141,648,786	258,903,507
Short-term investments	5	2,191,174,704	1,799,141,723	1,675,546,316	2,272,188,060
Accounts receivable-trade, net
Third parties	6	1,294,168,291	1,062,622,786	1,111,239,588	1,118,013,145
Accounts receivable-other, net
Third parties	7	467,416,096	383,788,567	555,210,423	365,374,895
Affiliates	7	32,358,850	26,569,382	35,443,672	33,910,549
Inventories, net	8	193,633,202	158,989,410	132,499,673	102,884,982
Deferred Taxes	29	902,886,575	741,347,052	847,790,075	748,141,425
Prepaid expenses and other current assets	9	171,030,512	140,430,669	148,585,632	140,241,889

Total current assets		5,859,699,300	4,811,313,983	4,647,964,165	5,039,658,452

Investments, net	10	562,424,400	461,798,506	457,728,220	448,079,192
Fixed Assets, net	11	4,913,223,304	4,034,176,290	4,449,795,319	4,267,958,038
Intangible Assets, net	12	3,614,159,040	2,967,533,492	3,363,917,025	3,150,122,385
Other Non-Current Assets, net	7	114,451,435	93,974,411	85,958,260	68,525,804
Non-Current Deferred Taxes	29	614,192,936	504,304,899	806,290,473	583,471,389

Total assets		15,678,150,415	12,873,101,581	13,811,653,462	13,557,815,260

Current Liabilities
Short term debt and current portion of medium and long-term debt	13	1,702,836,460	1,398,174,284	1,071,296,853	1,191,078,724
Accounts payable-trade
Third parties		679,924,627	558,276,235	522,502,040	672,392,961
Affiliates		16,578,465	13,612,337	14,032,721	11,470,569
Accounts payable-other
Third parties	14	777,225,392	638,168,480	462,142,969	535,007,267
Affiliates		29,693,834	24,381,176	15,041,066	7,007,560
Accrued expenses	15	714,411,694	586,593,065	491,924,239	589,394,613
Taxes payable	16	123,556,028	101,450,060	104,367,831	102,925,601
Deferred Taxes	29	37,777,384	31,018,461	37,972,068	32,793,924
Deferred income	17	215,534,810	176,972,502	248,388,641	212,413,495

Total current liabilities		4,297,538,694	3,528,646,600	2,967,668,428	3,354,484,714

Medium and Long-Term Debt	13	4,879,799,721	4,006,732,672	4,721,185,053	4,555,614,003
Accrued Post Retirement Liability	30.3	1,463,110,690	1,201,338,936	1,246,227,646	1,256,038,995
Provisions for Other Risks and Costs	18	494,400,450	405,945,028	407,884,941	361,379,666
Other Non-Current Liabilities	18	135,219,999	111,027,177	118,939,456	144,771,333
Non-Current Deferred Taxes	29	349,449,330	286,927,769	363,275,260	300,731,656

Total liabilities		11,619,518,884	9,540,618,182	9,825,180,784	9,973,020,367

Minority Interests	19	757,437,665	621,921,065	684,779,317	643,967,968

Shareholders' Equity:
Share capital	20	1,527,593,702	1,254,285,000	1,254,285,000	1,254,285,000
Capital issued premium	20	111,687,387	91,704,891	91,704,891	91,704,891
Treasury shares		(528,681,557)	(434,092,747)	-	(210,040,062)
Legal reserve	20	187,830,719	154,225,075	144,184,287	144,184,287
Other reserves and retained earnings		4,438,429,643	3,644,330,112	3,690,271,946	3,682,035,130
Cumulative foreign currency translation adjustments	3.s)	(2,828,464,118)	(2,322,410,804)	(2,022,246,861)	(2,261,577,622)
Net income		392,798,091	322,520,807	143,494,098	240,235,301

Total equity		3,301,193,867	2,710,562,334	3,301,693,361	2,940,826,925

Total liabilities and shareholder's equity		15,678,150,415	12,873,101,581	13,811,653,462	13,557,815,260

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2004 AND 2003

(Amounts stated in Euro - EUR and U.S. Dollar - US$)

	Notes	2004	2004	2003

		US$	EUR	EUR
Operating Revenues:
Services rendered	21	3,144,077,256	2,581,556,167	2,423,693,699
Sales of merchandise and products	21	333,147,913	273,542,912	232,204,919
Telephone directories	21	80,142,827	65,804,111	69,050,780

Total operating revenues		3,557,367,995	2,920,903,190	2,724,949,398

Operating Costs and Expenses:
Wages and salaries	22	431,056,901	353,934,560	348,906,786
Post retirement benefits	30.4	116,394,619	95,569,931	110,125,510
Costs of telecommunications	23	335,844,733	275,757,232	296,721,519
Subsidies		(5,302,080)	(4,353,461)	(10,547,577)
Maintenance and repairs		75,399,525	61,909,455	61,685,681
Own work capitalized	3.l)	(43,266,254)	(35,525,293)	(26,922,936)
Raw materials and consumables		38,350,647	31,489,159	32,285,487
Costs of products sold		299,978,848	246,308,275	205,466,414
Telephone directories		53,618,021	44,024,978	45,657,980
Marketing and publicity		103,548,638	85,022,283	65,370,730
Other general and administrative	24	617,679,175	507,167,399	457,589,039
Provision for doubtful receivables, inventories and other	28	75,542,328	62,026,708	54,687,313
Other net operating income		(33,309,130)	(27,349,643)	(25,592,907)
Taxes other than income taxes		71,505,848	58,712,413	35,404,925

Total operating costs and expenses		2,137,041,818	1,754,693,996	1,650,837,964

Operating Income Before Depreciation and Amortization		1,420,326,177	1,166,209,194	1,074,111,434
Depreciation and amortization	11 and 12	570,045,231	468,055,859	467,529,077

Operating Income		850,280,947	698,153,335	606,582,357

Other Expenses (Income):
Interest expenses		289,277,530	237,521,578	240,806,502
Interest income		(172,888,851)	(141,956,524)	(166,194,669)
Foreing currency exchange gains, net		(480,473)	(394,509)	(16,090,532)
Other net financing expenses/(income)	25	7,116,227	5,843,031	(81,347,550)
Goodwill amortization	12	56,962,033	46,770,698	52,723,813
Equity in losses of affiliated companies, net	10	(5,929,562)	(4,868,677)	13,024,444
Net losses/(gains) on sales and disposals of fixed assets	26	3,055,354	2,508,707	(37,320,817)
Work force reduction program costs	30.4	4,828,479	3,964,594	278,009,907
Other non-operating expenses/(revenues), net		6,314,959	5,185,121	3,097,689
Extraordinary Items	27	3,161,689	2,596,017	60,000,164

Income Before Income Taxes		658,863,560	540,983,299	259,873,406
Provision for income taxes	29	(206,244,984)	(169,344,761)	(81,134,959)

Consolidated Net Income Before Minority Interests		452,618,575	371,638,538	178,738,447
Loss / (income) applicable to minority interests	19	(59,820,485)	(49,117,731)	(35,244,349)

Consolidated Net Income		392,798,091	322,520,807	143,494,098

Earnings per Share and ADS (USD/EUR)		0.31	0.26	0.11

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR
THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE SIX MONTHS PERIOD ENEDED JUNE 30, 2004

(Amounts stated in Euros - €)

	Share Capital	Capital Issued Premium	Own Shares	Legal reserve	Other reserves	Cumulative foreign currency adjustments	Retained Earnings

Balance as of December 31, 2002	1,254,285,000	2,149,565,000	-	144,184,287	2,019,997,177	(2,266,416,192)	(190,291,042)

Acquisition and sales of treasury shares, net	-	-	(210,040,062)	-	-	-	-
Distribution of profit to employees	-	-	-	-	(4,794,502)	-	-
Capital issed premium alocated to retained earnings	-	(2,057,860,109)	-	-	-	-	2,057,860,109
Foreing currency translation adjustments (Note 3.s))	-	-	-	-	-	4,838,570	-
Gains on the sale of own shares	-	-	-	-	(276,767)	-	-
Dividends paid	-	-	-	-	(200,685,600)	-	-
Other adjustments	-	-	-	-	39,628,924	-	(39,403,169)
Net income - 2003	-	-	-	-	-	-	240,235,301

Balance as of December 31, 2003	1,254,285,000	91,704,891	(210,040,062)	144,184,287	1,853,869,232	(2,261,577,622)	2,068,401,199

Acquisition and sale of treasury shares	-	-	(224,052,685)	-	-	-	-
Dividends paid	-	-	-	-	(76,724,707)	-	(190,774,979)
Earnings allocated to the legal reserve	-	-	-	10,040,788	-	-	(10,040,788)
Foreing currency translation adjustments (Note 3.s))	-	-	-	-	-	(60,833,182)	-
Other adjustments (1)	-	-	-	-	(685,704,796)	-	685,304,951
Net income - first half of 2004	-	-	-	-	-	-	322,520,807

Balance as of June 30, 2004	1,254,285,000	91,704,891	(434,092,747)	154,225,075	1,091,439,729	(2,322,410,804)	2,875,411,190

(1)

The adjustment made to other reserves and retained earnings, includes basically: (i) an amount of € 720,000,000 related to reserves distributed by PT Comunicações and TMN; and (ii) € 34,695,049 representing the difference between the 2003 results of the subsidiary and affiliated companies considered in the preparation of the Company’s consolidated financial statements, and the dividends distributed by those entities during the first half of 2004.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2004 AND 2003

(Amounts stated in Euros - € and U.S. Dollar - US$)

	2004	2004	2003

	US$	€	€
OPERATING ACTIVITIES:
Collections from clients	4,092,209,172	3,360,053,512	3,112,704,017
Payments to suppliers	(2,021,973,577)	(1660,213,135)	(1,583,601,010)
Payments to employees	(517,677,392)	(425,057,387)	(372,189,601)

Cash flow from operations	1,552,558,203	1,274,782,990	1,156,913,406

Payments relating to income taxes , net	(42,330,587)	(34,757,030)	(33,356,096)
Other payments relating to operating activities, net	(55,081,022)	(45,226,227)	(225,707,889)

Cash flow before non operating captions	1,455,146,594	1,194,799,733	897,849,421

Receivables relating to non recurring items	913,275	749,877	5,305,464
Payments relating to non recurring items	(85,919,003)	(70,546,846)	(109,235,407)

Cash flow from operating activities (1)	1,370,140,866	1,125,002,764	793,919,478

INVESTING ACTIVITIES:
Cash receipts resulting from:
Financial investments	13,608,921	11,174,087	529,884
Tangible fixed assets	7,284,144	5,980,905	113,336,077
Intangible assets	94,040	77,215	-
Subsidies for investments	3,399,234	2,791,062	35,277
Interest and related income	166,752,502	136,918,057	155,712,501
Dividends	12,335,286	10,128,324	17,906,477
Other	595,135	488,657	79,825,503

	204,069,262	167,558,307	367,345,719

Payments resulting from:
Financial investments	(68,286,451)	(56,069,013)	(170,290,082)
Fixed assets	(358,113,066)	(294,041,437)	(301,734,270)
Intangible assets	(7,496,547)	(6,155,306)	(41,805,136)
Advance for the acquisition of a financial investment	(,60,895)	(50,000)	(21,262,704)
Other investments	(39,956,503)	(32,807,704)	(313,042)

	(473,913,462)	(389,123,460)	(535,405,234)

Cash flow from investing activities (2)	(269,844,200)	(221,565,153)	(168,059,515)

FINANCING ACTIVITIES:
Cash receipts resulting from:
Loans obtained	9,942,098,496	8,163,312,666	3,986,043,731
Increases in share capital and paid-in surplus	261,935	215,071	-
Sale of treasury shares	-	-	38,973,796
Subsidies	258,721	212,432	297,257
Other	12,396,645	10,178,705	47,008,883

	9,955,015,797	8,173,918,874	4,072,323,667

Payments resulting from:
Loans repaid	(10,314,973,717)	(8,469,475,094)	(4,585,668,828)
Lease rentals (principal)	(6,104,969)	(5,012,701)	(2,767,465)
Interest and related expenses	(385,374,892)	(316,425,726)	(377,027,439)
Dividends	(339,246,916)	(278,550,715)	(218,357,220)
Acquisition of treasury shares	(290,409,667)	(238,451,159)	(34,052,019)
Other	(3,808,934)	(3,127,461)	(191,597)

	(11,339,919,095)	(9,311,042,856)	(5,218,064,568)

Cash flow from financing activities (3)	(1,384,903,298)	(1,137,123,982)	(1145,740,901)

Variation of cash and equivalents (4) = (1) + (2) + (3)	(284,606,631)	(233,686,371)	(519,880,938)
Effect of exchange differences	8,731,369	7,169,201	30,880,521
Cash and equivalents at the beginning of the period (a)	3,064,293,928	2,516,047,235	2,297,770,926

Cash and equivalents at the end of the period	2,788,418,666	2,289,530,065	1,808,770,509

		June 30,		December 31, 2003

	2003	2004	2003

	US$	€	€	€
DETAIL OF CASH AND EQUIVALENTS
Cash	16,721,876	13,730,090	25,575,167	28,049,854
Bank deposits	590,309,193	484,694,304	116,073,619	230,853,653
Short-term investments	2,191,174,704	1,799,141,723	1,675,546,316	2,272,188,060

Cash, bank deposits and treasury applications as stated in the balance sheet	2,798,205,774	2,297,566,117	1,817,195,102	2,531,091,567

Other treasury elements:
Bank overdrafts (Note 13)	(9,787,108)	(8,036,052)	(8,424,593)	(2,545,597)

Cash and equivalents	2,788,418,666	2,289,530,065	1,808,770,509	2,528,545,970

The balance of cash and equivalents as of December 31, 2003 differs from the balance of cash and equivalents at the beginning of 2004, as a result of changes in the consolidation perimeter.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2004

(Amounts stated in Euros - €, Brazilian Reais - R$ and United States
Dollars - US$, except where otherwise stated)

1. Introduction

a) Parent Company

Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A., “Portugal Telecom”) was incorporated on June 23, 1994 as a result of the merger, effective January 1, 1994, of Telecom Portugal, S.A. (“TP"), Telefones de Lisboa e Porto, S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”).

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom is engaged indirectly through its subsidiary and affiliated companies (“the Group” or “the Company”) in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

In Portugal the fixed telephone services were rendered directly by Portugal Telecom under the provisions of the Concession Agreement entered into with the Portuguese State on March 20, 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of 15 years. As a result of an internal reorganization of the Group and in accordance with the terms of Decree-Law 219/2000, the Concession Contract was transferred to PT Comunicações, S.A. (“PT Comunicações”), the Company’s wholly owned subsidiary for fixed line telecommunications. In exchange for the concession, PT Comunicações paid, up to 2002, an annual rent to the Portuguese State corresponding to 1% of the gross operating revenues from services covered by the Concession, after deduction of losses incurred in meeting the universal service obligation and certain other items. On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”).

Data transmission services are provided through PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A. (“PT Prime”). This company is also an Internet Service Provider ("ISP") for large clients.

ISP services for residential clients are provided by Telepac II – Comunicações Interactivas, S.A. (“Telepac”), a subsidiary of PT.com – Comunicações Interactivas, S.A. (“PT.com” - former PT Multimedia.com - Serviços de Acesso à Internet, SGPS, S.A.). PT.com also provides, through its subsidiaries, services relating to the conception of publicity, publicity space and information on Internet portals.

Mobile services in Portugal are provided by TMN – Telecomunicações Móveis Nacionais, S.A. (“TMN”) under a GSM license granted by the Portuguese State in 1990 and under a UMTS license obtained in December 19, 2000.

PT Multimedia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PT Multimedia”) is the Group’s sub-holding for multimedia operations. Through its subsidiary TV Cabo Portugal, S.A. (“TV Cabo Portugal”), PT Multimedia renders cable and satellite television services in mainland Portugal, Madeira and Azores.

PT Multimedia also provides other multimedia services in Portugal, namely editing and selling of DVDs and video games, the distribution and exhibition of movies and the publishing of large circulation newspapers.

On December 27, 2002 Portugal Telecom and Telefónica Móviles, S.A. (“Telefónica Móviles”) completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the share holdings that each group owned in mobile telecommunications companies in Brazil to a new incorporated company Brasilcel N.V. (“Brasilcel” or “Vivo”). Currently, Vivo provides mobile services in the Brazilian States of São Paulo (through Telesp Celular S.A. – “Telesp Celular”), Paraná and Santa Catarina (through Global Telecom S.A. – “Global Telecom”), Rio de Janeiro (through Telerj Celular S.A.), Espírito Santo (through Teleste Celular S.A.), Bahia (through Telebahia Celular S.A.), Sergipe (through Telegirpe Celular S.A.), Rio Grande do Sul (through Celular CRT S.A.) and eleven states in the Midwestern and Northern regions of Brazil (through Tele Centro Oeste Celular Participações S.A. and its subsidiaries – “TCO”). These operations cover about 23.5 million clients at the end of the first half of 2004.

2. Basis of Presentation

The consolidated financial statements have been prepared from the accounting records of Portugal Telecom and its subsidiary companies (listed in Exhibit I to these financial statements), which include adjustments and reclassifications in order to conform to the Company’s accounting policies. The consolidated financial statements are presented in Euros, in accordance with generally accepted accounting principles in Portugal (“Portuguese GAAP”), and for certain situations not specifically addressed by these standards, International Accounting Standards (“IAS”) are considered. These financial statements also include certain reclassifications in order to conform more closely to the form and content of financial statements prepared in the United Kingdom and the United States of America.

The preparation of the financial statements in conformity with Portuguese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

a) Consolidation Principles

  The Company has fully consolidated the financial statements of all material subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights (Exhibit I.1). All significant inter-company account balances and transactions have been eliminated in the consolidated financial statements and the interests of the minority shareholders have been recognized in the consolidated financial statements. Any gains generated on the sale of financial investments within the consolidation perimeter are reversed in the consolidation.

  Investments in associated companies (Exhibit I.3) and certain companies excluded from the consolidation (as indicated in Exhibit I.2) are recorded based on the equity method of accounting. Under this method, investments in associated companies are initially recorded at cost, which is subsequently adjusted to the proportional equity of the related associated company, at the date of acquisition. The difference is recorded as an intangible asset under goodwill, and then amortized during the estimated period to recover the investment. Subsequently, investments in associated companies are periodically adjusted by an amount corresponding to Portugal Telecom’s share of the results and other changes in shareholders’ equity of those affiliated companies. Dividends received from associated companies are recorded as a reduction of their corresponding book value. In relation to associated companies with a negative shareholders’ equity position, the Company records a provision under “Provision for other risks and costs” in the balance sheet (Note 18). The loans granted to associated companies are recorded at nominal values less a provision for estimated losses, where applicable.

  Investments in other companies (participation of less than 20%) are recorded at cost and loans granted are recorded at nominal value less a provision for estimated losses, where applicable.

b) Changes in the Consolidated Group

The main changes in the consolidated Group in the six months period ended June 30, 2004 are summarized in Exhibit II.

3. Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of the consolidated financial statements are:

a) Short-term investments

Short-term investments consist of short-term treasury applications and marketable securities and are accounted for at the lower of cost or market value. Additionally, loans granted to affiliated companies represented by Floating Rate Notes negotiable in the financial markets are also accounted for under short-term investments.

b) Provision for doubtful accounts

The provision for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of overdue accounts receivable balances.

c) Inventories

Inventories are stated at the lower of cost or market value; cost is determined on the weighted average cost method. A provision is recorded to cover obsolete inventories and certain items whose net realizable value is lower than cost.

d) Fixed assets

Fixed assets acquired up to December 31, 1991 are carried at restated value (determined in accordance with the revaluation criteria established by the applicable Portuguese legislation). Fixed assets acquired after that date are stated at cost. Depreciation is provided on cost or restated value on a straight-line basis, over the estimated useful lives of the fixed assets, starting as from the month of its acquisition. A portion (40%) of the additional depreciation arising from the revaluation is not deductible for income tax purposes, originating a deferred tax liability of € 23,441,951 (Note 29).

The depreciation rates correspond to the following estimated average useful lives:

Years

Buildings and other constructions	10 - 50
Basic equipment:
Network installations and equipment	5 - 25
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunications equipments	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

A provision is recorded to reduce the carrying amount of basic equipment, which is to be disposed before the end of its useful life, to net realizable value (Note 18).

The cost of recurring maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

e) Intangible assets

This caption consists primarily of goodwill, telecommunications licenses, software development costs and research and development costs. Except for goodwill, telecommunications licenses and the amount paid to the Portuguese State for the acquisition of the Basic Network (Note 12), intangible assets are amortized as from the month of its acquisition on a straight-line basis over periods ranging from three to six years.

Goodwill, arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries' net assets on the date of acquisition, is capitalized and amortized on a straight-line basis during the expected period ro recover the investment, as indicated in Note 12.

The excess amount paid by the Company for the net assets of Brasilcel’s subsidiaries includes a portion related with the licences owned by those subsidiaries. This portion is presented separately from goodwill in the caption “Industrial property and other rights” and is amortized based upon the projected revenues of those subsidiaries, during the corresponding estimated useful lifes of those assets.

The UMTS license obtained by TMN and other related intangibles (Note 12) are being amortized on a straight line basis over the remaining period of the license, as from May 2004 following the start of operations of the UMTS system.

The amount paid to the Portuguese State for the acquisition of the Basic Network (Note 12) is being amortized on a straight-line basis over the remaining period of the concession (2025).

f) Pension benefits

(i) Under the provisions of articles 5, 6 and 7 of Decree-Law 122/94, which were the legal basis for the incorporation of Portugal Telecom in 1994, the employees in service and those retired from the merged companies maintain all the rights and obligations to which they were entitled. Decree Law 219/2000 established that these obligations of Portugal Telecom were transferred to PT Comunicações on its incorporation. Therefore, PT Comunicações has the obligation to grant:

Benefits
. To retirees and employees of PT Comunicações coming from and hired by CTT up to May 14, 1992	Pension
. To retirees and employees of PT Comunicações coming from TLP and TDP	Supplemental pension

. To retirees and employees of PT Comunicações coming from and hired by CTT after May 14, 1992	Not covered
. To employees hired directly by Portugal Telecom or PT Comunicações	Not covered

There are three autonomous pension funds to cover these liabilities, one for each company merged into Portugal Telecom. These pension funds are managed autonomously by the pension fund management companies.

In addition, employees of PT Comunicações hired by Companhia Portuguesa Rádio Marconi, S.A. (a company fully incorporated in PT Comunicações in 2002 - “Marconi”) until February 1, 1998 have a special social security scheme through Caixa de Previdência do Pessoal da Companhia Portuguesa Rádio Marconi ("Caixa"), an independent entity subject to the Ministry of Social Security. The employees hired after that date are covered by the Portuguese State Social Security system. PT Comunicações’ liabilities with these employees hired by Marconi are covered by three Pension Funds.

(ii) Lusomundo Media, through its subsidiary Global Notícias - Publicações, S.A. (“Global Notícias” - former Diário de Notícias, S.A. and Jornal de Notícias, S.A.) has the obligation to grant a supplemental pension to retirees and employees hired up to 1979 by Diário de Notícias and up to 1994 by Jornal de Notícias.

(iii) PT - Sistemas de Informação, S.A. ("PT SI") has the obligation to grant supplemental pensions to employees who were transferred from PT Comunicações.

The amount of the Company’s liabilities with respect to pensions and pension supplements of PT Comunicações, Lusomundo Media and PT SI is estimated in accordance with the requirements of IAS 19 and based on actuarial valuations prepared annually by an independent actuary. The liabilities that are not covered by any existing pension fund are covered by the accrued post retirement liability. Actuarial gains and losses arising from differences between the actuarial assumptions and financial and demographic information collected in the period, transition obligations and prior years service cost, are recorded in the balance sheet net of the accrued post retirement benefits, and are recognized in the profit and loss statement from the following year, on a straight line basis during the remaining average working life of active employees, in accordance with IAS 19. The adoption of IAS 19 was made since the Company considered that this standard is more adequate than the Portuguese Accounting Directive n°. 19 to reflect the post retirements liabilities.

(iv) Up to December 31, 1999, Telesp Celular, TCO and the companies controlled by Tele Leste Celular Participações, S.A. (“Tele Leste”) and Tele Sudeste Celular Participações, S.A. (“Tele Sudeste”) were jointly responsible, with the other companies resulting from the Telebrás split, for a pension fund managed by Fundação Sistel de Seguridade Social ("SISTEL"). On December 28, 1999 these companies negotiated conditions for the creation of autonomous pension funds applicable to all active employees of each company and to retired employees after January 31, 2000. This statutory change was approved by the Brazilian Federal Government on January 13, 2000.

As a result of this agreement, Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste implemented on October 31, 2000 defined contribution plans ("TCP PREV", “TCO PREV” and “Plano de Benefícios Visão Celular”, respectively), that provide a supplemental pension, managed by SISTEL, covering the majority of the employees of these companies which will operate through contributions from both the employees and companies. The contributions of the employers for this plan are equivalent to the contributions of the employees, which correspond from 1% up to 8% of the salary based on the percentage chosen by the employee. The costs related with these contribution plans are recorded by the companies on the dates the related contributions are due.

In relation to the active employees previously covered by the SISTEL pension fund, Telesp Celular and the companies controlled by Tele Leste and Tele Sudeste proposed the migration to their new defined contribution plans which was accepted by 99% of the employees of Telesp Celular and TCO and 94% and 83% of the employees of the companies controlled by Tele Leste and Tele Sudeste, respectively. In relation to the employees that have not accepted the migration and as a result of the split in the SISTEL pension fund described above, Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste established defined benefit plans ("PBS Telesp Celular", “PBS TCO”, “PBS Tele Leste Celular” and “PBS Tele Sudeste Celular”, respectively). These companies contribute with amounts determined based on actuarial studies (in accordance with Brazilian actuarial rules) made by an independent actuary. Presently, the contributions made by these companies correspond to 12% of the employees salaries.

(v) CRT Celular was responsible for a private retirement benefit plan. As this private retirement plan is a multi-employer plan, the related pension costs are recognized when contributions are due. In December 2003, CRT Celular obtained its release from this multi-sponsored plan and established a new defined contribution plan (“Plano de Benefícios Visão CRT”), which will operate through contributions from both the employees and companies. The costs related with this contribution plan are also recorded by the companies on the dates the related contributions are due.

(vi) The individuals employed by the Company’s remaining subsidiaries are included in the social security system of each respective country and are not covered by the benefits mentioned above.

g) Other employee benefits

(i) In accordance with the terms of Article 8 of Decree-Law 122/94 relating to the harmonization of medical benefits applicable to all employees of PT Comunicações (excluding the employees hired by Marconi), a medical plan was designed applicable to all its employees, active and retired, and eligible relatives, which is managed by Portugal Telecom - Associação de Cuidados de Saúde (“PT-ACS”).

The plan referred to above became effective on January 1, 1996. As from that date the health care services previously provided by Instituto das Obras Sociais ("IOS") and Caixa de Previdência do Pessoal dos TLP ceased to be used.

The following parties contribute to fund this health care plan:

  The principal beneficiaries (beneficiaries of one of the aforementioned health schemes) - 1.5% of salaries;

  Serviço Nacional de Saúde ("SNS") with € 181 per beneficiary of the plan; and

  Portugal Telecom with the balance required to fully cover the costs.

The retired and active employees of PT Comunicações hired by Marconi up to February 1, 1998 and eligible relatives are also entitled to medical benefits, which are provided through PT-ACS.

Certain employees of PT SI who were transferred from PT Comunicações are also covered by the health care benefits described above.

The health care liabilities and costs are calculated in a similar manner to the pension liabilities and costs referred to above, in accordance with employees past services.

The actuarially determined costs of health care to be provided as from retirement age are recorded in the statement of profit and loss in the caption "Post retirement benefits" and the company’s obligations are recorded in the balance sheet in the caption "Accrued post retirement liability". Actuarial gains and losses arising from differences between the actuarial assumptions and financial and demographic information collected in the period, transition obligations and prior years service cost, are recorded in the balance sheet net of the accrued post retirement benefits, and are recognized in the profit and loss statement from the following year, on a straight line basis during the remaining average working life of active employees, in accordance with IAS 19.

The contributions from SNS and contributions of the employees of PT Comunicações (including the employees hired by Marconi) and PT SI are recorded as reductions in the cost for the year to which they relate.

(ii) The employees of Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste, together with the employees of the other telecommunications operators in Brazil resulting from the Telebrás split, are entitled to medical benefits through "Fundo de Assistência Médica Sistel" ("Sistel Medical Fund"), which is a multi-employer fund. Accordingly, post retirement medical costs are recognized when contributions are due to the fund.

(iii) The individuals employed by the Company's remaining subsidiaries are included in the social security system of each applicable country and are not covered by the benefits mentioned above.

h) Pre-retirements, early retirements and suspended contracts

The Company records liabilities for the payment of salaries up to the date of retirement and for pensions, pension supplements and other employee benefits payable after that date, in relation to all employees that are under a suspended contract agreement, that have pre-retired or entered into the early retirement programs (Notes 30.1 and 30.2), at the time that the Company grants the suspended contract, pre-retirement or early retirement benefits to the affected employees.

i) Vacation pay and bonuses

The Company provides an accrual at the end of each period for bonuses and vacation earned but not yet paid.

j) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

k) Grants and subsidies for fixed assets

Grants and subsidies received from the Portuguese Government and from European Union entities to finance the acquisition of fixed assets are accounted for as deferred income and amortized over the useful lives of the related assets.

l) Own work capitalized (Self - constructed assets)

The value of works performed for own purposes and capitalized as part of fixed assets is included as a reduction in operating expenses. These works, which consist mainly of additions to telecommunications and other installations, are stated at the direct cost of labour, materials and services rendered by outside contractors, but do not include overhead allocations and financing costs.

m) Leases

Fixed assets acquired under long-term lease contracts are recorded as capital leases, if they meet the criteria to be classified as such. The leased assets are recorded at the lower of the present value of the lease payments or the fair value of the leased asset at the time the arrangement commences and the corresponding liability is recognized in the balance sheet. The leased assets are depreciated over their estimated useful lives and the interest component of the lease payment is expensed in the period to which it relates, using the effective interest method.

n) Statements of cash flows

The statements of cash flows are prepared in accordance with the direct method and are substantially consistent with International Accounting Standards.

The statements of cash flows present the annual cash flows of the Company and the cash and cash equivalents at period end. The Company classifies all highly liquid investments purchased with original maturity of three months or less as cash and cash equivalents. Cash flows are classified as to whether they relate to operating, investing or financing activities.

Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities.

Cash flows used in investing activities include the acquisitions and disposals of investments in associated companies and the purchase and sale of property, plant and equipment.

Cash flows from financing activities include the following: (i) borrowings and repayments of debt; (ii) acquisition and sale of treasury securities; and (iii) payments of dividends to shareholders.

o) Provision for income taxes

Portugal Telecom, PT Multimedia and Lusomundo Media adopted the tax consolidation regime. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimedia or Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

The Company adopted in 2000 the Accounting Directive No. 28 related with the computation of the income tax provision and the recognition of deferred taxes. As a result, the Company recognized deferred tax assets and liabilities (Note 29) for differences between the financial reporting and the tax basis of assets and liabilities at each reporting date related to differences arising from Portuguese financial reporting and tax reporting methodologies. Deferred tax assets are recorded only when management believes that these deferred tax assets will be realized to offset future taxable income or deferred tax liabilities.

Income taxes, either current or deferred, arising from transactions or events recognized in shareholder’s equity are recorded in the same caption.

p) Financial instruments and risk management

Financial instruments include basically interest rate and currency swap agreements to hedge the impact of changes in interest rates and currency rates on certain of the Company's long-term borrowings denominated in foreign currencies (Note 31).

Gains or losses from financial instruments which are hedging the above mentioned risks or certain assets or liabilities, are recorded symmetrically to the losses or gains arising from the related assets or liabilities. In the case that financial instruments are not hedging any risk, asset or liability, they are recorded based on their fair value at the balance sheet date; gains or losses arising from the change in the fair value of these financial instruments are recorded in the income statement of the period in which they occur.

Up-front premiums or expenses, received or paid, in connection with derivatives contracted by the Company are recognized in results on a straight line basis during the maturity period of those derivatives.

q) Recognition of operating revenues and related expenses

Revenues from telephone and other telecommunications services are recognized when earned. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior months’ traffic and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following period.

Operating revenues are reported on a gross basis, with the compensations paid to other telecommunications carriers being accounted for as operating expenses (Note 23) in the same period the revenue is earned.

Revenues from telephone line rentals are recognized in the period to which they apply. Unbilled revenues relating to these rentals are accrued at the end of the period.

Revenues from mobile telephony services result essentially from: (i) fee for use of wireless network; (ii) interconnection fees; (iii) roaming; and (iv) pre-paid phone cards. These service revenues are recognized on the month the service is provided. In relation to the pre-paid phone cards, income is recognized for the pre-paid minutes of traffic used.

Revenues from the sale of terminal telecommunications equipments and the corresponding cost are recognized at the moment of sale.

Revenues from cable and satellite television services result essentially from: (i) amounts invoiced relating to monthly subscriptions for use of the service; (ii) advertising placed in the cable television channels; and (iii) rental and sale of equipment. Revenues from monthly subscriptions and installation are recognized in the period the services are rendered to the clients. Revenues from advertising are recognized in the period the advertising is inserted. Revenues from the rental of equipment are recognized in the period it is rented and revenues from the sale of equipment are recognized at the moment of sale.

Revenues from ISP services result essentially from monthly subscriptions, the provision of access to the internet and telephone traffic generated by clients when they use the services. These revenues are recognized when it is invoiced.

Advertising revenues from telephone directories and related costs are recognized in the period in which the directories are effective.

Advertising revenues from publications of newspapers and magazines are recognized in the period in which the advertising is inserted.

Revenues derived from the sale of newspapers and magazines are recognized at the moment of sale, except for subscriptions fees where revenues are deferred over the subscription period.

Revenues from the exhibition of films results from the sale of cinema tickets and revenues from the distribution of films results from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais from film distributors or makers. These revenues are recognized in the period of the exhibition or in the period of the sale of the rights.

r) International telecommunications services

Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on the traffic records of the country of origin and rates established in agreements between the telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries. In circumstances in which PT Comunicações is the originator of an international telecommunications service, PT Comunicações recognizes the amounts remitted to international operators as a cost, and records revenues for the gross amounts billed. In instances in which PT Comunicações terminates an international call, the Company records only the net amount received from the originating carrier as revenues.

s) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates published by "Banco de Portugal" (Central Bank) prevailing at such date. The resulting gains or losses on foreign exchange transactions are credited or charged to the profit and loss statement, except for unrealized exchange differences on long term intra-group balances, representing an extension of the related investments where settlement is not expected in the foreseeable future, which are recorded in shareholders' equity in a specific caption.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  Assets and liabilities: exchange rates prevailing at the balance sheet date;

  Profit and loss statement: period average exchange rates;

  Share capital, reserves and retained earnings: historical exchange rates; and

  Cash flow statement: annual average exchange rates for cash flows where these rates are closer to the effective exchange rates; in the remaining cash flows the exchange rate of the day of operation is used.

The effect of translation differences is recorded in shareholders' equity under the specific caption "Cumulative foreign currency translation adjustments".

4. Translation of Euro to United States Dollar Amounts

The financial statements are stated in Euros. The translation of the Euro amounts to United States Dollars is included solely for the convenience of the readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2004, which was € 1 to US$ 1.2179. The convenience translations should not be assumed as representations that Euro amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

5. Short term investments

This caption consists of:

	June 30,	December 31,
	2004	2003

Short-term treasury appllications:
Denominated in local currency, net of a provision of € 19,066 (Note 28) (i)	1,665,808,964	2,089,377,517
Other currencies (ii)	133,332,759	182,810,543

	1,799,141,723	2,272,188,060

(i)

As of June 30, 2004, the Company maintains certain of its own Global Medium Term Notes as short-term treasury applications. These debt instruments were issued by Portugal Telecom International Finance B.V. (“PT Finance”). The detail of these applications is as follows:

			Deferred
	Notional value	Acquisition	income/(expenses)
	(Note 13)	cost	(Note 17)

Global Medium Term Notes:
Due on April 7, 2009	120,500,000	114,110,109	6,389,891
Due on February 21, 2006	100,500,000	100,944,917	(444,917)
Due on February 16, 2005	15,050,000	14,998,937	51,063

	236,050,000	230,053,963	5,996,037

This caption also includes an amount of € 208,025,245, corresponding to 50% of the loans, denominated in local currency, granted to TCP, which was not eliminated with the proportional consolidation of Vivo. This amount is classified as a short-term investment on Portugal Telecom’s consolidated balance sheet, as the loans granted to TCP are represented by Floating Rate Notes that can be traded in financial markets.

(ii)

This caption includes an amount of € 86,384,204, corresponding to 50% of the loans denominated in U.S. Dollars, granted to TCP, which was not eliminated with the proportional consolidation of Vivo, and an amount of € 19,745,278 related with financial instruments contracted by Vivo’ subsidiaries, which currently are not covering any specific risk and, accordingly, are recorded at fair value.

6. Trade Receivables

This caption consists of:

	June 30,	December 31,
	2004	2003

Third parties
Accounts receivable from customers	987,337,604	1,051,761,281
Doubtful accounts receivable	297,921,086	297,345,299
Notes receivable	85,430	211,130
Unbilled revenues	167,699,209	157,976,832

	1,453,043,329	1,507,294,542

Less: provision for doubtful accounts (Note 28)	(390,420,543)	(389,281,397)

	1,062,622,786	1,118,013,145

The Company grants credit, in the normal course of business, to governmental and individual customers and, in the case of outbound traffic, to international telecommunications companies. As of June 30, 2004 and December 31, 2003 there were no significant concentrations of credit risk.

The Company classifies as doubtful specific accounts receivable balances overdue from customers. As these balances, together with other balances classified as accounts receivable from customers, are not fully collectible, the provision for doubtful accounts receivable reasonably covers the estimated losses relating to those balances.

7. Other Receivables and Other Non-Current Assets

	June 30,	December 31,
	2004	2003

OTHER RECEIVABLES
Third parties
Accounts receivable from public entities
Value added tax	17,046,193	17,427,292
Income tax receivable	6,598,845	3,232,311
Other tax receivable	2,610,904	2,182,043

	26,255,942	22,841,646

Accounts receivable from foreign public entities (1)	95,720,730	98,392,064
Discounts given to retired Portuguese citizens (Note 33.c))	64,758,114	49,657,701
Interest to be received	41,187,874	40,273,623
Contribution from SNS (Note 3.g))	26,953,175	19,051,992
Advances to suppliers	23,742,738	19,141,681
Other billing	10,650,250	8,696,276
Unbilled revenues	7,172,122	7,183,739
Funds from European Union	4,186,044	10,360,925
Other	97,630,876	108,223,695

	372,001,923	360,981,696
Less: Provision for doubtful accounts receivable (Note 28)	(14,469,298)	(18,448,447)

	357,532,625	342,533,249

Total third party receivables	383,788,567	365,374,895

Affiliated companies
Subsidiaries of Brasilcel (2)	14,529,553	24,973,763
Médi Telecom	4,977,767	4,098,025
TPT-Telecomunicações Públicas de Timor, S.A.	-	2,438,818
Other	7,062,062	2,399,943

Total receivables from affiliated companies	26,569,382	33,910,549

OTHER NON-CURRENT ASSETS
Interest paid in advance (3)	6,532,642	7,642,938
Mobile clients retention plans (4)	5,478,339	7,959,954
Maintenance and repairs	2,350,569	2,433,275
Other (5)	83,140,212	52,489,697

	97,501,762	70,525,864

Less: Provision for doubtful accounts receivable (Note 28)	(3,527,351)	(2,000,060)

	93,974,411	68,525,804

(1)	As of June 30, 2004, this caption includes € 93,328,425 related with 50% of taxes to be recovered by Brasilcel's subsidiaries.
(2)	This caption corresponds to 50% of the balances receivable from subsidiaries of Brasilcel, which are not eliminated in the proportional consolidation of these subsidiaries.
(3)	This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.
(4)	This caption includes commission bonus and other similar expenses relating to TMN's clients plans, which are expensed during the period of the respective contracts.
(5)	As of June 30, 2004, this caption includes an amount of € 47,934,520 related with 50% of taxes to be recovered by Brasilcel's subsidiaries in more than one year.

8. Inventories

This caption consists of:

	June 30,	December 31,
	2004	2003

Merchandise	158,686,099	108,321,329
Raw materials and consumables	19,816,211	15,700,420
Work-in-process	10,075,203	5,951,195
Advances for purchases	75,162	356,088

	188,652,675	130,329,032

Less: Provision for obsolete inventories (Note 28)	(29,663,265)	(27,444,050)

	158,989,410	102,884,982

9. Prepaid Expenses and Other Current Assets

This caption consists of:

	June 30,	December 31,
	2004	2003

Telephone directories	34,338,788	50,674,110
Mobile clients retention plans (1)	20,885,979	25,385,505
Advances for the acquisition of distribution rights
for the exhibition of movies in Portugal	14,353,418	12,756,002
Rents	6,420,576	6,071,809
Interest paid in advance (2)	4,379,547	7,288,011
Advances to employees	3,040,160	2,287,207
Other	57,012,201	35,779,245

	140,430,669	140,241,889

(1)	This caption includes commission bonus and other similar expenses relating to TMN’s client retention plans, which are expensed during the period of the respective contracts.
(2)	This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

10. Investments

This caption consists of:

	June 30,	December 31,
	2004	2003

Loans granted to associated companies and other companies (i)	265,166,259	250,295,256
Investments in associated companies (ii)	148,095,828	157,988,308
Investments in other companies:
Banco Espirito Santo, SA. ("BES")	55,300,000	55,300,000
Intelsat	13,127,252	13,127,252
Media Capital, SGPS, S.A. ("Media Capital") (1)	6,960,000	-
New Skies Satellites, NV	4,674,500	4,674,500
Cypress Entertainment, Inc.	3,016,754	3,016,754
INESC - Instituto de Engenharia de Sistemas e Computadores ("INESC")	2,992,787	2,992,787
Telefónica de España, S.A.	2,156,034	2,156,034
Tagusparque-Sociedade de Promoção e Desenvolvimento	1,296,875	1,296,875
HARII-Sociedade para Dessenvolvimento de Timor Lorosae, SGPS, S.A.	498,798	498,798
Eutelsat (2)	-	3,055,710
Other	2,332,146	3,032,419
Real estate investments	30,194,199	30,194,199
Advances for investments	6,559,771	1,688,320
Other long-term investments	1,072,556	1,086,480

	543,443,759	530,403,692

Less:Amortization for investments	(12,416,329)	(12,195,806)
Less:Provision for investments (Note 28)	(69,228,924)	(70,128,694)

	461,798,506	448,079,192

(1)	During the first half of 2004, Portugal Telecom acquired an 1.93% interest in Media Capital for an amount of € 6,960,000 (Exhibit II).
(2)	This company was sold during the first half of 2004.

(i)	Loans granted to associated companies and other companies are basically to finance its operations and to develop new businesses, and consist of:

	June 30,	December 31,
	2004	2003

UOL, Inc ("UOL") (1)	87,395,451	84,108,607
Médi Telecom, S.A. ("Médi Telecom")	65,244,913	64,699,898
Idealyze, S.A. ("Idealyze")	32,968,882	31,728,959
Sportinveste Multimédia, SGPS, S.A. ("Sportinvest") (2)	29,318,668	29,318,668
Sport TV Portugal, S.A. ("Sport TV")	26,213,937	17,475,958
Web-Lab, SGPS, S.A. ("Web-Lab")	5,647,819	4,886,562
EJV - Plataforma de Comérico Electrónico, S.A. ("EJV")	5,422,112	5,422,112
Ptelcom Brasil, S.A. (3)	3,365,026	3,238,471
INESC	3,292,066	3,292,066
Marconi Suisse Telecommunications, S.A.R.L. ("Marconi Suisse")	2,502,684	2,502,684
Sportstat - Informação Desportiva Independente, Lda. ("Sportstat")	1,610,068	1,610,068
Other	2,184,633	2,011,203

	265,166,259	250,295,256

(1)	This loan corresponds to 6,017,141 convertible bonds issued by UOL, subscribed for the Company during the first half of 2002.
(2)	This caption includes € 24,023,168 of additional paid-in capital contributions (Note 32.e)) and € 5,295,500 of shareholders loans granted to this affiliated company.
(3)	This caption corresponds to 50% of a loan granted to Ptelcom Brasil, S.A., which is not eliminated in the proportional consolidation of this subsidiary.

(ii)	Investments in associated companies (with a positive equity position), accounted for by the equity method except where otherwise stated, consist of:

	June 30,	December 31,
	2004	2003

CTM - Companhia de Telecomunicações de Macau, SARL ("CTM")	31,173,778	31,509,064
Unitel, S.A. ("Unitel")	20,936,845	14,160,640
Mascom Wireless Botswana (Propriety) Limited ("Mascom") (1)	18,921,289	-
Lusomundo - Sociedade de Investimentos Imobiliários, SGPS, S.A.	15,782,507	16,034,501
Banco Best, S.A.	9,193,023	10,420,519
Web-Lab (2)	8,192,524	8,192,526
Warner Lusomundo Sogecable Cines de España, S.A.	8,010,330	8,054,333
Idealyze (2)	7,417,741	7,417,741
Lisboa TV - Informação e Multimédia, S.A.	4,922,014	4,631,845
Guiné Telecom - Companhia de Telecomunicações
da Guiné-Bissau, SARL ("Guiné Telecom") (2)	3,716,555	3,716,555
Naveprinter, S.A.	3,312,492	3,111,239
Banco1.net, S.A. ("Banco1.net")	2,723,847	3,742,997
Páginas Amarelas, S.A. ("Páginas Amarelas")	2,322,592	3,353,544
Hungaro Digitel KFT (HDT)	1,952,841	1,677,245
Vasp - Sociedade de Transporte e Distribuição, Lda. ("Vasp")	1,812,372	1,414,445
Lusa - Agência de Notícias de Portugal, S.A. ("Lusa")	800,342	800,342
Simarc - Promoções Imobiliárias, S.A. ("Simarc") (3)	-	30,385,669
Previsão - Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão") (3)	-	1,531,864
TPT-Telecomunicações Públicas de Timor, S.A. (3)	-	1,316,726
Other	6,904,737	6,516,513

	148,095,829	157,988,308

(1)	As of June 30, 2004, Mascom was excluded from full consolidation, as the investment in this subsidiary is in process of being sold, only pending approval from the Botswana authorities.
(2)	As of June 30, 2004, the investments in these associated companies are not recorded by the equity method, as they are fully provided for.
(3)	These companies were fully consolidated as of June 30, 2004.
(4)	Portugal Telecom increased its participation in the share capital of Previsão to 78.12% and accordingly this company was fully consolidated as of June 30, 2004.

As described in Note 2.a), investments in associated companies, with a negative equity position, are recorded under “Provision for losses in affiliated companies”. As of June 30, 2004 this provision amounts to €125,865,350 (Note 18) and its detail is as follows:

Sport TV	45,058,959
Médi Telecom	40,921,932
UOL	21,226,328
EJV	6,182,503
Marconi Suisse	3,174,998
TV Cabo Macau, S.A.	2,067,013
Tradecom International, N.V.	1,833,277
Sportstat	1,439,496
Outras	3,960,844

125,865,350

In the six months periods ended June 30, 2004 and 2003 equity accounting in net gains of affiliated companies is made up as follows:

	2004	2003

Losses:
Médi Telecom	7,393,016	15,074,562
Sport TV	1,947,794	2,452,006
Banco1.net	1,524,717	149,808
Banco Best	1,263,778	928,376
TV Cabo Macau	782,975	1,143,047
Other	3,316,037	3,602,572

	16,228,317	23,350,371

Earnings:
Unitel	6,186,627	2,637,027
CTM	5,388,954	5,875,417
Mascom (1)	5,432,192	-
UOL (2)	1,167,625	-
Páginas Amarelas	761,673	836,795
Other	2,159,923	976,688

	21,096,994	10,325,927

	(4,868,677)	13,024,444

(1)

During the first half of 2004, Mascom was excluded from full consolidation, as the investment in this subsidiary is in the process of being sold only regulatory pending approval from the Botswana authorities.

(2)	At the end of 2003, Portugal Telecom increased its interest in UOL and, as result, the investment in this associated company started to be recorded by the equity method of accounting.

11. Fixed Assets

This caption consists of:

June 30, 2004

	Cost or
	restated	Accumulated	Net book
	values	Depreciation	value

Land	102,316,751	13,203,045	89,113,706
Buildings and other constructions	986,142,098	543,314,549	442,827,549
Network installations and equipment	5,254,671,881	3,472,638,467	1782,033,414
Switching equipment	2,218,611,776	1,760,336,323	458,275,453
Telephones, switchboards and other	872,574,161	528,786,733	343,787,428
Submarine cables	264,134,524	114,517,175	149,617,349
Satellite stations	61,686,679	60,570,337	1,116,342
Other telecommunications equipment	1,092,805,274	782,928,257	309,877,017
Other basic equipment	130,629,706	84,151,852	46,477,854
Transportation equipment	55,519,898	38,559,595	16,960,303
Tools and dies	18,648,779	16,566,195	2,082,584
Administrative equipment	809,003,217	666,269,578	142,733,639
Other tangible fixed assets	66,854,642	52,858,286	13,996,356
Construction in progress	234,999,243	-	234,999,243
Advances to suppliers of fixed assets	278,053	-	278,053

	12,168,876,682	8,134,700,392	4,034,176,290

December 31, 2003

	Cost or
	restated	Accumulated	Net book
	values	Depreciation	value

Land	95,394,159	13,203,045	82,191,114
Buildings and other constructions	892,553,549	484,404,549	408,149,000
Network installations and equipment	5,212,181,367	3,335,410,458	1,876,770,909
Switching equipment	2,283,107,233	1,734,293,826	548,813,407
Telephones, switchboards and other	847,422,769	493,501,942	353,920,827
Submarine cables	264,134,524	106,673,232	157,461,292
Satellite stations	61,686,679	60,199,100	1,487,579
Other telecommunications equipment	1,079,846,086	733,751,467	346,094,619
Other basic equipment	126,230,474	77,622,073	48,608,401
Transportation equipment	54,479,713	36,602,246	17,877,467
Tools and dies	18,563,005	16,390,291	2,172,714
Administrative equipment	862,152,069	661,311,307	200,840,762
Other tangible fixed assets	64,489,260	51,464,199	13,025,061
Construction in progress	209,991,608	-	209,991,608
Advances to suppliers of fixed assets	553,278	-	553,278

	12,072,785,773	7,804,827,735	4,267,958,038

Fixed assets, net by geographic area are as follows:

	June 30,	December 31,
	2004	2003

Domestic market	3,144,011 ,039	3,269,888,319
International market
Brazil	819,964,888	887,590,706
Other	70,200,363	110,479,013

	4,034,176,290	4,267,958,038

Submarine cables represent the Company's pro-rata share of the submarine cable circuits jointly constructed, operated, maintained and owned with other telecommunications operators located in other countries, based on the respective contracts and/or construction and maintenance agreements.

Depreciation charged to operations during the six months periods ended June 30, 2004 and 2003 amounted € 400,573,798 and € 419,480,038, respectively.

As a result of technological enhancements and urban improvements, the Company retired fixed assets during the six month periods ended June 30, 2004 and 2003. The losses recorded as a result of those retirements amounted to € 1,167,564 and € 1,985,677, respectively (Note 26).

In previous years PT Comunicações, PT Prime, TV Cabo and TMN contracted cross border leases, which comprised the sale of certain telecommunications equipments to foreign entities. Simultaneously, those entities made leasing contracts of the equipment with special purpose entities, which made a conditional sale agreement to sell the equipment to PT Comunicações, PT Prime, TV Cabo and TMN, by an amount equivalent to the value of the initial sale. Group’s companies maintained the legal ownership of the those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to an operation of sale and lease back and, in accordance with Portuguese GAAP, the sale of the equipment was not recorded and the equipment continue to be recorded in the companies’ balance sheet.

12. Intangible Assets

This caption consists of:

			June 30, 2004

		Accumulated	Net book
	Cost	Amortization	value

Goodwill	1,544,959,115	228,016,286	1,316,942,829
Industrial property and other rights	1,863,577,769	283,578,225	1,579,999,544
Incorporation expenses	88,651,798	79,239,852	9,411,946
Research and development costs	82,327,880	49,010,316	33,317,564
Other intangible	10,090,384	4,543,857	5,546,527
In-progress intangibles	22,315,082	–	22,315,082

	3,611 ,922,028	644,388,536	2,967,533,492

	December 31,2003

		Accumulated	Net book
	Cost	Amortization	value

Goodwill	1,466,990,764	182,831,526	1,284,159,238
Industrial property and other rights	1,910,209,538	241,833,618	1,668,375,920
Incorporation expenses	86,048,875	76,341,814	9,707,061
Research and development costs	66,706,649	39,633,780	27,072,869
Other intangible	12,139,734	3,689,400	8,450,334
In-progress intangibles	152,356,963	-	152,356,963

	3,694,452,523	544,330,138	3,150,122,385

As of June 30, 2004, the caption “Industrial property and other rights” includes certain intangible assets related with concessions or licenses held by subsidiaries, which are being amortized as described in Note 3.e), as follows:

(a)

€ 339,964,723 related to the acquisition of the ownership of the Basic Network from the Portuguese Government by PT Comunicações on December 27, 2002. This amount corresponds to the difference between the amount paid in 2002 (€ 365 million) and: (i) the concession rent of 2002 (€ 16,604,413), which was recorded in the income statement as cost of the year 2002; and (ii) the gain obtained from a cross border lease operation (€ 8,430,864) made in 2003 with equipment allocated to the Basic Network as this gain was considered in the determination of the value attributable to the Basic Network.

(b)

€ 948,165,781, related with 50% of the value allocated to the band A licenses owned by Vivo’s subsidiaries (Note 3.e)), and € 129,030,439 related to 50% of the cost of the mobile telecommunications licenses (band B) acquired by Global Telecom and TCO to operate in certain Brazilian States.

(c)

€ 99,759,579 related with a UMTS license obtained by the Company, which terminates on December 19, 2015, and an amount of € 33,333,333 paid by TMN to Oniway in connection with an agreement signed in 2002 between that company and the other three mobile operators in Portugal (including TMN). These intangibles were included in the caption “In-progress intangibles” as of December 31, 2003, but with the beginning of the UMTS operations in May 2004 they were transferred to the caption “Industrial property and other rights”.

Intangible assets, net by geographic area are as follows:

	June 30,	December 31,
	2004	2003

Domestic market	1 ,306,556,285	1,319,260,387
International market
Brazil	1 ,656,954,468	1,827,700,956
Other	4,022,739	3,161,042

	2,967,533,492	3,150,122,385

Amortization charged to operations, excluding amortization of goodwill, in the six month periods ended June 30, 2004 and 2003 amounted to € 67,482,061 and € 48,049,039, respectively.

Goodwill, net of accumulated amortization, is related with the acquisition of the following investments:

	June 30,	December 31,
	2004	2003

Brasilcel	498,398,096	463,143,545

Wireline business:
PT.com (ISP and Portals businesses)	158,287,377	162,624,017
PT Comunicações (international carrier business)	72,196,462	75,634,389
PT Prime (Data & Corporate business)	31,281,089	32,126,523
Other	431,772	1,003,014

	262,196,700	271,387,943

PT Multimedia:
Pay TV and Cable Internet (a)	193,508,386	176,647,950
Audiovisuals:
Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais")	64,647,595	66,577,374
Lusomundo Cinemas, S.A. ("Lusomundo Cinemas")	37,678,774	38,751,006
Media:
Lusomundo Serviços, SGPS, S.A. ("Lusomundo Serviços")	87,917,483	90,541,885
Global Notícias - Publicações, S.A. ("Global Notícias")	13,881,542	14,694,252
Lusomundo Media, SGPS, S.A. ("Lusomundo Media")	7,830,167	8,041,793
Ocasião - Edições Periódicas, S.A.	4,644,187	-
Rádio Press - Comunicação e Radiodifusão, S.A. ("Rádio Press")	1,829,767	1,930,245
Vasp - Sociedade de Transporte e Distribuição, S.A. ("Vasp")	1,471,770	1,717,064
Other	1,429,700	1,054,055

	414,839,371	399,955,624

Other businesses:
Páginas Amarelas, S.A. ("Páginas Amarelas")	81,520,983	83,754,434
Unitel, S.A. ("Unitel")	24,033,193	26,217,691
PrimeSys, S.A. ("PrimeSys")	21,010,614	23,363,425
PT Sistemas de Informação, S.A. ("PT SI")	7,702,601	8,931,685
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	7,068,147	7,404,891
Other	173,124	-

	141,508,662	149,672,126

	1,316,942,829	1,284,159,238

(a)

This caption also includes the goodwill generated in the acquisition of a further investment of 16.67% in the share capital of Sport TV made during the first half of 2004, amounting to € 22,126,657 (Exhibit II).

(b)	Goodwill is amortized on a straight line basis during the following periods (Note 3.e)):

Company	Period
Brasilcel’s subsidiaries	Period expected to recover the investment (20 years).
PT.com	Period expected to recover the investment (20 years).
PT Comunicações (international carrier business)	Period expected to recover the investment (20 years).
PT Prime	Period expected to recover the investment (20 years).
PT Multimedia and subsidiaries	Period expected to recover the investment (20 years).
Páginas Amarelas	Period expected to recover the investment (20 years).
Unitel	Period remaining to the end of the license on the date of acquisition of the investment (9 years).
PrimeSys	Period expected to recover the investment (10 years).
Cabo Verde Telecom	Period remaining to the end of the concession on the date of acquisition of the investment (19 years).
Other	Period expected to recover the investment (maximum is 20 years).

Amortization of goodwill in the six months periods ended June 30, 2004 and 2003 was as follows:

	2004	2003

Vivo	17,639,952	25,488,180

Wireline business:
PT.com	4,336,640	4,336,640
PT Comunicações (international carrier business)	3,437,927	3,437,927
PT Prime	845,435	-
Other	138,432	398,117

	8,758,434	8,172,684

PT Multimédia:
Pay TV and Cable Internet	5,266,221	4,989,638
Audiovisuals:
Lusomundo Audiovisuais	1,929,779	868,401
Lusomundo Cinemas	1,072,231	318,733
Media:
Lusomundo Serviços	2,624,402	1,180,981
Global Notícias	812,710	887,462
Vasp	245,296	245,296
Lusomundo Media	211,626	-
Rádio Press	100,478	100,478
Other	187,961	162,011
Lusomundo (1)	-	2,668,172

	12,450,704	11,421,172

Other businesses:
Páginas Amarelas	2,233,452	2,233,452
Unitel	2,184,828	2,184,835
PrimeSys	1,677,974	1,727,603
Other	1,825,354	1,495,887

	7,921,608	7,641,777

	46,770,698	52,723,813

(1) As a result of the corporate restructuring of Lusomundo, made in the second quarter of 2003, the goodwill related with this investment was transferred to Lusomundo Audiovisuais, Lusomundo Cinemas and Lusomundo Serviços. The Company, supported on the business plans of the subsidiary and associated companies mentioned above, believes that the carrying value of the financial investments on the above mentioned companies (including goodwill, net of accumulated amortization), is lower than its fair value.

13. Loans

This caption consists of:

	June 30, 2004		December 31,2003

	Short-term	Long-term	Short-term	Long-term

Exchangeable bonds (a)	-	440,335,000	450,485,000	440,335,000
Bonds (b)	724,699,474	2,066,069,399	124,699,474	2,669,141,209
Bank loans (c):
External market loans	266,667,557	1,427,621,254	284,700,985	1,356,219,875
Domestic market loans	3,209,984	6,839,453	6,583,720	7,373,996
Overdrafts	8,036,052	-	2,545,597	-
Others loans
Commercial Paper (d)	360,799,376	8,950,000	285,487,967	10,900,000
External market loans (e)	34,761,841	56,917,566	36,575,981	71,643,923

	1,398,174,284	4,006,732,672	1,191,078,724	4,555,614,003

As of June 30, 2004 the medium and long-term portion of the loans is repayable as follows:

Second half 2005	165,825,199
2006	1,549,182,693
2007	419,871,946
2008	577,684,141
First half 2009	1,019,575,561
Second half 2009 and following years	274,593,132

4,006,732,672

(a) Exchangeable bonds

On June 7, 1999 PT Finance issued exchangeable bonds totalling € 509,435,000, convertible into Portugal Telecom shares, as follows:

  Number of exchangeable bonds: 101,887;
  Exchange price: € 10,515 per share (as a result of the stock split and the share capital increases occurred up to December 31, 2001);
  Nominal value: € 5,000;
  Maturity: June 7, 2004; and
  Fixed interest rate: 1.5% per annum, paid quarterly at the end of each period.

On April 24, 2001, 76 bonds amounting to € 400,000 were converted into 35,431 shares of Portugal Telecom, and during the first half of 2003 the Company unwinded 11,710 of these bonds, with a notional value of € 58,550,000. As of June 7, 2004 the remaining bonds amounting to € 450,485,000 were repaid.

On December 6, 2001 PT Finance issued exchangeable bonds totalling € 550,000,000, convertible into Portugal Telecom shares, as follows:

  Number of exchangeable bonds: 110,000;
  Exchange price: € 12.3985 per share;
  Nominal value: € 5,000;
  Maturity: December 6, 2006; and
  Fixed interest rate: 2% per annum, paid quarterly at the end of each period.

On December 31, 2003 the company unwinded 21,933 of these bonds, with a notional value of € 109,665,000. As of June 30, 2004 there are 88,067 exchangeable bonds outstanding corresponding to an amount of € 440,335,000.

(b) Bonds

In 1997, Portugal Telecom issued a second issue bond (“PT/97”) with the following conditions:

PT/97 (2nd issue)

Amount	€ 124,699,474 (1)

Annual interest rate:
June 30, 2004	2,4108% (2)

Interest payment dates	May 17 and November 17

Repayment date	November 17, 2004

(1) On November 19, 1999 the 25,000,000 bonds that make up this loan were redenominated as follows:
- The nominal value is one cent;
- The total amount of the issue is € 124,699,474; and
- The number of bonds redenominated is 12,469,947,426.

(2) These bonds bear a floating interest rate, corresponding to the six months Euribor plus a 0.25% spread. Consequently, the annual rate of interest, which falls due on November 17, 2004 is 2.4108%.

On April 7, 1999 PT Finance issued notes totalling € 1,000,000,000, under a Global Medium Term Note (“GMTN”) program, with an annual fixed interest rate of 4.625%. These notes mature in 10 years. As of June 30, 2004 Portugal Telecom holds as marketable securities certain of these notes with a notional value of € 120,500,000 (Note 5).

On February 21, 2001 PT Finance issued notes totalling € 1,000,000,000, under a second GMTN program, with an annual fixed interest rate of 5.75%. These notes mature in five years. As of June 30, 2004, Portugal Telecom holds as marketable securities certain of these notes with a notional value of € 100,500,000 (Note 5).

On November 16, 2001 PT Finance issued notes totalling € 600,000,000, under a Floating Rate Note program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread. These notes mature in three years and three months. As of June 30, 2004 Portugal Telecom holds as marketable securities certain of these notes with a notional value of € 15,050,000 (Note 5).

On August 1, 2003, Vivo, through its subsidiary TCP obtained a bond amounting to 500 million of Brazilian Reais, with a maturity of five years and bearing an annual interest rate corresponding to 104.6% of the CDI.

(c) Bank loans

As of June 30, 2004 and December 31, 2003 bank loans are denominated in the following currencies:

	June 30, 2004		December 31, 2003

	In the currency		In the currency
	of the loan	Euro	of the loan	Euro

Euro	1,339,915,590	1,339,915,590	1,219,645,650	1,219,645,650
U.S. Dollars	72,694,499	59,806,252	41,858,799	33,142,358
Brazilian Reais	1,173,539,703	310,140,253	1,367,019,988	373,033,888
Other		2,512,205		31,602,277

		1,712,374,300		1,657,424,173

As of June 30, 2004 and December 31, 2003, the guarantees given by third parties on behalf of the Company, in connection with these loans, were as follows:

	June 30,	December 31,
	2004	2003

- European Investment Bank loans backed by guarantees from Portuguese banks	278,414,033	301,402,179

- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	9,856,074	10,585,276

On June 18, 2002 the Company obtained a Multicurrency Revolving Credit Facility amounting to € 560,000,000, with a maturity of three years, which was used to refinance existing debt in Global Telecom. During January 2003, this facility was repaid in advanced and replaced by a Revolving Credit Facility (“New Facility”) amounting to € 500,000,000, with maturity of two years. On February 17, 2004, the maturity of this Facility was renegotiated, being 50% of the loan payable in 2007 and the remaining in 2008.

On June 24, 2004 the Company obtained another Multicurrency Revolving Credit Facility (“Facility”) amounting to € 150,000,000, with a maturity of four years.

As of June 30, 2004 and December 31, 2003, bank loans bear interest at annual interest rates, equivalent to loans denominated in Euros, that vary between:

	June 30,	December
	2004	2003

Maximum	4.90%	4.90%
Minimum	2.08%	2.08%

(d) Commercial paper

As of June 30, 2004 this caption relates basically to commercial paper programmes issued by the following Group companies:

Portugal Telecom (i)	354,849,376
Lusomundo	14,900,000

369,749,376

(i) Short term commercial paper programme issued in 2002, amounting to a total of € 875,000,000. As of June 30, 2004, it has been used an amount of € 354,849,376, which matures in July 2004 and bears interest at an annual rate of 2.183%.

(e) Other loans - external market

As of June 30, 2004, other loans comprise basically 50% of the loans obtained by Vivo from BNDES (the Brazilian Development Bank) amounting to € 80,360,423.

(f) Covenants

As of June 30, 2004, the Company had several covenants related with its indebtedness, which have been fully complied. As of that date, main covenants are as follows:

  Credit rating

  If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must present a guarantee acceptable by the European Investment Bank (“EIB”). This covenant is applied to certain EIB loans totalling € 150 million.

  Control/Disposal of subsidiaries

  Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. This covenant is applied to EIB loans totalling € 653 million and to the New Facility of € 500 million.

  Financial ratios

  The legal documentation regarding the New Facility of € 500 million states that the consolidated ratio Net Debt/EBITDA, should not be higher than 4.5. In addition, the conditions (spread and maturity) applicable to the New Facility of € 500 million and to the Facility of € 150 million may be changed if the consolidated ratio Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As of June 30, 2004 this ratio stood at 1.33.

In addition, the Global Medium Term Notes, the Exchangeable Bonds, the New Facility of € 500 million and the Facility of € 150 million include certain restrictions to grant pledge over the Company’s consolidated assets, in order to secure any loan or obligation to third parties.

14. Accounts Payable Other - Third Parties

This caption consists of:

	June 30,	December 31,
	2004	2003

Accounts payable to fixed assets suppliers	166,573,553	237,393,030
Taxes payable in foreign countries (1)	68,748,796	75,635,262
Advances received for the sale of certain accounts receivable from the Portuguese State (2)	53,791,776	27,399,604
Contributions to PT - ACS (Note 3.g))	6,728,889	12,270,401
Contributions payable to the pension funds	-	2,342,959
Advances received from customers	12,186,965	4,412,361
Other (3)	330,138,501	175,553,650

	638,168,480	535,007,267

(1)	As of June 30, 2004 this caption includes primarily 50% of the taxes payable by Brasilcel' subsidiaries amounting to € 54,450,435 related with taxes charged over revenues.
(2)

This caption is related with advances received in connection with the sale to a financial institution of accounts receivable from the Portuguese State related with discounts given to retired Portuguese citizens, as follows:

Accounts receivable sold in 2003:
- Discounts given in 2002 (Note 33.c))	27,399,604
Accounts receivable sold in 2004:
- Discounts given in 2003 (Note 33.c))	26,392,172

53,791,776

(3)

As of June 30, 2004, this caption included: (i) € 201,086,680 related with a financial investment, named cash flow matching swap contracted during the first half of 2004; (ii) € 43,980,087 related with an advance received in connection with the agreement for the sale of the financial investment in Mascom (Note 10); (iii) € 13,936,849 related to 50% of the management fees due to Telefónica Móviles by certain Brasilcel’s subsidiaries; and (iv) € 9,281,000 related with 50% of the amount due by TCP in relation with the acquisition of TCO.

15. Accrued Expenses

This caption consists of:

	June 30,	December 31,
	2004	2003

General and administrative expenses	247,252,589	163,585,775
Interest expense	113,440,138	176,139,490
Vacation pay and bonuses	104,371,921	109,396,438
Discounts to clients	40,879,265	58,818,100
Commissions	19,499,260	18,770,926
Contribution to PT-ACS	5,476,595	6,841,810
Interest on unpaid taxes (Note 32.a))	1,116,083	1,157,276
Other	54,557,214	54,684,798

	586,593,065	589,394,613

16. Taxes Payable

This caption consists of:

	June 30,	December 31,
	2004	2003

Income taxes, net of payments on account	2,051,707	1,621,852
Value added tax	71,913,420	78,545,853
Social Security contributions	13,608,294	11,830,966
Personnel income tax withholdings	12,623,664	9,590,122
City tax	988,630	1,069,902
Other	264,345	266,906

	101,450,060	102,925,601

Reconciliation between income taxes payable as of June 30, 2004 and December 31, 2003 and current income tax expense for the periods then ended, is as follows:

	June 30,	December 31,
	2004	2003

Income taxes payable, net of payments on account	2,051,707	1,621,852
Foreign income taxes payable by subsidiaries (1)	32,479,507	39,551,056
Tax losses carryforward used in the period (Note 29)	123,562,858	250,752,473
Payments on account made by subsidiaries	702,621	2,966,267
Other	122,127	265,708

	158,918,820	295,157,356

(1)	This amount is recorded under “Accounts payable other – Third parties” (Note 14).

Income tax-current for the six months period ended June 30, 2004 and for the year ended December 31, 2003 was recorded in the following captions:

	June 30,	December 31,
	2004	2003

Estimate of income taxes for the period (Note 29)	155,666,914	287,122,537
Cumulative foreign currency tanslation adjustment (Note 3.o))	973,487	6,108,630
Other reserves (Note 3.o))	2,216,224	1,582,185
Other	62,195	344,004

	158,918,820	295,157,356

17. Deferred Income

This caption consists of:

	June 30,	December 31,
	2004	2003

Advance billing (1)	95,673,330	113,190,687
Investment subsidies (Note 3.k))	12,316,765	14,537,473
Financial instruments (2)	7,947,052	22,006,110
Deferred income on own bonds (Note 5)	5,996,037	5,996,037
Exchange gains deferred (Note 3.s))	4,582,219	2,765,779
Telephone directories	1,388,963	2,118,787
Other (3)	49,068,136	51,798,622

	176,972,502	212,413,495

(1)	As of June 30, 2004, this caption included € 66,958,194 related mainly with pre-paid minutes of traffic in mobile networks, not used by customers from TMN and Vivo (Note 3.q)).
(2)

As of June 30, 2004, this caption included upfront fees received in connection with the restructuring of interest rate swap contracts, that are being recognized in income during the period of those contracts (Note 31).

(3)

As of June 30, 2004, this caption included: (i) € 10,981,052 of interests related to the convertible bonds issued by UOL and subscribed by the Company (Note 10), which will only be recognized in the income statement upon its collection; (ii) € 5,991,063 related to portion of the gain obtained by PT Comunicações on the sale of a building to the pension fund, that will be recognized in the short term (Note 18).

18. Provisions for Other Risks and Costs and Other Non-Current Liabilities

Provisions for Other Risks and Costs (Note 28) consist of:

	June 30,	December 31,
	2004	2003

Provision for taxes (a)	45,336,275	43,451,561
Provision for fixed assets (Note 3.d))	48,212,999	43,278,576
Provision for legal actions (b)	25,911,269	14,927,504
Other provisons for risks and costs (c)	286,484,485	259,722,025

	405,945,028	361,379,666

(a)

The provision for taxes is to cover potential tax liabilities and was estimated based on information obtained from the Company's legal counsel and tax consultants. As of June 30, 2004 its detail by subsidiary, is the following:

Vivo	28,772,938
PT Comunicações (Note 32.a))	1,370,773
Other	15,192,564

45,336,275

The provisions recorded by Brasilcel’s subsidiaries as of June 30, 2004 are basically related to indirect taxes in Brazil (ICMS), which legality under Brazilian Constitution is being challenged by those companies.

(b)

The provision for legal actions is to cover potential liabilities arising from legal actions against the Company for which the final outcome as of June 30, 2004 was not yet settled. The amount of the provision is based on information obtained from the Company’s legal counsel.

(c)	As of June 30, 2004, the detail of this caption is as follows:

Provision for losses in affiliated companies (Note 10)	125,865,350
Provision for restructuring of TV Cabo (i)	46,631,651
Provision for impairment (ii)	38,197,485
Provision for risks related with financial instruments (Note 31)	11,176,299
Other provisions	64,613,700

286,484,485

(i)	This provision is to cover estimated losses resulting from the restructuring of certain activities of TV Cabo, including unrealizable assets and unrecorded liabilities.
(ii)

This provision is to cover risks inherent to the activities of certain subsidiaries, which may result in impairment losses in the value of the Company’s financial investments (including goodwill, net of accumulated amortization).

Other Non-Current Liabilities consist of:

	June 30,	December 31,
	2004	2003

Deferred income - investment subsidies (Note 3.k))	34,938,592	38,744,052
Taxes payable in foreign countries (1)	24,752,888	24,943,234
Accounts payable to fixed assets suppliers	18,566,033	19,154,800
Other (2)	32,769,664	61,929,247

	111,027,177	144,771,333

(1)	This caption relates to 50% of the ICMS payable by Global Telecom to the Brazilian state of Paraná, which resulted from a the tax benefit obtained from this state.
(2)

As of June 30, 2004, this caption included approximately € 18 million related with a gain obtained by PT Comunicações with the sale of a building to the pension fund in 2003, which was deferred and is being recognized in the income statement in a period of 5 years (Note 17).

19. Minority Interests

During the six months period ended June 30, 2004 the movement in minority interests was as follows:

	Opening balance	Acquisitions and sales	Income / (loss)	Change in the consolidation perimeter	Dividends	Currency translation adjustments	Other	Ending balance

Brasilcel (1)	419,201,233	(17,835,378)	30,006,267	-	(17,361,126)	(13,732,487)	2,848,600	403,127,109
PT Multimédia (2)	166,169,910	-	12,981,400	-	(5,327,366)	(31,041)	-	173,792,903
Cabo Verde Telecom	28,772,842	-	3,583,099	-	(5,273,610)	-	163,923	27,246,253
Mascom (3)	16,682,849	-	-	(16,682,849)	-	-	-	-
Cabo TV Madeirense, S.A.	5,155,415	-	700,868	-	(539,400)	-	-	5,316,883
Timor Telecom	-	-	659 466	1,716,566	-	-	-	2 376 032
Cabo TV Açoreana, S.A.	1,872,300	-	216,289	-	(349,197)	-	-	1,739,392
CST - Companhia Santomense de Telecomunicações, SARL	1,438,850	-	204,472	-	(33,385)	(34,236)	(57,366)	1,518,334
Kenya Postel Directories, Ltd.	1,127,747	-	282,385	-	(369,088)	(6,907)	(11,182)	1,022,954
LTM - Listas Telefónicas de Moçambique, Lda	1,299,359	-	246,271	-	(527,288)	44,611	19,314	1,082,267
Empresa Gráfica Funchalense, S.A.	1,080,177	-	159,709	-	-	-	759,120	1,999,006
Previsão - Sociedade Gestora de Fundos de Pensões, S.A.	-	-	(115,541)	1,029,851	-	-	-	914 310
Lusomundo Media	494,440	-	(63,551)	-	-	-	309,058	739,947
Grafilme - Sociedade Impressora de Legendas, S.A.	577,237	-	115,778	-	(88,880)	-	-	604,135
TPT - Telecomunicações Públicas de Timor, S.A.	-	-	154 865	424,942	-	-	-	579 807
Other	95,609	-	(14,045)	-	(225,368)	5,002	535	(138,267)

	643,967,968	(17,835,378)	49,117,731	(13,511,490)	(30,094,708)	(13,755,058)	4,032,001	621,921,065

Income applicable to minority interests in the six months periods ended June 30 2004 and 2003 were as follows:

	2004	2003

Brasilcel (1)	30,006,267	24,435,813
PT Multimédia (2)	12,981,400	1,334,594
Cabo Verde Telecom	3,583,099	4,077,038
Cabo TV Madeirense, S.A.	700,868	551,998
Timor Telecom	659,466	-
Kénya Postel Directories, Ltd.	282,385	651,564
LTM - Listas Telefónicas Moçambique, Lda.	246,271	441,663
Cabo TV Açoreana, S.A.	216,289	163,766
CST - Companhia Santomense de Telecomunicações, SARL	204,472	129,708
Mascom (3)	-	2,469,887
PT Prime (4)	-	579,320
Other	237,214	408,998

	49,117,731	35,244,349

(1)	The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of shareholders’ equity and net income.
(2)

The minority interests in PT Multimedia correspond to the interests of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their subsidiaries.

(3)

During the first half of 2004, Mascom was excluded from the consolidation as the financial investment in this subsidiary is in the process of being sold, only pending regulatory approval from the Botswana authorities.

(4)	During the second half of 2003, the Group acquired total ownership of this subsidiary.

20. Share Capital and Reserves

As of June 30, 2004 Portugal Telecom's fully subscribed and paid share capital amounted to € 1,254,285,000 and is represented by 1,254,285,000 shares, with a nominal value of 1 Euro each, and with the following distribution:

- 1,254,284,500 ordinary shares;
- 500 class A shares.

All of the Class A shares are held by the Portuguese State.

The class A shares have special voting rights as follows:

- Election of one third of the Directors, including the Chairman of the Board of Directors;
- Authorization to require distributions to all shareholders of dividends in excess of 40% of Portugal Telecom’s net income;
- Capital increases and other changes in Portugal Telecom’s Articles of Association;
- Issuance of bonds and other securities;
- Authorization for a shareholder operating in an area which is in competition with Portugal Telecom to hold more than 10% of the ordinary shares;
- Altering the general objectives, the strategy or the policies of Portugal Telecom; and
- Defining investment policies of Portugal Telecom, including authorizing acquisitions and disposals.

As a result of the 5 phases of the privatization of Portugal Telecom, initiated in June 1, 1995 and concluded on December 4, 2000, the interest of the Portuguese Government in the Company's share capital as June 30, 2004 was 6.3%, including the 500 class A shares indicated above.

Capital issued premium

This caption results from premiums generated in share capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários (the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

Equity Available for Distribution

Pursuant to Portuguese legislation, the amount of shareholders’ equity available for distribution is determined based on the standalone financial statements of the Company. During the six months period ended June 30, 2004, the movements in the Company’s shareholders’ equity, on a standalone basis, were as follows:

	Beginning balance	Increases	Decreases	Transfers	Ending balance

Share capital	1,254,285,000	-	-	-	1,254,285,000
Capital issued premium	91,704,891	-	-	-	91,704,891
Treasury shares	(210,040,062)	(224,052,685)	-	-	(434,092,747)
Equity adjustments in affiliated companies	995,031,540	5,622,557	(66,890,377)	(685,304,951)	248,458,769
Non-distributable reserves:					-
Legal	144,184,287	-	-	10,040,788	154,225,075
Treasury shares	210,040,062	-	-	224,052,685	434,092,747
Distributable reserves:
Free reserves	254,853,267	-	(76,724,707)	(172,286,917)	5,841,643
Retained earnings	(39,403,169)	-	-	672,942,352	633,539,183
Net income	240,218,936	322,518,239	(190,774,979)	(49,443,957)	322,518,239

	2,940,874,752	104,088,111	(334,390,063)	-	2,710,572,800

Pursuant to the Annual General Meeting of April 2, 2004, net income for 2003, amounting to € 240,218,936, was applied as follows:

Dividends	190,774,979
Retained earnings	39,403,169
Legal reserve	10,040,788

240,218,936

In addition, the Annual General Meeting of April 2, 2004, also approved an additional distribution to shareholders, in the form of dividends, of “Free reserves” amounting to € 76,724,707.

The net increase in the caption “Equity adjustments in affiliated companies” includes an amount of € 60,833,182 related with currency translations adjustments generated during the first half of 2004.

Portuguese legislation establishes that the amount of equity available for distribution to shareholders is determined by the lower of the following amounts:
a) Distributable reserves;
b) Total shareholders’ equity less the sum of share capital, capital issued premium, treasury shares and non-distributable reserves.

As of June 30, 2004, the amount of equity available for distribution to shareholders amounts approximately to € 946 million.

21. Operating Revenues

This caption consists of:

	2004	2003

Wireline business (Note 34.2)	1,053,226,830	1,072,643,057
Services rendered	971,364,322	987,144,060
Directories	65,789,515	69,041,986
Sales	16,072,993	16,457,011

Domestic Mobile - TMN (Note 34.3)	678,553,968	624,602,190
Services rendered	627,794,186	572,518,184
Sales	50,759,782	52,084,006

Brazilian Mobile - Vivo (Note 34.4)	722,217,980	588,709,522
Services rendered	575,713,972	490,735,473
Sales	146,504,008	97,974,049

PT Multimédia (Note 34.5)	359,794,581	325,772,729
Services rendered	301,121,093	262,003,794
Sales	58,673,488	63,768,935

Other businesses	107,109,831	113,221,900
Services rendered	105,562,594	111,292,188
Directories	14,596	8,794
Sales	1,532,641	1,920,918

	2,920,903,190	2,724,949,398

22. Wages and Salaries

This caption consists of:

	2004	2003

Salaries	294,213,765	288,680,160
Employee benefits	46,734,047	42,944,000
Social charges	7,152,259	10,241,455
Insurance	1,335,160	1,764,831
Other	4,499,329	5,276,340

	353,934,560	348,906,786

23. Costs of Telecommunications

This caption consists of:

	2004	2003

Interconnection charges - mobile/mobile	69,880,620	90,364,545
Interconnection charges - fixed/mobile	57,889,815	65,094,581
Interconnection charges - mobile/fixed	12,138,623	21,039,754
International telecommunications operators	41,120,887	36,076,605
Rental of telecommunications circuits	34,438,000	34,681,866
Roaming	16,672,398	15,200,255
Satellite charges	3,898,146	5,084,590
Other costs of telecommunications services	39,718,743	29,179,323

	275,757,232	296,721,519

24. General and Administrative Expenses

This caption consists of:

	2004	2003

Specialized work and subcontracts	266,205,473	242,086,502
Commissions	73,414,385	60,678,229
Rents	46,525,455	45,626,803
Electricity	24,052,817	21,656,958
Communication expenses	16,205,408	16,299,566
Travel and entertainment	10,479,432	8,021,570
Insurance	5,385,392	5,157,794
Security expenses	5,196,203	4,828,948
Fuel and gas	3,821,973	3,787,499
Other general and administrative expenses	55,880,861	49,445,170

	507,167,399	457,589,039

25. Other net financing expenses/(income)

This caption consists of:

	2004	2003

Bank comissions and expenses	8,461,528	15,727,564
Financial discounts, net	3,095,447	1,046,674
Increases in provisions for other risks and costs (Note 28)	1,369,912	7,503,230
Gains on investments	(1,474,336)	(1,222,136)
Decreases in provisions for other risks and costs (Note 28) (1)	(10,468,906)	(101,542,285)
Other net financial expenses/(income)	4,859,386	(2,860,597)

	(5,609,520)	(104,402,882)

(1)	In the first half of 2004 and 2003, this caption included, respectively, € 9,768,906 and € 43,962,608 related with the decrease in the provision for risks related with financial instruments.

26. Net losses/(gains) on sales and disposals of fixed assets, net

This caption consists of:

	2004	2003

Losses on sales and disposals of fixed assets	2,963,809	2,575,759
Losses on the retirement of fixed assets (Note 11)	1,167,564	1,985,677
Gains on sales and disposals of fixed assets	(1,537,778)	(41,596,763)
Other	(84,888)	(285,490)

	2,508,707	(37,320,817)

(1)	In the first half of 2003, this caption includes basically a gain obtained by PT Comunicações on the sale of certain fixed assets.

27. Extraordinary Items

This caption consists of:

	2004	2003

Increases in provisions for other risks and costs (Note 28) (1)	4,291,861	60,317,960
Gains on disposals of investments, net	(1,695,844)	(317,796)

	2,596,017	60,000,164

a.

In the first half of 2003, this caption € 57,130,000 related to a provision to cover estimated losses resulting from the restructuring of ceraain activities of TV Cabo, including unrealizable assets and unrecorded liabilities. In the first half of 2004 this amount relates to increases in the provision described above.

28. Movement in the Provisions

During the six months period ended June 30, 2004 the movement in the provision accounts was as follows:

	Opening balance	Increases	Reductions	Other movements	Ending balance

Provision for marketable securities (Note 5)	19,066	-	-	-	19,066
Provision for doubtful accounts receivables (Notes 6 and 7)	409,729,904	37,894,029	(6,455,515)	(32,751,226)	408,417,192
Provision for inventories (Note 8)	27,444,050	6,311,001	(4,085,614)	(6,172)	29,663,265
Provision for investments (Note 10)	70,128,694	80,000	(1,700,004)	720,234	69,228,924
Provision for other risks and costs (Note 18):
Taxes	43,451,561	667,075	(23,517)	1,241,156	45,336,275
Fixed assets	43,278,576	7,129,025	(1,240,713)	(953,889)	48,212,999
Legal actions	14,927,504	4,316,496	(1,178,504)	7,845,773	25,911,269
Other	259,722,025	42,775,311	(35,517,893)	19,505,042	286,484,485

	868,701,380	99,172,937	(50,201,760)	(4,399,082)	913,273,475

The increases occurred during the six months period ended June 30, 2004 in these provision accounts were recorded as follows:

Provisions for doubtful receivables, inventories and other	73,934,217
Equity in losses of affiliated companies	12,418,535
Depreciation and amortization (Note 3.d))	7,129,025
Extraordinary items (Note 27)	4,291,861
Other net financing expenses/(income) (Note 25)	1,369,912
Other	29,387

99,172,937

The decreases occurred during the six months period ended June 30, 2004 in these provision accounts were recorded in the following profit and loss captions:

Provisions for doubtful receivables, inventories and other	21,639,583
Other net financing expenses/(income) (Note 25)	10,468,906
Depreciation and amortization (Note 3.d))	8,244,399
Other net non-operating expenses (1)	6,524,816
Other	3,324,056

50,201,760

(1)	This caption includes € 5,524,812 related to provisions for other risks and costs related with affiliated companies.

During the six months period ended June 30, 2004 the caption “Provisions for doubtful receivables, inventories and other” was used to record the following items:

Increases in provisions	73,934,217
Decreases in provisions	(21,639,583)
Direct write-off of accounts receivable balances	11,465,141
Collections from accounts receivables which were previously written-off	(1,733,067)

62,026,708

Other movements include basically the direct use of provisions, the inclusion and exclusion of companies from the consolidation perimeter and currency translation adjustments relating to provisions recorded by foreign subsidiaries.

29. Taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 25% which can be increased up to 10% through a municipal tax. Portugal Telecom, PT Multimedia and Lusomundo Media adopted the tax consolidation regime. The provision for income taxes is determined on the basis of the estimated taxable income for all companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimedia and Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

In accordance with Portuguese tax legislation, corporate tax returns are subject to review and adjustment by the tax authorities for four years following their filing (five years for social security, being ten years for the contributions made up to the year ended December 31, 2001). Management believes that any adjustment, which may result from such reviews or inspections, would not have a material impact on the consolidated financial statements as of June 30, 2004, except for the situations described in Note 32.a) where provisions or accruals have been recorded. Under prevailing Portuguese tax regulations, tax losses may be carried forward for up to six years.

Deferred Taxes

The movement in deferred taxes (Note 3.o)) during the six months period ended June 30, 2004 is as follows:

		Increase/(Decrease)

	Beginning Balance	Net income	Taxes Payable (Note 16)	Foreign currency translation adjustments	Other adjustments	Ending Balance

Deferred tax assets

Provisions	415,955,871	(14,985,602)	-	(595,607)	84,255	400,458,917
Tax losses carryforward (i)	651,863,830	(1,340,521)	(123,562,858)	(1,298,296)	4,743,290	530,405,445
Financial instruments	10,815,788	(3,592,739)	-	-	-	7,223,049
Additional contribution to pension funds	36,436,390	3,228,405	-	-	-	39,664,795
Other (ii)	216,540,935	(12,564,331)	-	(5,986,865)	69,910,006	267,899,745

	1,331,612,814	(29,254,788)	(123,562,858)	(7,880,768)	74,737,551	1,245,651,951

Deferred tax liabilities

Revaluation of fixed assets (Note 3.d))	24,567,396	(1,123,036)	-	-	(2,409)	23,441,951
Gains on disposals of investments	286,457,914	(12,963,746)	-	-	-	273,494,168
Distributable reserves of subsidiaries in foreign countries	13,353,094	(1,512,802)	-	-	-	11,840,292
Other	9,147,176	22,643	-	-	-	9,169,819

	333,525,580	(15,576,941)	-	-	(2,409)	317,946,230

		(13,677,847)	(123,562,858)	(7,880,768)	74,739,960

(i)

Other adjustment in this caption include basically deductions to income taxes obtained by certain group companies included in the tax consolidation regime of Portugal Telecom, since those amounts can only be recovered after the total use of the existing tax losses carry forward.

(ii)

As of June 30, 2004, this caption included € 212,279,553 related with tax benefits obtained from a corporate restructuring in Brazil made by certain subsidiaries of Brasilcel. During the first quarter of 2004, TCO also completed its corporate restructuring, resulting in an increase of “Deferred tax assets” by € 69 million and a decrease of the same amount in the goodwill generated with this acquisition.

Deferred taxes recorded in the balance sheets as of June 30, 2004 and December 31, 2003 were classified as follows:

	June 30, 2004		December 31, 2003

	Assets	Liabilities	Assets	Liabilities

Current	741,347,052	31,018,461	748,141,425	32,793,924
Non-current	504,304,899	286,927,769	583,471,389	300,731,656

	1,245,651,951	317,946,230	1,331,612,814	333,525,580

The reconciliation of the income tax provision for the six months period ended June 30, 2004 calculated at the statutory Portuguese income tax rate and the effective income tax rate, is as follows:

Income before income taxes	540,983,299
Statutory tax rate (including municipal taxes at a 10% standard)	27,50%

148,770,407
Permanent differences (a)	17,445,621
Differences in tax rates (b)	5,264,030
Reduction of deferred liabilities related with deferred taxation on the disposals of investments (c)	(12,610,960)
Valuation allowance for certain tax losses carryforward	9,546,327
Other	929,336

Income taxes in the profit and loss statement	169,344,761

Efective tax rate	31,30%

The income tax for the year, is as follows:
Income tax-current (Note 16)	155,666,914
Deffered taxes	13,677,847

169,344,761

(a) This amount relates to the following:

Goodwill amortization (Note 12)	46,770,698
Amortization of Band A licenses (i)	17,332,716
Equity accounting in gains of affiliated companies, net (Note 10)	(4,868,677)
Other	4,203,885

63,438,622
Tax effect	27,50%

17,445,621

(i)

The amortization of Band A licenses held by Brasilcel's subsidiaries is not tax deductible because these intangibles result from the allocation of goodwill generated in the acquisition of those companies.

(b)

This amount relates to the impact of the different municipal tax rates applicable to the different group companies in Portugal and with the differences between the statutory tax rate in Portugal and the income tax rates applicable to foreign subsidiaries.

(c)

This amount relates to the adoption by the Company of the voluntary taxation regime for certain gains on the disposal of investments obtained in previous years, whose taxation was deferred due to the adoption at the time of the reinvestment regime.

30. Post Retirement Benefits

1. Pension Benefits

As referred to in Note 3.f), PT Comunicações, PT SI and Global Notícias (former Jornal de Notícias and Diário de Notícias) are liable for the payment of pensions, supplemental pension benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

a)

Former Telecom Portugal employees - Former employees of Telecom Portugal hired by CTT prior to May 14, 1992, or who were retired on that date, are entitled to a Company provided pension benefit. Employees hired after that date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

b)

Former TLP employees - The retired and active employees who were formerly employees of TLP and who were hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

c)

Former TDP employees - Former employees of TDP hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

d)

Former Employees of Marconi - The former employees of Marconi hired prior to February 1, 1998 are entitled to a pension benefit from Caixa and to two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.

e)	On retirement PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

f)

Former Employees of Jornal de Notícias and Diário de Notícias – Employees of Jornal de Notícias, hired prior to November 16, 1994 and of Diário de Notícias, hired prior to December 29, 1979, are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system.

g)	Employees of PT SI – who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies are entitled to a pension supplement.

The actuarial valuations for these plans as of December 31, 2003, prepared by an independent actuary, used the projected unit credit method and considered the following actuarial assumptions and rates:

Rate of return on pension fund assets	6%
Pension liabilities’ discount rate	6%
Salaries liabilities’ discount rate	4%
Salary growth rate	3%
Pension growth rate (*)	2%
Inflation rate	2%

Mortality table:

Employees (whilst in active service):	AM 92 - males
AF 92 - females
Pensioners and employees who have taken early retirement:	PA (90) m less 2 years males
PA (90) f less 2 years females

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil
(*) Except for Diário de Notícias and Marconi Fundo de Melhoria, where there is no pension growth rate.

The following table sets out the funded status of the PT Comunicações, PT SI and Global Notícias plans as of December 31, 2003:

Projected benefit obligation ("PBO"):
Pensioners, survivors and pensions to pre-retired and suspended employees	1,846,468,000
Salaries and gratuiries to pre-retired and suspended employees	841,232,000
Active members	670,020,000

3,357,720,000
Plan assets at fair value	(1,828,066,000)

Projected benefit obligation, in excess of plan assets	1,529,654,000

As of December 31, 2003, the plan assets of PT Comunicações consist of:

Bonds	649,868,442
Equities	615,829,914
Property	259,371,373
Investment fund units	75,160,719
Cash, treasury bills, short-term stocks and net current assets	227,835,552

1,828,066,000

As of December 31, 2003, the reconciliation between the projected benefit obligation in excess of plan assets and the liability recorded in the consolidated balance sheet as of that date is presented below:

Projected benefit obligation, in excess of plan assets	1,529,654,000
Actuarial losses, net (i)	(769,090,982)
Transition obligation (ii)	(26,519,596)
Prior service cost	1,466,730

Pension Liabilities	735,510,152

(i)

Actuarial losses and gains result basically from: (a) difference between the actual and expected return on fund assets; and (b) higher salary growth rates and higher increase in pensions and pre-retired salaries, than the long term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over an average period of sixteen years which corresponds to the estimated average working life of active employees.

(ii)

The transition obligation results from the first time recognition of post retirement benefits, in 1993. This amount will be amortized over the estimated average working life of active employees at that date, which was estimated to be eighteen years.

The pension liabilities of PT Comunicações, PT SI and Global Notícias were recorded in the consolidated balance sheet as of June 30, 2004 and December 31, 2003, in the following captions:

	June 30, 2004	December 31, 2003

Accrued post retirement liability (Note 30.3)	664,374,229	730,837,776
Accounts receivable other - Third parties (Note 30.3)	-	4,672,376

	664,374,229	735,510,152

A summary of the components of the net periodic pension cost for the six months periods ended June 30, 2004 and 2003 is presented below:

	2004	2003

Service cost	9,619,730	10,063,677
Interest cost	86,828,500	91,526,327
Expected return on plan assets	(55,600,000)	(50,585,000)
Net amortization of deferrals	29,797,500	31,287,745

Sub-total (Note 30.4)	70,645,730	82,292,749
Curtailment losses related to early retirements, pre-retirements and suspended contracts (Note 30.4)	2,534,686	247,460,054

Net periodic pension cost	73,180,416	329,752,803

Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

The contributions made to the pension funds and payments of salaries to pre-retired and suspended employees in the six months periods ended June 30, 2004 and 2003 were as follows:

	2004	2003

Contributions to pension funds:
Employers' contributions	92,835,000	122,316,000
Plan participants' contributions	4,641,000	5,421,000

	97,476,000	127,737,000

Payments of salaries to pre-retired and suspended employees (Note 30.3)	61,463,598	62,328,042
Payments of pensions (Note 30.3)	225,067	238,929

	61,688,665	62,566,971

Employers’ contributions include: (i) € 65,566,577 (Note 30.3) which was recorded as a decrease in the accrued post retirement liability; (ii) €12,112,398 of normal contributions to the pension funds which were recorded directely in the income statement as a net periodic pension cost (Note 30.4); and (iii) € 15,156,025 corresponding to advances to the pension funds which will be allocated until year end.

As of June 30, 2004, the accrued post retirement liabilities relating to the defined benefit plans of the subsidiaries of Brasilcel amounted to €42,133 (Note 30.3), and had been increased during the first half 2004 by € 18,400 (Note 30.4). Additionally, during the first half 2004 50% of the pension contributions made by the subsidiaries of Brasilcel to defined contribution plans amounted to € 294,301 and were recorded as "Post retirement benefits" (Note 30.4).

2. Other Employee Benefits

As referred to in Note 3.g), PT Comunicações and PT SI are liable for the payment of post retirement health care benefits to employees and their eligible relatives.

The actuarial valuations for these plans prepared by an independent actuary, as of December 31, 2003, used the projected unit credit method and considered the following assumptions and rates:

Health care cost trend rate:
Next 6 years	3.5%
Years thereafter	3%
Discount rate	6%
Inflation rate	2%
Salary growth rate	3%
Mortality table:
Employees (whilst in active service):	AM 92 - males
AF 92 - females
Pensioners and employees who have taken early retirement:	PA (90) m - 2 males
PA (90) f - 2 females

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Based on this study, the accumulated post retirement health care benefit obligation of PT Comunicações and PT SI as of December 31, 2003 was €688,763,000 and the accrued post retirement liability was € 525,101,829 (€ 536,850,728 as of June 30, 2004 - Note 30.3). The reconciliation between this post retirement health care obligations and the liability recorded in the balance sheet at December 31, 2003 is presented below:

Accumulated health care benefit obligation	688,763,000
Actuarial losses, net (i)	(120,927,369)
Transition obligation (ii)	(46,273,802)
Prior year service gain	3,540,000

Post retirement health care liability	525,101,829

(i)

Actuarial losses and gains result basically from the difference between the actual and expected healthcare costs and higher inflation rates than the long-term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over sixteen years, which corresponds to the estimated average working life of active employees.

(ii)

The transition obligation results from the first time recognition of other employee benefits, in 1997. This amount will be amortized over the estimated average working life of active employees at that date, which was estimated to be eighteen years.

A summary of the components of the net periodic post retirement health care cost for six months period ended June 30, 2004 and 2003, is presented below:

	2004	2003

Service cost	2,550,000	2,777,500
Interest cost	18,411,500	19,170,833
Net amortization of deferrals	3,650,000	5,333,667

Sub-total (Note 30.4)	24,611,500	27,282,000

Curtailment losses related to early retirements, pre-retirements and suspended contracts (Note 30.4)	184,500	26,657,800

Net periodic post retirement health care costs	24,796,000	53,939,800

Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

As of December 31, 2003, the accrued post retirement health care liabilities include € 71,846 relating to healthcare liabilities of Brasilcel’s subsidiaries (Note 30.3).

3. Balance sheet captions

Accrued Post Retirement Liability

This caption consists of:

	June 30, 2004	December 31, 2003

Accrued Post Retirement Liability:
Pension benefits (Note 30.1)	664,416,362	730,872,244
Other employee benefits (Note 30.2)	536,922,574	525,166,751

	1,201,338,936	1,256,038,995

Accounts Payable (Note 30.1)	-	4,672,376

	1,201,338,936	1,260,711,371

The net decrease in the accrued post retirement liabilities during the first half of 2004 amounted to € 54,700,059, as follows:

	Pension benefits	Other employee benefits	Total

Post retirement benefits (Note 30.4)	58,533,332	24,611,500	83,144,832
Work force reduction program costs (Note 30.4)	2,534,686	184,500	2,719,186
Payments to pre-retired and suspended employees (Note 30.1)	(61,463,598)	-	(61,463,598)
Contributions to pension funds and PT ACS (Note 30.1)	(65,566,577)	(13,244,189)	(78,810,766)
Payments to pensioners (Note 30.1)	(225,067)	-	(225,067)
Currency translation adjustments	(1,674)	(2,137)	(3,811)
Other adjustments	(266,984)	206,149	(60,835)

	(66,455,882)	11,755,823	(54,700,059)

4. Profit and loss captions

	2004	2003

Net Periodic Pension Cost:
Post retirement benefits:
Pension benefits (Note 30.1) (1)	70,958,431	82,832,530
Other employee benefits (Note 30.2) (2)	24,611,500	27,292,980

	95,569,931	110,125,510

Work force reduction program costs:
Extraordinary post retirement benefits (curtailment):
Pension benefits (Note 30.1) (2)	2,534,686	247,460,054
Other employee benefits (Note 30.2) (2)	184,500	26,657,800

	2,719,186	274,117,854
Termination payments	1,245,408	3,892,053

	3,964,594	278,009,907

(1)

In the first half of 2004, this caption included an amount of € 58,533,332, which represents an increase in the Accrued Post Retirement Liability (Note 30.3), and an amount of € 12,112,398 (Note 30.1) which were normal contributions to the pension funds made during the period.

(2)	In the first half of 2004, this caption represents an increase in the Accrued Post Retirement Liability (Note 30.3).

31. Financial instruments and risk management

Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

The contracting of financial instruments is made after careful analysis of the risks and rewards of these instruments based on information obtained from different financial institutions. These operations are subject to authorization from Portugal Telecom’s Executive Committee and are permanently monitored through an analysis of the financial markets and the positions held by the Company. The fair-value of these derivatives is assessed several times during the year to determine the economic and financial implications of their cancellation.

Interest rate exposure

Interest rate swaps were contracted by Portugal Telecom in order to diversify interest rate exposure or to take advantage of the possibility of converting from variable rates to fixed rates. As of June 30, 2004, the loans with interest rate swaps and interest rate floors totalled approximately € 1,760 million and € 1,000 million, respectively. The average maturity of these swaps and floors is 2.4 years and 2 months, respectively.

During the first half of 2004, Brasilcel’s subsidiaries contracted interest rate swaps in Brazilian Reais. As of June 30, 2004 those contracts amounted to R$ 1,601 million with an average maturity of 6 months.

Exchange rate and interest rate exposure

Cross currency swaps were contracted primarily to reduce exposure to exchange rate risk. As of June 30, 2004, the Company had a total debt resulting from swaps from U.S. Dollars to Euros, with an average maturity of 7.3 years, of approximately € 75 million.

Pursuant the cancellation of the interest rate component of certain cross currency swaps, as of June 30, 2004 Portugal Telecom had contracted foreign exchange options and forwards of Euros to U.S. Dollars, amounting to € 200 million with an average maturity of 4.8 years.

Additionally, Portugal Telecom had contracted forwards of Euros to U.S. Dollars in order to cover the risk associated to future cash flows payments. As of June 30, 2004, those contracts amounted to € 9 million and had an average maturity of 5 months.

As of June 30, 2004, Brasilcel’s subsidiaries also have cross currency swaps to cover accounts payable denominated in U.S. Dollars, Euros and Japanese Ienes amounting to US$ 907 million, € 416 million and 13,401 million Japanese Ienes, with an average maturity of 1 year, 5 months and 10 months, respectively.

Brasilcel’s subsidiaries also contracted: (i) call options for the sale of US$ 300 million with a maturity of 3 months; (ii) cross currency swaps (Euros/Brazilian Reais) with an average maturity of 2 months amounting to € 11 million; and (iii) cross currency swaps (U.S. Dollars/Brazilian Reais) with an average maturity of 1.3 years amounting to US$ 671 million.

Equity derivatives

As of June 30, 2004, Portugal Telecom has sold put options on 21,550,000 own shares. Additionally, and in order to facilitate the completion of the share buyback program, Portugal Telecom had contracted equity swaps on 27,505,848 own shares, equivalent to 2.19% of its share capital. Considering the evolution on the fair value of Portugal Telecom’s stock price, a provision was recorded (Note 18) to cover the difference between the exercise price of those derivatives (ranging from € 6.21 to € 12.12 per share) and the stock price as of June 30, 2004. These contracts had maturities ranging from 1 month to 1.2 years.

As of June 30, 2004, Portugal Telecom also has contracted an equity swap on 15,287,545 shares of PT Multimedia, representing 9,7% of its share capital, with maturity on May 5, 2005. As of June 30, 2004 and considering the stock price of PT Multimedia’s shares, Portugal Telecom did not record any provision related with this equity swap. Additionally, during the first half of 2004 Portugal Telecom sold and bought call options on 6,063,842 shares of PT Multimedia with a maturity of 1.5 years. As of June 30, 2004, the Company does not estimate to incur any losses with these derivative contracts.

Fair value of financial instruments

As of June 30, 2004 and December 31, 2003, the carrying value and fair value of financial instruments are as follows (amounts in millions of Euros):

	June 30, 2004		December 31, 2003

	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial instruments to manage interest and exchange exposure (i)
Interest rate (Note 3.p))	(1.5)	(18.7)	(8.5)	(61.9)
Interest rate and exchange rate (Note 3.p))	66.6	75.2	80.5	99.5

Total	65.2	56.5	72.0	37.6

Equity Swaps
Own shares (ii)	(11.7)	29.5	(24.4)	3.4
PT Multimédia shares	-	73.2	(3.9)	15.5

Total	(11.7)	102.8	(28.3)	18.9

(i)

Certain derivatives included in this caption were renegotiated during previous years. As a result of those negotiations, the Company received upfront fees which were recorded as deferred income and will be recognized in income during the remaining period of those contracts (Note 3.p)). As of June 30, 2004, deferred income related with these derivatives amounted to € 7,947,052 (Note 17).

(ii)

The carrying value corresponds to the provision recorded to cover estimated losses with these derivatives (€ 11.2 million - Note 18), plus the fees related with put options that are not yet recognized in the profit and loss statement in the amount of € 0.5 million.

32. CONTINGENCIES AND COMMITMENTS

a) Tax contingencies

As of June 30, 2004, the Company is subject to certain tax contingencies. The Company’s management, based on information obtained from the Company’s legal counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company’s financial position or results of operations. These contingencies, which have not been provided for as of June 30, 2004, are as follows:

-

The tax returns of the former TLP for the years 1990 to 1993, of the former TP for the year 1993 and of the former Marconi and of PT for the years 1997 to 1999, were reviewed by the tax authorities, resulting in additional income tax assessments amounting to € 28,008,616. Portugal Telecom decided to contest these assessments, as in the opinion of its lawyers the outcome should be in Portugal Telecom’s favour.

-

Portugal Telecom is challenging the assessments made by the Municipal Councils of Porto and Lisbon relating to the usage of public rights-of-way for its telecommunications infrastructure, which as of June 30, 2004 were as follows:

Municipal Council of Oporto	1,182,827
Municipal Council of Lisbon	102,461

1,285,288

Pursuant to the New Basic Law (Law 91/97) operators of basic telecommunications networks, such as Portugal Telecom, are exempt from municipal taxes and rights-of-way and other fees with respect to access to and installation and usage of their telecommunications networks in connection with their obligations under their concession from the Portuguese Government, such as the Concession. The Portuguese Government has stated that the New Basic Law confirms the exemption under Article 29 of the Concession, which was established by the decree law authorizing the Concession.

Additionally, there are the following situations which are fully provided for:

1.

Due to additional assessments related with the 1999 and 2000 income tax returns, an accrual amounting to € 1,370,773 has been recorded and included in the provision for other risks and costs (Note 18).

2.

In relation to the 1997, 1998 and 1999 tax returns, in the case that the positions taken by Portugal Telecom are considered to be inadequate, taxes have been paid or accruals have been recorded, which as of December 31, 2003 amounted to € 1,116,083 (Note 15).

b) Claims by a consumer protection association

The introduction by Portugal Telecom of new prices for fixed telephone services as from February 1998, which were subsequently approved by ICP – Instituto de Comunicações de Portugal (currently ANACOM – Autoridade Nacional de Comunicações – “ANACOM”) and by Direcção Geral de Concorrência e Preços has caused several legal actions from DECO – Associação de Defesa do Consumidor (“DECO”). From a financial standpoint, the most relevant is the inhibiting action submitted in September 1999, in which it is demanded that ANACOM abstain from approving the prices for 1999 and that Portugal Telecom be forbidden from applying them. In the first instance the Court decided that the new prices were illegal and condemned Portugal Telecom to refund the amounts charged in 1999 as activation fees and publish the decision. Portugal Telecom did not accept the decision, considering it illegal, and through PT Comunicações submitted several appeals against this decision to superior courts, which maintained the decision of the first instance Court. In October 2003 PT Comunicações was notified by the Supreme Court that its appeal was denied and that it should refund the amounts charged in 1999 as activation fess. However, in March 2004 PT Comunicações and DECO signed an agreement facilitating an alternative solution to the refund of the amounts charged in 1999 as activation fees. This agreement comprises several initiatives to be implemented by PT Comunicações during 2004, which have an estimated cost of € 10 million that was recorded as a other non-operating expense. As a result of this agreement, DECO removed all legal actions against PT Comunicações on this subject matter.

c) Guarantees

As of June 30, 2004, the Company has given guarantees and comfort letters to third parties, as follows:

Bank guarantees given to Portuguese courts for outstanding litigation	9,008,677

Bank guarantees given to other entities:
By PT Comunicações (1)	9,433,000
By PT Multimédia and subsidiaries (2)	9,027,576
By TMN to ANACOM	3,024,000
Other bank guarantees	1,479,870

22,964,446

Comfort letters and other bank garantees (3):
Sport TV	24,447,110
Mascom	17,341,399
Warner Lusomundo España	14,000,000
Vasp	8,496,489
TV Cabo Macau	8,227,067
Other	4,244,255

76,756,320

(1)	These guarantees were given by PT Comunicações, to the Portuguese Tax Authorities, in respect of the tax contingencies discussed in Note 32.a).
(2)	These guarantees were given by PT Multimedia, to Alta Autoridade para a Comunicação Social (the Portuguese media regulator), in connection with the broadcasting of television shows.
(3)	These comfort letters were issued by the Group in order to guarantee loans obtained by associated companies.

d) Purchase commitments

As of June 30, 2004, the Company had assumed commitments for the purchase of basic equipment amounting to approximately € 61.8 million.

e)	Financial commitments

-

In October 2000, Médi Telecom entered into medium and long term loan contracts totalling € 1,000,000,000 with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

Under the provisions of the contracts, Médi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Médi Telecom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental, S.A. (32.18%) and Banque Marrocaine du Commerce Exterior (18.06%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Telecom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets. As a result of loans already granted to Médi Telecom by PT Móveis and Telefónica Intercontinental, the maximum amount of this liability, as of June 30, 2004, is limited to € 118,000,000 and ends as soon as Médi Telecom reaches a debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

-

Portugal Telecom signed a Shareholders’ Agreement with the other shareholders of Sportinveste, in which Portugal Telecom committed to give additional paid in capital contributions up to a maximum of € 40,000,000. As of June 30, 2004, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste amounting to € 24,023,168 (Note 10).

33. Transactions with Related Entities

a) Concession Agreement

On February 15, 1995, through Decree Law 40/95, the Portuguese Government granted Portugal Telecom the exclusive right to provide infrastructure and leased circuit services as well as fixed telephone, telex and telegraphy services in Portugal. These rights were granted for an initial period of 30 years and can be renewed for successive minimum periods of 15 years. The above-referred exclusive rights remained in force up to the date that the Portuguese Government liberalized the telecommunications industry. This Decree Law and the subsequent Concession Contract dated March 20, 1995 (the "Concessions Contract") establish the administrative and operational obligations of Portugal Telecom, the basic service prices framework, and the rent payable to the Portuguese State.

On September 9, 2000, through Decree Law 219/2000, the Portuguese Government approved the transfer of Portugal Telecom's position in the Concession Agreement to PT Comunicações and established the conditions for the related transfer of assets, liabilities, rights and obligations from Portugal Telecom to PT Comunicações.

On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the ownership of the Basic Network and, as a result the concession rent was terminated together with the reversibility principle that was previously applicable to concession assets.

b) Pricing

On May 24, 2004, a Pricing Convention for the fixed telephone service for 2004 was signed between PT Comunicações, ANACOM and DGCC. The pricing convention establishes caps on average annual price changes for calls, excluding international calls, of CPI – 2,75%.

c) Discounts to retired Portuguese citizens

In accordance with Decree Law 20-C/86, certain eligible retired Portuguese citizens are entitled to a discount on the telephone tariff, which is reimbursed to PT Comunicações by the Portuguese State. Up to December 31, 2001 this receivable balance was to be offset against the concession rent payable to the Portuguese State. As a result of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, this receivable balance should now be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget of incoming years, as stated by Decree Law 18/2003. As of June, 2004, the account receivable balance from the Portuguese State regarding discounts to retired Portuguese citizens amounts to € 64,758,114 (Note 7) and is made up as follows:

Discounts given in 2002	27,399,604
Discounts given in 2003 (1)	26,392,172
Discounts given during the first half of 2004	10,966,338

64,758,114

(1)	This amount includes € 4,134,075 of VAT included in the invoice made in 2004 to charge these discounts to the Portuguese State.

In August 2004, the Portuguese State paid € 27,399,604, related with the discounts given in 2002.

At June 30, 2004, PT Comunicações had signed agreements with a financial institution relating to the sale of the accounts receivable balances regarding the discounts given in 2002 and 2003. PT Comunicações received cash advances of those amounts, less the related expenses inherent in these transactions, and recorded accounts payable to this financial institution totalling € 53,791,776 (Note 14). All expenses related with these transactions were recorded in the profit and loss statement.

34. Disclosures about Segments of the Company and Related Information

34.1 General

The basis used by management to identify the reportable segments was a combination of the following factors:

(i) Differences in products and services;
(ii) Differences in regulatory environments; and
(iii) Geographic areas.

These segments are consistent with the way management currently analyses its businesses.

The Company identified the following reportable segments:

Wireline Business (1)	Retail Wholesale Data and Corporate Other
Domestic Mobile	TMN (2)
Brazilian Mobile	Vivo (3)
Multimedia Businesses

Pay TV and Cable Internet – TV Cabo, PT Conteúdos and Primum TV
Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas
Media – Lusomundo Serviços and Lusomundo Media
Other Multimedia Operations – PT Multimedia and other sub-holdings

(1)	The wireline business includes several services which are provided mainly by PT Comunicações, PT Prime and PT.com.
(2)	This business segment derives its revenues from mobile telecommunication services in Portugal.
(3)	This business segment derives its revenues from mobile telecommunication services in Brazil, provided by Brasilcel’ subsidiaries in several States of Brazil (Note 1).

Transactions between segments are accounted for in the same manner as transactions with external parties.

The summarized results for each reportable segment do not include some extraordinary items as capital gains or losses from the sale/exchange of financial assets and are presented before consideration of the minority interests at Group level. The minority interests considered in each reportable segment are only related to the direct interests of minority shareholders of subsidiaries of the sub-holdings for each reportable segment.

34.2. Wireline Business

Summarized profit and loss statements for this reportable segment, for the six months periods ended June 30, 2004 and 2003, are presented below:

	2004	2003

Services rendered - external customers (Note 21)	1,037,153,837	1,056,186,046
Services rendered - intersegment revenues	69,930,713	76,169,481
Sales of merchandise and products - external customers (Note 21)	16,072,993	16,457,011
Sales of merchandise and products - inter segment sales	249,761	513,913

Operating revenues	1,123,407,304	1,149,326,451

Wages and salaries	(143,803,329)	(165,796,793)
Post-Retirement benefits	(94,700,000)	(108,866,000)
Costs of telecommunications	(199,204,065)	(216,688,474)
Own work capitalized	16,736,011	14,323,450
Costs of products sold	(18,485,627)	(16,562,312)
Marketing and publicity	(15,546,282)	(12,883,976)
General and administrative expenses	(122,383,790)	(95,696,982)
Other net operating income	(92,645,499)	(86,255,659)

Operating costs and expenses	(670,032,581)	(688,426,746)

Operating income before depreciation and amortization (EBITDA)	453,374,723	460,899,705
Depreciation and amortization	(190,557,982)	(201,032,672)

Operating income	262,816,741	259,867,033

Interest and related expenses	(21,449,892)	(21,900,678)
Goodwill amortization	(3,576,358)	(3,576,358)
Interest and related income	9,596,397	7,096,852
Net gains/(losses) on sales and disposals of fixed assets	(878,691)	39,429,412
Equity in earnings of affiliated companies	(619,550)	(448,075)
Work force reduction program costs	(3,666,646)	(277,152,644)
Other net non-operating expenses	(4,167,347)	(1,233,297)
Extraordinary items	1,680,640	-

Income before income tax	239,735,294	2,082,245
Provision for income taxes (1)	(64,320,493)	3,014,526
Income applicable to minority interests	-	(48,750)

Net income	175,414,801	5,048,021

(1)	In the first half of 2003, the taxable income of the wireline business was negative and, accordingly, additional defered tax assets were recognized.

Net income of this segment for the six months periods ended June 30, 2004 and 2003 was affected by curtailment costs of € 3,666,646 and € 277,152,644, respectively.

Capital expenditures for this reportable segment for the six months periods ended June 30, 2004 and 2003 were approximately € 84,2 million and € 60,0 million, respectively, and total assets as of June 30, 2004 and December 31, 2003 were approximately € 3,828.7 million and € 3,957.5 million, respectively.

34.3. Domestic Mobile - TMN

Summarized profit and loss statements for this reportable segment, for the six months periods ended June 30, 2004 and 2003, are presented below:

	2004	2003

Services rendered - external customers (Note 21)	627,794,186	572,518,184
Services rendered - intersegment revenues	74,011,615	88,451,007
Sales of merchandise and products - external customers (Note 21)	50,759,782	52,084,006
Sales of merchandise and products - inter segment sales	2,044,300	2,025,913

Operating revenues	754,609,883	715,079,110

Wages and salaries	(27,742,398)	(30,377,503)
Costs of telecommunications	(142,463,568)	(145,129,025)
Own work capitalized	1,047,278	2,536,161
Marketing and publicity	(15,256,286)	(14,215,767)
Costs of products sold	(62,776,001)	(63,634,565)
General and administrative expenses	(97,276,757)	(102,754,121)
Other net operating income	(50,926,803)	(46,002,213)

Operating costs and expenses	(395,394,535)	(399,577,033)

Operating income before depreciation and amortization (EBITDA)	359,215,348	315,502,077
Depreciation and amortization	(98,372,184)	(96,370,166)

Operating income	260,843,164	219,131,911

Interest and related expenses	(359,851)	(8,157,521)
Interest and related income	1,511,074	3,188,146
Net losses on sales and disposals of fixed assets	(716,203)	(1,719,667)
Equity in earnings of affiliated companies	(160)	-
Other net non-operating income/(expenses)	83,278	(1,742,919)

Income before income tax	261,361,302	210,699,950
Provision for income taxes	(70,903,542)	(69,395,284)

Net income	190,457,760	141,304,666

Capital expenditures for this reportable segment for the six months periods ended June 30, 2004 and 2003 were approximately € 38,9 million and € 71,8 million, respectively, and total assets as of June 30, 2004 and December 31, 2003 were approximately € 1,250.8 million and € 1,335.6 million, respectively.

34.4. Brazilian Mobile

Summarized profit and loss statements for this reportable segment, for the six months periods ended June 30, 2004 and 2003, are presented below:

	2004	2003

Services rendered - external customers (Note 21)	575,713,972	490,735,473
Services rendered - intersegment revenues	3,466	-
Sales of merchandise and products - external customers (Note 21)	146,504,008	97,974,049

Operating revenues	722,221,446	588,709,522

Wages and salaries	(42,554,285)	(32,993,207)
Post-Retirement benefits	(312,701)	(539,781)
Costs of telecommunications	(40,529,748)	(65,291,312)
Marketing and publicity	(29,384,263)	(21,196,329)
Costs of products sold	(157,922,464)	(104,091,323)
General and administrative expenses	(141,869,194)	(109,224,726)
Other net operating income	(47,101,729)	(28,311,644)

Operating costs and expenses	(459,674,384)	(361,648,322)

Operating income before depreciation and amortization (EBITDA)	262,547,062	227,061,200
Depreciation and amortization	(128,090,508)	(116,549,500)

Operating income	134,456,554	110,511,700

Interest and related expenses	(105,585,600)	(90,759,843)
Goodwill amortization	(17,639,952)	(25,488,179)
Interest and related income	45,601,752	88,446,306
Net losses on sales and disposals of fixed assets	(678,064)	(777,208)
Other net non-operating expenses	(1,206,582)	(809,934)

Income before income tax	54,948,108	81,122,842
Provision for income taxes	(39,732,395)	(49,044,013)
Income applicable to minority interests (1)	(30,006,267)	(24,435,813)

Net Income	(14,790,554)	7,643,016

(1)	This caption relates to the interests of the minority shareholders in the results of Vivo’s subsidiaries, as follows:

	2004	2003

TCP and TCO	25,002,771	17,794,063
CRT	5,926,050	5,583,921
Tele Sudeste	1,013,383	1,135,186
Tele Leste	(2,004,007)	(172,163)
Other	68,070	94,806

	30,006,267	24,435,813

Capital expenditures for 50% of Vivo for the six months periods ended June 30, 2004 and 2003 were approximately € 69.0 million and € 41.4 million, respectively and 50 % of the total assets of Brasilcel as of June 30, 2004 and December 31, 2003 amounted to € 3,585.7 million and € 3,742.4 million.

34.5. PT Multimedia

Summarized profit and loss statements for this reportable segment, for the six months periods ended June 30, 2004 and 2003, are presented below:

	2004	2003

Services rendered - external customers (Note 21)	301,121,093	262,003,794
Services rendered - intersegment revenues	296,084	308,657
Sales of merchandise and products - external customers (Note 21)	58,673,488	63,768,935
Sales of merchandise and products - inter segment sales	5,214	6,150

Operating revenues	360,095,879	326,087,536

Wages and salaries	(41,686,992)	(41,743,760)
Post-Retirement benefits	(440,231)	(592,666)
Costs of telecommunications	(13,261,871)	(13,507,378)
Marketing and publicity	(20,985,696)	(14,321,982)
Own work capitalized	472,869	444,287
Costs of products sold	(14,786,985)	(23,115,396)
General and administrative expenses	(154,707,491)	(153,068,996)
Other net operating income	(23,668,429)	(23,427,816)

Operating costs and expenses	(269,064,826)	(269,333,707)

Operating income before depreciation and amortization (EBITDA)	91,031,053	56,753,829
Depreciation and amortization	(29,031,679)	(33,532,727)

Operating income	61,999,374	23,221,102

Interest and related expenses	(3,896,170)	(4,455,759)
Goodwill amortization	(7,249,439)	(6,431,534)
Interest and related income	1,014,908	1,506,932
Net gains on sales and disposals of fixed assets	8,067	79,092
Equity in earnings of affiliated companies	(81,751)	(3,254,651)
Other net non-operating income/(expenses)	1,057,223	(59,201,432)
Work force reduction program costs	(251,748)	-
Extraordinary items	(4,291,861)	-

Income before income tax	48,308,603	(48,536,250)
Income taxes	(16,422,621)	53,093,114
Income applicable to minority interests	(1,115,863)	(1,220,693)

Net income	30,770,119	3,336,171

The net income for this reportable segment for the six months period ended June 30, 2003 was affected by the recording of a provision for other risks and charges at TV Cabo, net of the related tax effect. Additionally, the net income of this segment was also affected by the recognition of deferred tax assets related with tax losses carried forward from previous years.

Capital expenditures for this reportable segment for the six months periods ended June 30, 2004 and 2003 were approximately € 26.4 million and € 25,6 million, respectively, and total assets as of June 30, 2004 and December 31, 2003 amounted to € 893.8 million and € 900.7 million, respectively.

34.6. Reconciliation of Operating Revenues and Net Income

a) Operating revenues

	First half

	2004	2003

Total relating to reportable segments	2,960,334,512	2,779,202,619
Total relating to other segments	197,681,864	187,512,547
Elimination of intragroup revenues	(237,113,186)	(241,765,768)

	2,920,903,190	2,724,949,398

b) Net income

	First half

	2004	2003

Total relating to reportable segments	381,852,126	157,331,874
Total relating to other segments	14,956,948	8,643,298
Other items:
Financial expenses related with loans obtained at group level	(79,110,484)	(89,835,071)
Goodwill amortization at group level	(18,304,949)	(17,227,741)
Reductions in provisions for financial instruments	9,768,906	54,649,759
Equity accounting in earnings of affiliated companies	6,569,982	(9,321,718)
Net exchange gains on derivative instruments	,993,817	43,962,608
Adjustment of income tax	18,795,634	(2,896,509)
Minority interests not included on reportable segments	(13,001,173)	(1,812,402)

	322,520,807	143,494,098

c) Total assets

	June 30, 2004	December 31, 2003

Total assets relating to reportable segments	9,559,076,283	9,947,546,169
Total assets relating to other segments	2,429,891,991	2,694,094,182
Goodwill	511,293,079	529,986,996
Investments in associated companies	372,840,228	386,187,913

	12,873,101,581	13,557,815,260

35. Subsequent Events

The following significant events occurred after June 30, 2004:

In July 2004, PT Multimedia made an intercompany loan to its subsidiary PT Conteúdos amounting to € 40 million, which was used to finance its 50% affiliate Sport TV through additional paid-in contributions of the same amount.

In September 2004, PT Multimedia approved the granting of a guarantee to Sport TV, together with PPTV – Publicidade de Portugal e Televisão, S.A. (the other 50% shareholder of Sport TV), amounting to € 70 million, in connection with a loan obtained by Sport TV to finance the acquisition of TV rights relating to the Portuguese football league matches of the 2004/2005 to 2007/2008 seasons.

On August 25, 2004 Brasilcel announced the intention to launch voluntary cash tender offers for a portion of the outstanding shares of its following subsidiaries: (i) Tele Sudeste, up to approximately 7,332 million common shares (“ON”) at a price of R$ 6.35 per 1,000 shares, and 12,700 million preferred shares (“PN”) at a price of R$ 7.80 per 1,000 shares; (ii) Tele Leste Celular Participações, up to approximately 16,723 million ON shares at a price of R$ 0.90 per 1,000 shares, and 92,499 million PN shares at a price of R$ 1.10 per 1,000 shares; and (iii) Celular CRT Participações, up to approximately 61 million ON shares at a price of R$ 575.31 per 1,000 shares, and 442 million PN shares at a price of R$ 718.69 per 1,000 shares.

Simultaneously, TCP intends to launch a voluntary cash tender offer for up to 84,253 million PN shares of TCO at a price of R$ 10.70 per 1,000 shares. Portugal Telecom and Telefónica Móviles intend to provide funding to Brasilcel for the voluntary cash tender offer on a equal basis. TCP intends to fund its tender offer with debt and, taking into consideration the outcome of the tender offer amongst other factors, will evaluate the need for a potential share capital increase, if it considers that a reduction of its level of indebtedness is advisable.

The tender offers will begin in the first week of September during at least 30 days after the publication of all legal documentation. Portugal Telecom expects that these transactions will be completed during October 2004.

Exhibit I – Details of Subsidiary, Affiliated and Investee Companies as of June 30, 2004

1. Companies included in the consolidation

The following companies were included in the consolidation as of June 30, 2004 and December 31, 2003:

Company	Head office	Activity	Percentage of ownership
			30.06.2004		2003
			Direct	Total	Total
Portugal Telecom (parent company) (Note 1)	Lisbon	Holding company.
Anuncipress – Edições Períodicas e Anúncios, Sociedade Unipessoal, Lda (a).	Porto	Newspaper edition and publication.	Global Noticias (100%)	48.95%	-
Açormedia - Comunicação Multimedia e Edição de Publicações, S.A. (“Açormédia”)	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia services and edition of books.	Lusomundo Media (90%)	44.18%	44.23%
Cabo TV Açoreana, S.A.	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	48.24%	48.24%
Cabo TV Madeirense, S.A.	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (69%)	39.71%	39.71%
Cabo Verde Telecom, S.A. .	Praia	Fixed and mobile telecommunications services in Cabo Verde.	PT Ventures (40%)	40.00%	40.00%
Clipanúncios – Serviços de Gestão de Informação, S.A. (b)	Lisbon	Electronic management of advertisements and services in the electronic commerce area.	Lusomundo Media (100%)	-	49.15%
CST – Companhia Santomense de Telecomunicações, S.A.R.L.	São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	PT Comunicações (51%)	51.00%	51.00%
Directel - Listas Telefónicas Internacionais, Lda. (“Directel”)	Lisbon	Publication of telephone directories and operation of related data bases.	PT Ventures (100%)	100.00%	100.00%
Directel Cabo Verde – Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	76.00%	76.00%
Directel Macau – Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases in Macau.	Directel (75%) PT Ásia (5%)	80.00%	80.00%
Elta - Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%
Empresa Gráfica Funchalense, S.A.	Lisbon	Services provider of graphic art namely typography, lithography, plasticizing, book binding, fotocomposition and offset.	Lusomundo Serviços (50%)	28.78%	28.78%
Global Notícias Publicações, S.A.	Oporto	Newspaper edition and publication.	Lusomundo Media (99.72%)	48.95%	49.01%
Grafilme – Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (50%)	31.98%	31.98%
Infonet Portugal – Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and publication.	Lusomundo Media (51.34%)	25.20%	25.24%
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (55%)	55.00%	55.00%

Company	Head office	Activity	Percentage of ownership
			30.06.2004		2003
			Direct	Total	Total
LTM - Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialisation of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%
Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialisation, distribution and production of audiovisual products.	PT Multimedia (100%)	57.56%	57.56%
Lusomundo Cinemas, S.A.	Lisbon	Cinema exhibition.	PT Multimedia (100%)	57.56%	57.56%
Lusomundo Editores, S.A.	Lisbon	Movies distribution.	PT Multimedia (100%)	57.56%	57.56%
Lusomundo España, SL (“Lusomundo Espana”).	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimedia (100%)	57.56%	57.56%
Lusomundo Media, SGPS, S.A..	Lisbon	Management of investments.	Lusomundo Serviços (74.97%) Portugal Telecom (5.94%)	49.09%	49.09%
Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas (10.00%) PT Multimedia (90.00%)	57.56%	57.56%
Lusomundo Serviços, SGPS, SA	Lisbon	Management of investments.	PT Multimedia (100%)	57.56%	57.56%
Lusomundo.net - Comércio Electrónico e Informática, Lda.	Lisbon	Providing multimedia and telecommunications services.	Lusomundo Serviços (100%)	57.56%	57.56%
Mascom Wireless Botswana (Proprietary) Limited ("Mascom") (c)	Botswana	Provision of mobile telecommunications services in Botswana.	PT Móveis (50.01%)	-	50.01%
Mobitel, S.A	São Paulo	Call center services.	PT Brasil (56.96%)	56.96%	56.96%
Notícias Direct – Distribuição ao Domicílio, Lda.	Lisbon	Home delivery of publications and other services.	Lusomundo Serviços (100%)	57.56%	57.56%
Ocasião – Edições Periódicas, Lda. (a)	Almada	Newspaper edition and publication.	Global Noticias (99.98%) Lusomundo Media (0.0167%)	48.95%	-
Platoforma - Empresa de Trabalho Temporário, Lda. ("Platoforma") (d)	Lisbon	Supply of temporary labour to third parties, personnel selection and professional training.	-	-	100.00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%
Portugal Telecom Brasil, S.A. ("PT Brasil")	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%
Portugal Telecom Inovação, S.A. (“PT Inovação”)	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.	São Paulo	Development of information tecnologies and telecommunications services.	PT Inovação(100%)	100.00%	100.00%
Portugal Telecom Internacional Finance B.V	Amsterdam	Obtaining financing for the group in the international markets.	Portugal Telecom (100%)	100.00%	100.00%
Premium TV Portugal, S.A.	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs.	PT Conteúdos (100%)	57.56%	57.56%
Previsão – Sociedade Gestora de Fundos de Pensões, S.A. (“Previsão”) (e)	Lisbon	Pension fund management.	Portugal Telecom (78.12%)	78.12%	-

Company	Head office	Activity	Percentage of ownership
			2003		2002
			Direct	Total	Total
PrimeSys, Soluções Empresariais, S.A	São Paulo	Provision of services in the areas of information technology and telecommunications.	PT Brasil (100%)	100.00%	100.00%
PT Acessos de Internet Wi-fi, S.A. (f)	Lisbon	Provides wireless Internet acess services.	Portugal Telecom (100%)	100.00%	-
PT Comunicações, S.A. (“PT Comunicações”)	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras – Serviços de Consultoria e Negociação, S.A.	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Contact - Telemarketing e Serviços de Informação, S.A. ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%
PT Conteúdos - Actividade de televisão e de Produção de Conteúdos, S.A.	Lisbon	Production and sale of television programs and advertising managment.	PT Multimedia (100%)	57.56%	57.56%
PT Corporate, S.A.	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, S.A. (“PT II”)(g)	Lisbon	Business advisory board service instalment, consultation, administration and business management. Elaboration of projects and economic studies and management of participations.	Portugal Telecom (100%)	100.00%	-
PT Meios-Serviços de Publicidade e Marketing, S.A.	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, S.A. (“PT Móveis”)	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Multimedia - Serviços de Telecomunicações Multimédia, SGPS, S.A.	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (57.56%)	57.56%	57.56%
PT Multimedia.com Brasil, Ltda. (“PTM.com Brasil”)	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%
PT Prime, SGPS, S.A.	Lisbon	Management of investments, under the business areas of corporate market and large customers.	Portugal Telecom (100%)	100.00%	100.00%
PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (100%)	100.00%	100.00%
PT Prime Tradecom – Soluções Empresariais de Comércio Electrónico, S.A. ("Tradecom”)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Tradecom SGPS (66%)	66.00%	66.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A.	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%
PT – Sistemas de Informação, S.A (“PT SI”)	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicações (0.1%) TMN (0.1%)	100.00%	100.00%
PT Ventures SGPS, S.A. (“PT Ventures”)	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%
PT.com – Comunicações Interactivas, S.A. (h)	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	Portugal Telecom (100%)	100.00%	100.00%

Company	Head office	Activity	Percentage of ownership
			30.06.2004		2003
			Direct	Total	Total
Rádio Notícias - Produções e Publicidade, S.A. (“Rádio Notícias”)	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	Lusomundo Media (67.71%) Global Notícias (15%)	40.58%	40.63%
Rádio Press - Comunicação e Radiodifusão, Lda.	Oporto	Activities on radio broadcasting, edition and commercialisation of records, and other kind of audiovisual material.	Rádio Noticias (100%)	40.58%	40.63%
RJN - Rádio Jornal do Norte, Lda.	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	Rádio Noticias (100%)	40.58%	40.63%
Saber e Lazer - Informática e Comunicação, S.A. ("Saber e Lazer")	Lisbon	Information management and development of software products.	PT.com (100%)	100.00%	100.00%
Simarc – Promoções Imobiliárias (f)	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	-
Telemática - Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%
Telepac II - Comunicações Interactivas, S.A.	Lisbon	Services rendered development and sale of telecommunications product services, information and multimedia services.	PT.com (100%)	100.00%	100.00%
Timor Telecom, S.A. (f)	Timor	Provider of telecommunications services in Timor	TPT (50.10%)	39.16%	-
TMN – Telecomunicações Móveis Nacionais, S.A.	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	Portugal Telecom (100%)	100.00%	100.00%
Tradecom, SGPS, S.A. ("Tradecom SGPS")	Lisbon	Management of investments.	PT Prime SGPS (100%)	100.00%	100.00%
TSF - Rádio Jornal de Lisboa, Lda.	Lisbon	Radio broadcasting including production of programs and publicity products.	Rádio Noticias (100%)	40.58%	40.63%
TPT – Telecomunicações Publicas de Timor, S.A. (“TPT”) (f)	Lisbon	Purchase, sale and services rendening of Telecommunications produts and information Technologies in Timor	PT Ventures (75.16%) Harii (17.90%) PT Ásia (0.98%)	78.15%	-
TV Cabo Portugal, S.A	Lisbon	Distribution of television by cable, conception, realisation, production and broadcasting of television programs, operation of telecommunications services..	PT Multimedia (100%)	57.56%	57.56%
Warner Lusomundo Sociedade Ibérica de Cinemas, Lda.	Lisbon	Management of entertainment activities.	Lusomundo Cinemas (100%)	57.56%	57.56%
(a)	This company was incorporated in May 13, 2004.
(b)	As of June 30, 2004 this company was not fully consolidated since it is in liquidation process and has no activity at the moment.
(c)	This company was excluded from full consolidation method since it is in alienation process.
(d)	As of May 4, 2004 PT Contact sold is participation in Platoforma.
(e)	During the first semester 2004, Portugal Telecom increased is participation in Previsão to 78.12% and the company was fully consolidated.
(f)	These companies were fully consolidated due to their materiality for the presentation of the consolidated financial statements.
(g)	As of May 7, 2004 this company changes its name from “PT Multimedia.Com SGPS, S.A.” to the one it is using currently.
(h)	This company was incorporated at March 31, 2004as result of the reorganization of the international businesses.

These subsidiaries were included in the consolidation by the full consolidation method based on the provisions of line a), item 1, article 1 of Decree-law 238/91 of July 2 (majority of voting rights) except for Cabo Verde Telecom, which was consolidated based on line c), item 1, article 1 of that Decree-Law (dominant influence based on shareholders’ agreements or similar contracts).

2. Companies excluded from the consolidation

The following companies were excluded from the consolidation as of June 30, 2004 and December 31, 2003:

Company	Head office	Activity	Percentage of ownership
			30.06.2004		2003
			Direct	Total	Total
A Tentativa (Empresa Cinematográfica), S.A. (a)	Lisbon	Cinema exhibition.	Lusomundo SII (81.77%)	-	47.00%
Academia Global, Ltda. (a)	São Paulo	Development and commercialisation of technological goods and services in the areas of education and professional training, including support services.	PT Multimedia.com Brasil (100%)	-	100.00%
Canal 20 TV, S.A. (b)	Madrid	Distribution of TV products.	PT Multimedia (50%)	28.78%	28.78%
Cine Esplanada Ideal Olhanense, Lda. (a)	Olhão	Cinema exhibition.	PT Multimedia (100%)	-	57.56%
Cinerg - Sociedade Madeirense de Cinemas, Lda. (a)	Funchal	Cinema exhibition.	Lusomundo SII (100%)	-	57.48%
Clipanúncios – Serviços de Gestão de Informação, S.A. (c)	Lisbon	Electronic management of advertisements and services in the electronic commerce area	Lusomundo Media (100%)	49.09%	-
Contact Cabo Verde – Telemarketing e Serviços de Informação, S.A. (b)	Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
DirectMedia Ásia, Lda (b)	Hong Kong	Publishing of B2B directories.	Directel (99%) PT Ásia (1%)	100.00%	100.00%
Directel Uganda – Telephone Directories, Limited (c)	Uganda	Publication of telephone directories.	Directel (90%)	90.00%	90.00%
EJV – Plataforma de Comércio Electrónico, S.A. (“EJV”) (b)	Lisbon	Creation and management of electronic commerce platforms for goods and services	PT.com (100.00%)	100%	100%
Empracine - Empresa Promotora de Actividades Cinematográficas, Lda. (b)	Lisbon	Cinema exhibition.	Lusomundo SII (100%)	57.48%	57.48%
Empresa Cine Mourense, Lda. (d)	Moura	Cinema exhibition.	PT Multimedia (99.46%)	57.25%	57.25%
Empresa de Recreios Artísticos, Lda. (b)	Lisbon	Cinema exhibition.	Lusomundo SII (87.90%) PT Multimedia (4.03%)	52.85%	52.85%
Empresa Teatro Sá da Bandeira, Lda. (b)	Santarém	Management and promotion of public events.	PT Multimedia (60%)	-	34.53%
Foliver - Serviços de Telecomunicações e Transferência de Informação, S.A. (b)	Lisbon	Production and multimedia edition of information about the wine market.	PT.com (99.99%)	99.99%	74.88%
Grande Reportagem - Sociedade Editora, Lda. (b)	Lisbon	Edition, commercialisation, distribution and import/export of both periodical and non-periodical publications.	Lusomundo Media (100%)	49.09%	49.15%
Guiné Telecom – Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L. (e)	Bissau	Provision of public telecommunications services.	PT Comunicações (51.14%)	51.14%	51.14%
GSF - Gestão e Serviços Financeiros, Lda (b)	Lisbon	Supply of financial services, management of investments and economical studies.	Lusomundo SII (100%)	57.48%	57.48%
Hotel Video – Prestação de Serviços, Lda. (b)	Lisbon	Establishment of video systems on Hotels and similar spaces.	PT Multimedia (60%)	34.53%	34.53%
Janela Digital - Informativo e Telecomunicações, Lda ("Janela Digital") (b)	Caldas da Rainha	Development of IT solutions to the real state market.	PT.com (50%)	50.00%	50.00%
Lusocine - Sociedade Exibidora de Filmes, Lda. (a)	V.R.S. António	Developing activities on movies exhibition.	PT Multimedia (82.75%)	-	57.56%
Lusomundo - Sociedade Investimentos Imobiliários, SGPS, S.A. (“Lusomundo SII”) (b)	Lisbon	Management of real estate assets.	PT Multimedia (99.87%)	57.48%	57.48%
Lusomundo Imobiliária 2, S.A. (b)	Lisbon	Management of real estate assets.	Lusomundo SII (99.80%)	57.37%	57.37%

Company	Head office	Activity	Percentage of ownership
			30.06.2004		2003
			Direct	Total	Total
Marconi France Telecommunications SAS (b)	Paris	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Marconi Luxembourg Telecommunications, S.A.R.L. (d)	Luxembourg	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Marconi Sprint - Serviços de Comunicação, Lda. (d)	Lisbon	Commercialization of data and voice transmission telecommunications services.	PT Ventures (51%)	51.00%	51.00%
Marconi Suisse Telecommunications, S.A.R.L.(b)	Lausanne	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Motormédia - Comércio, Publicidade e Serviços Multimédia, S.A. (b)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicated to the car sector.	PT.com (74.90%)	74.90%	74.90%
Portugal Telecom Argentina, S.A. (d)	Buenos Aires	Provision of telecommunications services.	Portugal Telecom (10.01%) PT Ventures (40%)	50.01%	50.01%
Portugal Telecom Europa, S.P.R.L. ("PT Europa") (b)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%
Portugal Telecom North América, Inc. (d)	Washington	Promotion and marketing of products, preparation of projects, studies and assessments, and the development of investment projects in the telecommunications area.	Portugal Telecom (100%)	100.00%	100.00%
PT Acessos de Internet Wifi, S.A. (f)	Lisbon	Provide wireless internet acess services.	Portugal Telecom (100%)	-	100.00%
PT Prestações Mandatária de Aquisições e Gestão de Bens, S.A. (“PT Prestações”) (g)	Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	-
PT Multimedia.com Participações, S.A. (b)	São Paulo	Management of investments.	PT.com (100%)	100.00%	100.00%
PT Multimedia - Serviços de Apoio à Gestão , S.A. (b)	Lisbon	Providing management support services.	PT Multimedia (100%)	57.56%	57.56%
Rádio Canal Aberto, Lda (b)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (76%) Rádio Comercial Açores (4%)	35.34%	35.39%
Radio Comercial dos Açores, Lda (b)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (100%)	44.18%	44.23%
Regiforum – Empreendimentos Comerciais e Culturais, Lda. (h)	Lisbon	Operation of the Forum Telecom building, having for that purpose a contract transferring the operation of the building to Portugal Telecom.	PT Comunicações (100%)	100.00%	100.00%
Simarc – Promoções Imobiliárias, S.A. (f)	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	-	100.00%
Sociedade Teatral Bejense, S.A. (a)	Lisbon	Cinema exhibition.	Lusomundo SII (84.8%)	-	48.74%
Sportstat – Informação Desportiva Independente, S.A.(b)	Lisbon	Collection, processing, consultant providing, production, promotion and sale of statistical data and information,	PT.com (99.98%)	99.98%	99.98%
Sport Notícias – Organizações Desportivas, Lda. (b)	Oporto	Organization of sport events..	Global Notícias (100%)	48.95%	49.01%
Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, S.A. (b)	Lisbon	Management and collection of information about the labor market.	PT.com (63.75%)	63.75%	63.75%
Teat Flower Trading Ltd. (d)	British Virgin Island	International business trading company.	PT Comunicações (100%)	100.00%	100.00%
Techlab - Electrónico, Lda. (d)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100.00%	100.00%

Company	Head office	Activity	Percentage of ownership
			30.06.2004		2003
			Direct	Total	Total
Timor Telecom, S.A. (f)	Timor	Operation of the public telecommunication services in Timor	TPT (50.10%)	-	39.16%
TPT - Telecomunicações Publicas de Timor, S.A. (f)	Lisbon	Purchase, sale and services rendening of telecommunications produts and information technologiesin Timor	PT Ventures (75.16%) Harii (17.90%) PT Ásia (0.98%)	-	78.15%
VoxPop - Música Interactiva, S.A. (b)	Lisbon	Provision of services and establishment, development and operation of an interactive channel dedicated to music and commercialisation of related goods.	PT.com (99.99%)	99.99%	74.9%
(a)	These companies were liquidated during first semester 2004.
(b)	These companies were excluded from consolidation due to their immateriality (item 1, article 4° of Decree-law 238/91 of July 2).
(c)	As of June 30, 2004 these companies were in liquidation process.
(d)	These companies had no activity at the moment.
(e)	Given the political and economic situation of Guinea Bissau, this company was excluded from the consolidation in 1998 and a provision in the amount of the investment has been recorded.
(f)	As of June 30, 2004 these companies were fully consolidated.
(g)	This company was incorporated in March 30, 2004.
(h)	This company was consolidated by the equity method, because the nature of its business is not related with the group’s (item 4, article 4 of Decree-Law 238/91 of July 2).

3. Associated Companies

The associated companies as of June 30, 2004 and December 31, 2003 are as follows:

Company	Head office	Activity	Percentage of ownership
			30.06.2004		2003
			Direct	Total	Total
24 Horas Inc.	Newark	Edition of publications.	Global Noticias (51%)	24.96%	24.99%
Banco 1.net, S.A.	São Paulo	Developing activities providing internet financial services.	PT Brasil (20.48%)	20.48%	31.50%
BEST – Banco Electrónico de Serviços Total, S.A. (“Banco Best”)	Lisbon	Provision of e.banking services.	PT.Com (34%)	34.00%	34.00%
CTM – Companhia de Telecomunicações de Macau, S.A.R.L.	Macau	Provision of public telecommunications services, in Macau	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%
Distodo - Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Serviços (50%)	28.78%	28.78%
Diverfun - Centros de Recreio, Lda. (“Diverfun”)	Lisbon	Establishment and management of entertainment spaces.	PT Multimedia (50%)	28.78%	28.78%
Empresa do Diário de Notícias, Lda.	Funchal	Publications production and commercialisation.	Lusomundo Media SGPS (40%)	19.64%	19.66%
Hungaro Digitel KFT	Budapeste	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%
Idealyze, S.A.	São Paulo	Production and commercialisation of internet products.	PT.com (33.33%)	33.33%	33.33%
Infordesporto - Informática e Desporto, S.A.	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	Sportinveste Multimédia (100%)	50.00%	50.00%
Lisboa TV – Informação e Desporto, S.A.	Lisbon	Television operations, notably production and commercialisation of programs and publicity.	PT Conteúdos (40%)	23.02%	23.02%
Lusa - Agencia de Notícias de Portugal, S.A.	Lisbon	News agency.	Lusomundo Serviços (23.35%)	13.44%	13.44%
Mascom Wireless Botswana (Proprietary) Limited (a)	Botswana	Provision of mobile telecommunications services in Botswana	PT Móveis (50.01%)	50.01%	-
Medi Telecom	Casablanca	Provision of mobile services in Marroco.	PT Móveis (32.18%)	32.18%	32.18%
Multicert – Serviços de Certificação Electrónica, S.A.	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%
Multitel - Serviços de Telecomunicações, Lda.	Luanda	Provision of data communications services and digital information communication services, in Angola	PT Ventures (35%)	35.00%	35.00%
Mundifun - Centros de Recreio, Lda.	Lisbon	Establishment and management of entertainment spaces.	Diverfun (66.66%)	19.19%	19.19%
Naveprinter - Indústria Gráfica do Norte, S.A.	Oporto	Providing services on publishing and graphic art.	Global Noticias (38.46%)	18.83%	18.85%
Octal TV, S.A.	Lisbon	Development, commercialisation, training and consultancy in systems for interactive and broad band television.	PT Multimedia(20%)	11.51%	15.51%
Páginas Amarelas, S.A. ("Páginas Amarelas")	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	25.00%
Previsão - Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão") (b)	Lisbon	Pension fund management.	Portugal Telecom (31,56%)	-	31.56%
SGPICE – Sociedade de Gestão de Portais de Internet e Consultadoria de Empresas, S.A.	Lisbon	Developing activities providing global products and services for internet support.	PTC (11.11%) PT Multimedia (11.11%) Tradecom SGPS (11.11%)	28.61%	28.61%
Sport TV Portugal, S.A.	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (50.00%)	28.78%	19.18%

Company	Head office	Activity	Percentage of ownership
			30.06.2004		2003
			Direct	Total	Total
Sportinveste Multimédia, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom (50.00%)	50.00%	50.00%
Tele Larm Portugal – Transmissão de Sinais, S.A.	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%
Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50.00%	50.00%
Telesat - Satellite Communications, Limited	Macau	Operation of land based satellite stations, commercialisation of private telecommunications network services.	PT Ventures (18.52%) PT Ásia (3.7%) Cosmos Televisão para Satélite (33.30%)	24.44%	24.44%
Tradecom International N.V.	Rotterdam	Development services of electronic commerce in Latin America.	Tradecom SGPS (20%)	20.00%	20.00%
TV Cabo Macau, S.A.	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau	PT Ventures (35%) PT Ásia (40%)	74.98%	74.98%
TV Lab - Serviços e Equipamentos Interactivos, S.A.	Lisbon	Developing digital tv interactive solutions.	PT.com (50%)	50.00%	50.00%
UOL, Inc.	São Paulo	Provides Internet services and produces Internet contents.	PT Brasil(28.11%) PTM.com Participações (0.30%)	28.41%	17.94%
Unitel	Luanda	Mobile telecommunications services, in Angola.	PT Ventures (25%)	25.00%	25.00%
Vasp – Sociedade de Transporte e Distribuições, Lda.(“Vasp”)	Sintra	Providing distribution services of publications and other products.	Lusomundo Serviços (33.33%) PT Multimedia (0.01%)	19.19%	19.19%
Warner Cines de España, S.A.	Madrid	Management of entertainment activities.	Lusomundo España (33.33%)	19.19%	19.19%
Web-Lab, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom (36.26%)	36.26%	36.26%
Wisdown Tele Vision - Serviços e Produtos de Televisão, Lda.	Lisbon	Development of services and products related with new technology in the TV market.	PT.com (50%)	50.00%	50.00%

(a)	This company was excluded from full consolidation method since it is in alienation process.
(b)	During the first semester 2004, Portugal Telecom increased is participation in Previsão to 78.12% and the company was fully consolidated.

These companies were consolidated by the equity method.

4. Companies consolidated by the proportional method

Company	Head office	Activity	Percentage of ownership
			30.06.2004		2003
			Direct	Total	Total
Brasilcel, N.V.	Amsterdan	Mobile telecommunications services and establishment management and exploration of telecommunications network, in Brasil.	PT Móveis (50.00%)	50.00%	50.00%
Celular CRT Participações, S.A. (“Celular CRT Participações”)	Porto Alegre	Management of investments.	TBS Celular Participações (28.04%) Brasilcel (24.45%)	25.72%	25.30%
Global Telecom, S.A.	Coritiba	Mobile cellular services operator.	Telesp Celular Participações (100%)	32.56%	32.56%
Iberoleste Participações, S.A. (“Iberoleste”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Intertelecom, Ltda (“Intertelecom”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Portelcom Fixa, S.A. (“Portelcom Fixa”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Portelcom Participações, S.A. (“Portelcom”)	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brasil (25.59%) Intertelecom (14.26%)	50.00%	50.00%
Ptelecom Brasil, S.A. (“Ptelecom”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Sudeste Celular Participações, S.A. (“Sudeste Celular”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	44.75%
Tagilo Participações, Ltda (“Tagilo”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
TBS Celular Participações, S.A. (“TBS”)	São Paulo	Management of investments.	Brasilcel (73.27%) Portelcom Fixa (22.99%)	48.13%	48.13%
Tele Sudeste Celular Participações, S.A. (“Tele Sudeste”)	Rio de Janeiro	Mobile cellular services operator.	Brasilcel (51.61%) Sudeste Celular (24.27%) Tagilo(10.80%)	43.34%	41.94%
Tele Leste Celular Participações, S.A. (“Tele Leste”)	Baia	Mobile cellular services operator.	Iberoleste (22.08%)	13.93%	13.85%
Telesp Celular Participações. S.A.. (“TCP”)	São Paulo	Management of investments.	Brasilcel (57.26%) Portelcom Participações S.A. (7.86%)	32.56%	32.56%
Telesp Celular, S.A. (“Telesp Celular”)	São Paulo	Mobile cellular services operator.	Telesp Celular Participações (100%)	32.56%	32.56%
Tele Centro Oeste Celular Participações,S.A. (“TCO”)	Brasilia	Mobile cellular services operator.	Telesp Celular Participações (29.30%)	9.54%	9.40%

Exhibit II – Changes in the Group in the first half of 2004

The following main changes in the composition of the companies included in the consolidation occurred during the first half of 2004, are as follows:

a) Acquisitions

During the first half of 2004, Portugal Telecom acquired in the stock market 1,600,000 shares of Media Capital, corresponding to 1.93% of its share capital, for the amount of € 6,960,000.

During the first half of 2004, PT Conteúdos acquired, 250,000 shares of Sport TV, equivalent to 16.67% of its share capital for the amount of € 16.3 million. This acquisition increased the ownership of PT Conteúdos in the share capital of Sport TV to 50%.

During the first half of 2004, Portugal Telecom acquired 325,920 shares of Previsão, for an amount of € 2,147,561, increasing its ownership to 78.12% of the share capital of Previsão.

On May 2004, Brasilcel acquired the remaining 10.5% of the share capital of Sudeste Celular Participações, S.A., for an amount of € 20,654,210.

On May 13, 2004, Global Notícias acquired 99.98% of the share capital of Ocasião – Edições Periódicas, Lda, for an amount of             € 4,756,279.

b) Incorporations

During March 2004, PT Investimentos Internacionais was incorporated, with a share capital of € 1,000,000, fully subscribed by Portugal Telecom. This company will render consultancy services and business management services in relation to the Group’s international investments.

During March 2004, PT Prestações was incorporated, with a share capital of € 50,000, fully subscribed by PT Comunicações. This company will acquire and manage fund assets in relation to post retirement benefits obligations of PT Comunicações.

c) Other operations

During the first half of 2004, the following companies were liquidated: (i) Sociedade Teatral Bejense; (ii) A Tentaiva; (iii) Centro Publicitário; (iv) Empresa Teatro Sá da Bandeira; (v) Cine Esplanada Ideal Olhanense; and (vi) Lusocine.

REPORT OF INDEPENDENT AUDITORS

Edifício Atrium Saldanha Praça Duque de Saldanha, 1 – 7º 1050-094 Lisboa Portugal Tel: +(351) 210 422 500 Fax: +(351) 210 422 950 www.deloitte.com/pt

AUDITORS' REPORT

(Free translation from Portuguese original)

To the Shareholders and Board of Directors of

Portugal Telecom, SGPS, S.A.

1.

We have audited the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A. and its subsidiaries ("the Company") which comprise the consolidated balance sheet as of 30 June 2004, the related consolidated statements of profit and loss, shareholders’ equity and cash flows for the six month period then ended and the accompanying notes. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.

We conducted our audit in accordance with auditing standards generally accepted in Portugal. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.

In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and its subsidiaries as of 30 June 2004 and the consolidated results of its operations, shareholders’ equity and cash flows for the six month period then ended, in conformity with generally accepted accounting principles in Portugal.

Lisbon, 3 September 2004

Audit.Tax.Consulting.Corporate Finance.

Deloitte & Touche Quality Firm – Serviços Profissionais de Auditoria e Consultoria, S.A.
Tipo: Sociedade Anónima – Capital Social: 500.000,00 euros – NIPC: 502 310 090
Matriculada na Conservatória do Registo Comercial de Lisboa sob o nº 1295
Sede: Edifício Atrium Saldanha, Praça Duque de Saldanha, 1 – 7º, 1050-094 Lisboa

A member firm of Deloitte Touche Tohmatsu

APPENDIXES

Operating Data by Business Segment

Wireline	units	1H04	1H03	Δ %

Fixed Telephone Service /Retail
Main Lines in Service(1)	thousand	4,278	4,189	2.1

PSTN/ISDN		3,985	4,080	(2.3)

ADSL Wholesale		293	109	168.1

ADSL Retail		260	88	196.2

Net Additions (2)	thousand	53	(7)	n.m.

PSTN/ISDN		(52)	(63)	(17.5)

ADSL Wholesale		105	56	85.9

ADSL Retail		99	45	119.0

Total Traffic	min.*10[6]	8,617	9,416	(8.5)

Retail		3,785	4,079	(7.2)

Wholesale		4,832	5,337	(9.5)

Internet		1,838	2,804	(34.5)

Originated Traffic	min.*10[6]	6,616	7,630	(13.3)

Originated Traffic per Access per Day	minutes	9.1	10.3	(11.7)

F2F Domestic Traffic	min.*10[6]	2,786	3,003	(7.2)

F2F Domestic Traffic per Access per Day	minutes	3.8	4.0	(5.5)

ARPU (3)	Euro	34.3	33.8	1.3

Voice		31.2	31.6	(1.4)

Data		3.1	2.2	38.4

Call Completion Rate	%	99.8	99.9	(0.1pp)

Faults per 100 Access Lines	no.	4.8	4.9	(0.1pp)

Sapo Portal (June):	million

Monthly Page Views		285.7	211.5	35.1

Unique Visitors per Month		2.7	2.4	8.5

Data and Corporate
Data Communication Accesses	thousand	35.5	35.9	(0.9)

Frame Relay		14.2	11.3	25.9

Broadband		3.9	1.4	180.7

Corporate WEB Capacity Sold	Mbps	4,330	1,620	167.3

Leased Lines to End Users:

Number of Leased Lines	thousand	17.9	19.6	(8.8)

Capacity (Equivalent to 64 kbps)	thousand	178.7	120.4	48.4

Digital	%	95.5	92.4	3.1pp

(1)	Excludes 9.5 thousand lines related to the Euro 2004.
(2)	Including ADSL Wholesale.
(3)	Including ADSL and dial-up Internet.

TMN	units	1H04	1H03	Δ %

Customers	thousand	4,872	4,505	8.1

Terminals		1,835	985	86.3

GPRS Terminals		916	256	258.1

Net Additions	thousand	(15)	79	n.m.

Total Churn	%	24.4	24.1	0.3pp

Data (% of Service Revenues)%		9.3	8.3	1.0pp

ARPU	Euro	23.8	24.7	(3.5)

Customer Bill		17.7	17.8	(0.5)

Interconnection		6.1	6.9	(11.1)

MOU	minutes	119.2	120.0	(0.6)

ARPM	Euro/100	20.0	20.6	(2.8)

SARC	Euro	54.8	72.1	(24.0)

CCPU	Euro	10.8	12.4	(12.3)

ARPU minus CCPU	Euro	13.0	12.3	5.5

VIVO	units	1H04	1H03	Δ %

Customers	thousand	23,514	17,521	34.2

Market Share in Areas of Operation	%	54.5	58.5	(4.0pp)

Net Additions	thousand	2,858	712	301.7

MOU	minutes	91.7	99.2	(7.6)

ARPU	Real	34.0	39.5	(14.1)

CCPU	Real	18.3	21.0	(12.9)

ARPU minus CCPU	Real	15.7	18.5	(15.5)

PT Multimedia	units	1H04	1H03	Δ %

Pay TV
Total Homes Passed	thousand	2,514	2,423	3.7

Homes Passed with two Ways Capabilities		2,283	2,129	7.3

Customers (1) (2)	thousand	1,487	1,369	8.6

Cable		1,123	1,053	6.6

DTH		364	315	15.3

Net Additions	thousand	45	61	(26.0)

Churn	%	13.6	14.8	(1.2pp)

Premium Subscribers (2)	thousand	876	758	15.5

Penetration Rate of Cable	%	44.7	43.5	1.2pp

Pay to Basic Ratio	%	58.9	55.4	3.5pp

Internet Accesses (Netcabo)	thousand	269	180	49.7

Blended ARPU	Euro	25.0	23.4	6.8

Pay-TV		20.6	19.8	4.0

Cable Internet		25.8	29.9	(13.9)

Media and Audiovisuals
Tickets Sold in Portugal	thousand	4,498	4,153	8.3

Circulation (3)	thousand

Jornal de Notícias		117	105	10.8

Diário de Noticias		42	51	(16.5)

24 Horas		52	51	2.5

(1)

These figures are related to the total number of Pay-TV basic service customers. It should be noted that PT Multimedia's Pay-TV business offers several basic packages with a variable number of channels.

(2)	These figures include products in temporary promotions, such as the "Try and Buy" promotion.
(3)	Source: APTC until March 2004 and PT Multimedia from April to June 2004.

PT Management

Boards of Directors

Portugal Telecom

      Chairman - Ernãni Rodrigues Lopes
      Director - Miguel António Horta e Costa * (CEO)
      Director - Zeinal Bava *
      Director - Carlos Vasconcellos Cruz *
      Director - Iriarte Esteves *
      Director - Paulo Fernandes *
      Director - Joaquim Goes
      Director - Henrique Granadeiro
      Director - Carlos Oliveira Cruz
      Director - Jorge Tomé
      Director - Fernando Ulrich
      Director - Fernando Abril
      Director - António Viana Baptista
      Director - Pedro Malan
      Director - Luís de Mello Champalimaud
      Director - Patrick Monteiro de Barros
      Director - Jorge Bleck
      Director - Carlos Blanco de Morais
      Director - João Mello Franco
      Director - Gerald McGowan
      Director - Peter Golob
      Director - Nuno Silvério Marques
      Director - Thomaz Paes de Vasconcellos

PT Comunicações

      Chairman - Miguel Horta e Costa * (CEO)
      Director - Zeinal Bava * (VCEO)
      Director - Iriarte Esteves * (VCEO)
      Director - José Pedro Pereira da Costa*
      Director - José Graça Baú *
      Director - Alfredo Baptista *
      Director - Manuel Rosa da Silva *
      Director - Carlos Duarte *
      Director - António Gomes de Azevedo *
      Director - Álvaro dos Santos Amaro
      Director - Rui Corte-Real de Albuquerque
      Director - João da Fonseca Calixto
      Director - Jaime Roque de Pinho D’Almeida

PT Prime, SGPS

      Chairman - Miguel Horta e Costa
      Director - Iriarte Esteves
      Director - Carlos Duarte
      Director - José Pedro Pereira da Costa
      Director - António Gomes de Azevedo

* Executive Committee (CE) Officers; CEO - Chief Executive Officer; VCEO - Vice-Chairman of Executive Committee.

PT Prime

      Chairman - Iriarte Esteves
      Director - Carlos Duarte
      Director - António Gomes de Azevedo

PT.com

      Chairman - Manuel Rosa da Silva
      Director - José Pedro Pereira da Costa
      Director - José Carlos Baldino

TMN

      Chairman - Miguel Horta e Costa
      Director - Iriarte Esteves * (CEO)
      Director - António Soares *
      Director - David Lopes *
      Director - Maria da Graça Galvão *
      Director - Pedro Brandão Rodrigues *
      Director - Luís Ribeiro *
      Director - Maria Etelvina dos Santos *
      Director - João Goulart de Bettencourt
      Director - Manuel Frexes
      Director - Vitor Pereira Dias

Vivo **

      Chairman - Félix Pablo Ivorra Cano
      Director - Zeinal Bava
      Director - Álvaro Roquette
      Director - Carlos Vasconcellos Cruz
      Director - António Viana Baptista
      Director - Ignacio Aller Mallo
      Director - Carlos David Maroto Sobrado
      Director - Harry Dirk Hilbert Moraal
      Director - Hendrik Justus Wirix
      Director - Ernesto Lopez Mozo
      Director - Robertus Hendrikus Lukas de Groot
      Director - Alexander Daniel de Vreeze
      Director - Fernando Xavier Ferreira
      Director - Eduardo Correia de Matos
      Director - Pedro Brandão Rodrigues
      Director - Paul Josef Schmitz
      Director - Benjamin de Koe
      Director - Lara Ieka Runne
      Director - Marcus Antonius Joseph Pessel
      Director - Paul Johannes Antonius Wilbrink
      Director - Luís Miguel Gilperez López
      Director - J. C. W. Van Burg
      Director - C. J. P. Kluft
      Director - Shakhaf Wine

* Executive Committee (CE) Officers; CEO - Chief Executive Officer.
** Vivo Management: CEO - Francisco Padinha, Directors: Fernando Abella García, Luís Avelar, Guilherme Porterla Santos, Paulo César Teixeira, Carlos de La Rosa, Javier Rodrigues.

PT Investimentos Internacionais

      Chairman - Miguel Horta e Costa
      Vice-Chairman - Carlos Vasconcellos Cruz * (CEO)
      Director - Zeinal Bava
      Director - Diogo Horta e Costa *
      Director - Álvaro Roquette *
      Director - Luís Sousa de Macedo
      Director - Jaime Matos da Gama
      Director - Rui Machete
      Director - Luís Todo Bom

PT Multimedia

      Chairman - Miguel Horta e Costa
      Vice-Chairman - Zeinal Bava* (CEO)
      Director - Luís Pacheco de Melo *
      Director - Pedro Leitão *
      Director - Duarte Calheiros *
      Director - José Briosa e Gala *
      Director - José Egreja
      Director - Manuel Espírito Santo Silva
      Director - Fernando Ulrich
      Director - José Pedro Alenquer
      Director - Joaquim Goes
      Director - Joaquim Ferreira de Oliveira
      Director - Henrique Granadeiro
      Director - Luís Bordallo da Silva
      Director - Carlos Barbosa

TV Cabo Portugal

      Chairman - Zeinal Bava
      Director - Luís Pacheco de Melo
      Director - José Pedro Salas Pires
      Director - António Caria
      Director - Pedro Leitão
      Director - José Egreja
      Director - Duarte Calheiros

PT Sistemas de Informação

      Chairman - Miguel Horta e Costa
      Director - Paulo Fernandes * (CEO)
      Director - Zeinal Bava
      Director - Iriarte Esteves
      Director - Carlos Vasconcellos Cruz
      Director - Eduardo Branco *
      Director - Nuno Pedro *
      Director - Maria José Alves
      Director - Sérgio Carvalho

* Executive Committee (CE) Officers; CEO - Chief Executive Officer.

PT Pro

      Chairman - Zeinal Bava
      Vice-Chairman - Miguel Moreira * (CEO)
      Director - Francisco Nunes *
      Director - Nuno Cetra *
      Director - José Pedro Pereira da Costa
      Director - Maria da Graça Galvão
      Director - Luís Pacheco de Melo
      Director - Manuel Rosa da Silva
      Director - Carlos Pina Teixeira

PT Compras

      Chairman - Miguel Horta e Costa
      Director - Zeinal Bava
      Director - Carlos Vasconcellos Cruz
      Director - Paulo Fernandes * (CEO)
      Director - Francisco Nunes
      Director - João Norton dos Reis *
      Director - Luís Ribeiro *
      Director - Carlos Sousa *
      Director - Francisco Horta Machado *

PT Inovação

      Chairman - Norberto Fernandes
      Director - Paulo Nordeste * (CEO)
      Director - José Nina de Andrade *
      Director - Artur Campos Calado *
      Director - Lusitana Geraldes da Fonseca

PT Contact

      Chairman - José Graça Bau
      Director - Armindo Ribeiro
      Director - Victor Pereia Gonçalves
      Director - José Pedro Pereira da Costa
      Director - Manuel Rosa da Silva

* Executive Committee (CE) Officers; CEO - Chief Executive Officer.

Information to Shareholders

Trading in Shares and ADRs
PT shares are listed on the Euronext Stock Exchange and the New York Stock Exchange, as ADR - American Depository Receipts. One ADR represents one ordinary share.

The company’s share capital, as at 30 June 2004, comprised 1,254,285,000 shares with a nominal value of Euro 1 each, with 1,254,284,500 shares listed on the Euronext and the New York Stock Exchange. There were 66,898,244 ADRs registered on the same date.

Stock Information

	1st H. 2004	1st H. 2003

As at 30 June:
Share Capital (Euro thousand)	1,254,285	1,254,285
Number of Shares	1,254,285,000	1,254,285,000
Price (Euro)	8.87	6.24
Market Capitalization (Euro thousand)	11,125,508	7,826,738

Price / Transactions
High (Euro)	9.45	7.27
Low (Euro)	7.85	5.55
Volume (thousand of shares)	716,335	660,401
Traded Value (Euro million)	6,401	4,300
Market Share on the Euronext Lisbon	40%	43%

Performance
PSI 20	9.5%	0.3%
General Index of Euronext Lisbon	13.5%	2.4%
DJ Stoxx Telecom Europe	(0.3%)	7.1%
PT	11.2%	(4.7%)

Information
Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (Annual and Half Year Reports, Form 20F, Press Releases, etc) as follows:

Portugal Telecom
Nuno Prego, Investor Relations Director
Avenida Fontes Pereira de Melo, 40 - 8°
1069-300 Lisbon
Portugal
Tel: + (351) 21 500 1701
Fax: + (351) 21 500 0800
E-mail: nuno.prego@telecom.pt

Holders of ADRs may also request additional information directly from PT’s depository bank for ADRs in New York.

The Bank of New York
ADR Division
101 Barclay Street, 22nd Floor
New York, NY 10286, USA
Tel: 1 212 815 4693
Fax: 1 212 815 3050

Website
All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered Office
Portugal Telecom, SGPS, S.A.
Avenida Fontes Pereira de Melo, 40
1069-300 Lisbon
Portugal
Tel: + (351) 21 500 2000

Financial Schedule - 2004

4 March	Announcement of 2003 Year-End Results
2 April	General Shareholders’ Meeting
29 April	Announcement of 2004 First Quarter Results
30 June	Form 20F filed with SEC and NYSE
7 September	Announcement of 2004 First Half Results
November	Announcement of 2004 First Nine Months Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 04, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.